Filed Pursuant to Rule 424(b)(4)
Registration No. 333-101916

PROSPECTUS

3,000,000 Shares

Cenex Harvest States Cooperatives
8% Cumulative Redeemable Preferred Stock
$25.00 per share

     We are offering 3,000,000 shares of our 8% Cumulative Redeemable Preferred Stock. Holders of the preferred stock will be entitled to receive cash dividends at the rate of $2.00 per share per year. Dividends will be payable quarterly in arrears when, as and if declared on March 31, June 30, September 30 and December 31 of each year beginning March 31, 2003. Dividends payable on the preferred stock are cumulative and will accumulate from and including the initial closing date of this offering. The preferred stock is subject to redemption and has the preferences described in this prospectus. The preferred stock is not convertible into any of our other securities and is non-voting except in certain limited circumstances.

         We have received approval to list our preferred stock on the Nasdaq National Market under the symbol “CHSCP.”

        Investing in our preferred stock involves certain risks. See “Risk Factors” beginning on page 5.

	Per Share	Total
Public offering price	$25.0000	$75,000,000
Underwriting discount	$.9375	$2,812,500
Proceeds to CHS (before expenses)	$24.0625	$72,187,500

        The underwriters are severally underwriting the shares of preferred stock. We have granted to the underwriters a 30-day option to purchase up to 450,000 shares of the preferred stock on the same terms and conditions as set forth above (plus accumulated dividends from and including the initial closing date of this offering) to cover over-allotments, if any.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

         We expect to deliver the preferred stock on or about January 31, 2003.

CO-LEAD MANAGERS

D. A. Davidson & Co.	U. S. Bancorp Piper Jaffray

Fahnestock & Co. Inc.

The date of this prospectus is January 27, 2003

CHS COOPERATIVES

FROM THE PRODUCER TO THE CONSUMER

Producer Inputs	Markets for Products	Milling and Processing	Consumer Products

	 *		 *

Country Operations and Grain Marketing

= Financial Services
= Terminal/Marketing Offices
= TEMCO *
= United Harvest LLC *
= Country Locations

Processed Grains and Foods

= Ventura Foods LLC *
= Harvest States Oilseed Processing and Refining
= Harvest States Foods

Energy

= Propane Plant
= Lube Plant
= Transportation Facility
= Refinery
= Terminals

CHS COOPERATIVES | Linking producers with consumers.

CENEX HARVEST STATES

*Joint venture entities or operations not wholly owned by Cenex Harvest States Cooperatives. See "Business" for additional information.

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IMPORTANT INFORMATION ABOUT THIS PROSPECTUS

     You should rely only on the information contained or incorporated by reference in this prospectus. Neither we nor the underwriters have authorized any other person to provide you with different or additional information. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this prospectus is accurate as of any date other than the date on the front of this prospectus. Updated information can be obtained as described under “Where You Can Find More Information.”

     References in this prospectus, and the documents incorporated by reference in this prospectus, to “CHS,” “CHS Cooperatives,” the “Company,” “we,” “our” and “us” refer to Cenex Harvest States Cooperatives, a Minnesota cooperative, and its subsidiaries. Information contained in our website does not constitute part of this prospectus.

     All references to “preferred stock” in this prospectus are to our 8% Cumulative Redeemable Preferred Stock unless the context requires otherwise.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus and the information incorporated by reference in it contain statements that constitute forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “intend,” “forecast,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” or the negative of these terms or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements. These factors include those listed under “Risk Factors” and elsewhere in this prospectus.

     We do not guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements, which speak only as of the date on which they were made.

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PROSPECTUS SUMMARY

     This summary highlights information we present in greater detail elsewhere in this prospectus and in the information incorporated by reference in it. This summary may not contain all of the information that is important to you and you should carefully consider all of the information contained or incorporated by reference in this prospectus. This prospectus contains forward-looking statements that are subject to risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements. These factors include those listed under "Risk Factors" and elsewhere in this prospectus.

CENEX HARVEST STATES COOPERATIVES

     We are one of the nation’s leading integrated agricultural companies. As a cooperative, we are owned by farmers and ranchers and their local cooperatives located from the Great Lakes to the Pacific Northwest and from the Canadian border to Texas. We buy commodities from and provide products and services to our members and other customers. We provide a wide variety of products and services, from initial agricultural inputs such as fuels, farm supplies and crop nutrients, to agricultural outputs that include grains and oilseeds, grain and oilseed processing and food products. For the fiscal year ended August 31, 2002, our total revenues were $7.8 billion.

     Our operations are organized into five business segments: Agronomy, Energy, Country Operations, Grain Marketing and Processed Grains and Foods. Together these business segments create vertical integration to link producers with consumers. The first two segments, Agronomy and Energy, produce and provide for the wholesale distribution of inputs that are essential for crop production. The third segment, Country Operations, serves as our company-owned retailer of a portion of these crop inputs and also serves as the first handler of a significant portion of the crops marketed and processed by us. The fourth segment, Grain Marketing, purchases and resells grains and oilseeds originated by our Country Operations segment, by member cooperatives and by third parties. The fifth business segment, Processed Grains and Foods, converts grains and oilseeds into value-added products.

     Only producers of agricultural products and associations of producers of agricultural products may be members of CHS Cooperatives. Our earnings are allocated to members based on the volume of business they do with us. Members receive earnings in the form of patronage refunds in cash and patrons’ equities, which may be redeemed over time.

     A portion of our operations are conducted through equity investments and joint ventures whose operating results are not consolidated with our results. For those investments and ventures for which we recognize income using the equity method of accounting, a proportionate share of the income or loss from those entities is included as a component in our net income.

     The origins of CHS Cooperatives date back to the early 1930s with the founding of the predecessor companies of Cenex, Inc. and Harvest States Cooperatives. Cenex Harvest States Cooperatives, now headquartered in Inver Grove Heights, Minnesota, emerged as the result of the merger of the two entities in 1998. Our address is 5500 Cenex Drive, Inver Grove Heights, Minnesota 55077. Our telephone number is (651) 451-5151.

Agronomy
     Through our Agronomy business segment, we are engaged in the manufacture of crop nutrients and the wholesale distribution of crop nutrients and crop protection products. We conduct our agronomy operations primarily through two investments — a 20% cooperative ownership interest in CF Industries, Inc. (CF Industries) and a 25% ownership interest in Agriliance, LLC (Agriliance). CF Industries manufactures crop nutrient products, particularly nitrogen and phosphate fertilizers, and is one of the largest suppliers to Agriliance. Agriliance is one of North America’s largest wholesale distributors of crop nutrients, crop protection products and other agronomy products. Our minority ownership interests in CF Industries and Agriliance are treated as investments and, therefore, those entities’ revenues and expenses are not reflected in our operating results.

Energy
     We are the nation’s largest cooperative energy company, with operations that include petroleum refining and pipelines; the supply, marketing and distribution of refined fuels (gasoline, diesel, and other energy products); the blending, sale and distribution of lubricants; and the wholesale and retail supply of propane. Our Energy business segment processes crude oil into refined petroleum products at refineries in Laurel, Montana (wholly-owned) and McPherson, Kansas (owned by National Cooperative Refinery Association, a cooperative in which we have an approximate 74.5% ownership interest) and sells those products under the Cenex brand to our member cooperatives and others through a network of approximately 1,400 independent retailers, including approximately 800 that operate Cenex/Ampride convenience stores.

Country Operations
     Our Country Operations business segment purchases wheat and other grains from our producer members and provides our members and non-member producers with access to a full range of products and services including farm supplies, programs for crop and livestock production, hedging and insurance services, and agricultural operations financing. Country Operations operates at approximately 300 locations dispersed throughout Minnesota, North Dakota, South Dakota, Nebraska, Montana, Idaho, Washington and Oregon. Most of these locations purchase grain from farmers and sell agronomy products, energy products and feed to those same producers and others, although not all locations provide every product and service.

Grain Marketing
     We are the nation’s largest cooperative marketer of grain and oilseed, handling about 1.1 billion bushels annually. During fiscal year 2002, we purchased approximately 76% of our total grain volumes from individual and member cooperatives and the Country Operations business segment, with the balance purchased from non-members. We arrange for the transportation of the grains either directly to customers or to our owned or leased grain terminals and elevators pending delivery to domestic and foreign purchasers. We conduct most of our Grain Marketing operations directly, although we do conduct some of our business through three joint ventures in which we have a 50% ownership.

Processed Grains and Foods
     Our Processed Grains and Foods business segment converts raw agricultural commodities into ingredients for finished food products or into finished consumer food products. We have focused on areas that utilize the products supplied by our member producers. These areas are oilseed processing and refining, wheat milling and foods, including oilseed-based products (such as margarine and salad dressing) and Mexican foods.

THE OFFERING

Issuer	Cenex Harvest States Cooperatives, a Minnesota cooperative

Securities Offered	3,000,000 Shares of 8% Cumulative Redeemable Preferred Stock

Offering Price	$25.00 per share

Dividends

You will be entitled to receive cash dividends at the rate of $2.00 per share per year when, as and if declared by our board of directors. Dividends are cumulative and will be payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year beginning March 31, 2003. Dividends will accumulate from and including the initial closing date of this offering.

Liquidation Rights

In the event of our liquidation, you will be entitled to receive $25.00 per share plus all dividends accumulated and unpaid on the shares to and including the date of liquidation, subject, however, to the rights of any of our securities that rank senior or on a parity with the preferred stock.

Rank

With respect to the payment of dividends and the distribution of assets in the event of our liquidation, dissolution or winding up, the preferred stock will have priority over the following:

  any patronage refund, whether or not represented by a certificate, and any redemption thereof;
  any other class or series of our capital stock designated by our board of directors as junior to the preferred stock; and
  our common stock, if any.

Shares of any class or series of our capital stock that are not junior to the preferred stock, including our existing 8% Preferred Stock, will rank on a parity with the preferred stock.

Redemption at our Option

We may not redeem the preferred stock prior to February 1, 2008. On or after that date we may, at our option, redeem the preferred stock, in whole or from time to time in part, for cash at a price of $25.00 per share plus all dividends accumulated and unpaid on that share to and including the date of redemption.

Redemption at the Holder’s Option

In the event of a change in control approved by our board of directors prior to submitting the proposed transaction to our members for approval, you will have the right, for a period of 90 days from the date of the change in control, to require us to repurchase your shares of preferred stock at a price of $25.00 per share plus all dividends accumulated and unpaid on that share to and including the date of redemption. “Change in control” is defined in “Description of the Preferred Stock — Redemption — At the Holder’s Option.”

No Exchange or Conversion Rights, No Sinking Fund

The preferred stock is not exchangeable for or convertible into shares of any other shares of our capital stock or any other securities or property. The preferred stock is not subject to the operation of any purchase, retirement or sinking fund.

Voting Rights

You will not have voting rights except as required by applicable law; provided that the affirmative vote of two-thirds of the outstanding preferred stock will be required to approve:

  any amendment to our articles of incorporation or the resolutions establishing the terms of the preferred stock if the amendment adversely affects the rights or preferences of the preferred stock; and
  the creation of any class or series of equity securities having rights senior to the preferred stock as to the payment of dividends or distribution of assets upon the liquidation, dissolution or winding up of CHS.

Nasdaq Listing	We have received approval to list our preferred stock on the Nasdaq National Market under the symbol “CHSCP.”

Use of Proceeds	We intend to use the net proceeds from this offering to repay short-term indebtedness.

Risk Factors	See “Risk Factors” and the other information in this prospectus for a discussion of factors that you should consider carefully before deciding to purchase the preferred stock.

SUMMARY CONSOLIDATED FINANCIAL DATA

     The selected audited consolidated financial data as of August 31, 2002 and 2001, and for each of the three fiscal years ended August 31, 2002, 2001 and 2000, have been derived from, and should be read in conjunction with, our consolidated financial statements and notes thereto included elsewhere in this prospectus. The selected consolidated financial data for the three months ended November 30, 2002 and 2001 are unaudited and have been derived from, and should be read in conjunction with, our unaudited consolidated financial statements and notes thereto contained in the quarterly report on Form 10-Q for the quarterly period ended November 30, 2002, incorporated by reference in this prospectus. The remaining selected audited consolidated financial data have been derived from audited consolidated financial statements not incorporated by reference in this prospectus. In the opinion of our management, the unaudited historical financial data were prepared on the same basis as the audited historical financial data and include all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of this information. Results of operations for the three-month periods are not necessarily indicative of results of operations that may be expected for the full fiscal year.

	Three Months Ended November 30,		Years Ended August 31,				Three Months Ended August 31,	Year Ended May 31,
	2002	2001	2002	2001	2000	1999	1998(1)	1998
	(Unaudited)	(Unaudited)
	(in thousands, except for ratios)
Income Statement Data:
Revenues:
Net sales	$2,626,628	$1,871,952	$7,731,867	$7,753,012	$8,497,850	$6,381,334	$1,531,124	$8,410,030
Patronage dividends	166	721	3,885	5,977	5,494	5,876	5,111	70,387
Other revenues	35,089	32,076	109,459	116,254	97,471	81,180	17,706	85,127

	2,661,883	1,904,749	7,845,211	7,875,243	8,600,815	6,468,390	1,553,941	8,565,544
Cost of goods sold	2,562,794	1,804,364	7,513,369	7,470,203	8,300,494	6,193,287	1,475,407	8,209,448
Marketing, general and administrative	43,148	42,898	187,292	184,046	155,266	152,031	34,998	126,061

Operating earnings	55,941	57,487	144,550	220,994	145,055	123,072	43,536	230,035
Interest	12,813	10,815	42,455	61,436	57,566	42,438	12,311	34,620
Equity (income) loss from investments	(8,165)	(3,942)	(58,133)	(28,494)	(28,325)	(22,363)	9,142	(8,381)
Minority interests	5,431	3,036	15,390	35,098	24,546	10,017	3,252	6,880

Income before income taxes	45,862	47,578	144,838	152,954	91,268	92,980	18,831	196,916
Income taxes	5,506	6,223	18,700	(25,600)	3,880	6,980	2,895	19,615

Net income	$40,356	$41,355	$126,138	$178,554	$87,388	$86,000	$15,936	$177,301

Balance Sheet Data (at end of period):
Working capital	$431,751	$343,058	$249,115	$305,280	$214,223	$219,045	$284,452	$235,721
Net property, plant and equipment	1,068,786	1,026,075	1,057,421	1,023,872	1,034,768	968,333	915,770	868,073
Total assets	3,835,688	3,092,431	3,481,727	3,057,319	3,172,680	2,787,664	2,469,103	2,436,515
Long-term debt, including current maturities	743,222	584,257	572,124	559,997	510,500	482,666	456,840	378,408
Total equities	1,305,677	1,282,826	1,289,638	1,261,153	1,164,426	1,117,636	1,065,877	1,029,973
Ratio of earnings to fixed charges and preferred dividends(2)	4.5x	5.2x	3.4x	3.4x	2.6x	2.5x	2.4x	4.4x

     (1) Reflects our change in fiscal year end from May 31 to August 31.

     (2) For purposes of computing the ratio of earnings to fixed charges and preferred dividends, earnings consist of income before income taxes on consolidated operations, distributed income from equity investees and other investments and fixed charges. Fixed charges consist of interest expense and one-third of rental expense, considered representative of that portion of rental expense estimated to be attributable to interest.

RISK FACTORS

     Before investing in our preferred stock, you should be aware that doing so involves risks, including those described below. The value of your investment may decline and you could lose your entire investment. You should carefully consider the following factors as well as the other information contained in or incorporated by reference in this prospectus before deciding to buy our preferred stock.

Risks Related to Our Operations

     Our revenues and operating results could be adversely affected by changes in commodity prices. Our revenues and earnings are affected by market prices for commodities such as crude oil, natural gas, grain, oilseeds, and flour. Commodity prices generally are affected by a wide range of factors beyond our control, including the weather, disease, insect damage, drought, the availability and adequacy of supply, government regulation and policies, and general political and economic conditions. Increases in market prices for commodities that we purchase without a corresponding increase in the prices of our products or our sales volume or a decrease in our other operating expenses could reduce our revenues and net income. We are also exposed to fluctuating commodity prices as the result of our inventories of commodities, typically grain and crude oil, and purchase and sale contracts at fixed or partially fixed prices. At any time, our inventory levels and unfulfilled fixed or partially fixed price contract obligations may be substantial.

     Our operating results could be adversely affected if our members were to do business with others rather than us. We do not have an exclusive relationship with our members and our members are not obligated to supply us with their products or purchase products from us. Our members often have a variety of distribution outlets and product sources available to them. If our members were to sell their products to other purchasers or purchase products from other sellers, our revenues would decline and our results of operations could be adversely affected.

     We participate in highly competitive business markets in which we may not be able to continue to compete successfully. We operate in several highly competitive business segments. Competitive factors include price, service level, proximity to markets, product quality and marketing. In some of our business segments, such as Energy, we compete with companies that are larger, better known and have greater marketing, financial, personnel and other resources. Our competitors may succeed in developing new or enhanced products that are better than ours, and may be more successful in marketing and selling their products than we are with ours. As a result, we may not be able to continue to compete successfully with our competitors.

     Changes in federal income tax laws or in our tax status could increase our tax liability and reduce our net income. Current federal income tax laws, regulations and interpretations regarding the taxation of cooperatives, which allow us to exclude income generated through business with or for a member (patronage income) from our taxable income, could be changed. If this occurred, or if in the future we were not eligible to be taxed as a cooperative, our tax liability would significantly increase and our net income significantly decrease.

     We incur significant costs in complying with applicable laws and regulations. Any failure to make the capital investments necessary to comply with these laws and regulations could expose us to financial liability. We are subject to numerous federal, state and local provisions regulating our business and operations. We incur and expect to incur significant capital and operating expenses to comply with these laws and regulations, but may be unable to pass on those expenses to customers without experiencing volume and margin losses. For example, in the next three years, we anticipate spending approximately $387 million in total at NCRA’s McPherson, Kansas and our Laurel, Montana refineries on upgrading the facilities, largely to comply with regulations requiring the reduction of sulfur levels in refined petroleum products. It is expected that approximately 80% of the total costs for these projects will be incurred at the McPherson refinery.

     We establish reserves for the future cost of meeting known compliance obligations, such as remediation of identified environmental issues. However, these reserves may prove inadequate to meet our actual liability. Moreover, amended, new or more stringent requirements, stricter interpretations of existing requirements or the future discovery of currently unknown compliance issues may require us to make material expenditures or subject us to liabilities that we currently do not anticipate.

     Our failure to comply with applicable laws and regulations could subject us to administrative penalties and injunctive relief, civil remedies including fines and injunctions, and recalls of our products. We cannot predict what impact, if any, future laws or regulations may have on our potential business and operations.

     Environmental liabilities could adversely affect our results and financial condition. Many of our current and former facilities have been in operation for many years and, over that time, we and other operators of those facilities have generated, used, stored and disposed of substances or wastes that are or might be considered hazardous under applicable environmental laws, including chemicals and fuels stored in underground and above-ground tanks. Any past or future actions in violation of those environmental laws could subject us to administrative penalties, fines and injunctions. Moreover, future or unknown past releases of hazardous substances could subject us to private lawsuits claiming damages and to adverse publicity.

     Actual or perceived quality, safety or health risks associated with our products could subject us to liability and damage our business and reputation. If any of our food products became adulterated or misbranded, we would need to recall those items and could experience product liability claims if consumers were injured as a result. A widespread product recall or a significant product liability judgment could cause our products to be unavailable for a period of time or a loss of consumer confidence in our products. Even if a product liability claim is unsuccessful or is not fully pursued, the negative publicity surrounding any assertion that our products caused illness or injury could adversely affect our reputation with existing and potential customers and our corporate and brand image. Moreover, claims or liabilities of this sort might not be covered by our insurance or by any rights of indemnity or contribution that we may have against others. In addition, general public perceptions regarding the quality, safety or health risks associated with particular food products, such as the concern in some quarters regarding genetically modified crops, could reduce demand and prices for some of the products associated with our businesses. To the extent that consumer preferences evolve away from products that our members or we produce for health or other reasons, such as the growing demand for organic food products, and we are unable to develop products that satisfy new consumer preferences, there will be a decreased demand for our products.

     Our operations are subject to business interruptions and casualty losses; we do not insure against all potential losses and could be seriously harmed by unexpected liabilities. Our operations are subject to business interruptions due to unanticipated events such as explosions, fires, pipeline interruptions, transportation delays, equipment failures, crude oil or refined product spills, inclement weather or labor disputes. For example:

  our oil refineries and other facilities are potential targets for terrorist attacks that could halt or discontinue production;
  our inability to negotiate acceptable contracts with unionized workers in our operations could result in strikes or work stoppages; and
  the significant inventories that we carry could be damaged or destroyed by catastrophic events, extreme weather conditions or contamination.

We maintain insurance against many, but not all, potential losses or liabilities arising from these operating hazards, but uninsured losses or losses above our coverage limits are possible. Uninsured losses and liabilities arising from operating hazards could have a material adverse effect on our financial position or results of operations.

     Our cooperative structure limits our ability to access equity capital. As a cooperative, we may not sell common equity in our company. In addition, existing laws and our articles of incorporation and bylaws contain limitations on dividends of 8% of any preferred stock that we may issue. These limitations restrict our ability to raise equity capital and may adversely affect our ability to compete with enterprises that do not face similar restrictions.

     Consolidation among the producers of products we purchase and customers for products we sell could adversely affect our revenues and operating results. Consolidation has occurred among the producers of products we purchase, including crude oil and grain. Consolidation could increase the price of these products and allow suppliers to negotiate pricing and other contract terms that are less favorable to us. Consolidation also may increase the competition among consumers of these products to enter into supply relationships with a smaller number of producers.

     Consolidation among purchasers of our products and in wholesale and retail distribution channels has resulted in a smaller customer base for our products and intensified the competition for these customers. For example, ongoing consolidation among distributors and brokers of food products and food retailers has altered the buying patterns of these businesses, as they have increasingly elected to work with product suppliers who can meet their needs nationwide rather than just regionally or locally. If these distributors, brokers, and retailers elect not to purchase our products, our sales volumes, revenues, and profitability could be significantly reduced.

     Fluctuations in prices for crude oil and refined fuel products may adversely affect our earnings. Prices for crude oil and for gasoline, diesel fuel, and other refined petroleum products fluctuate widely. The profitability of our energy operations depends largely on the margin between the cost of crude oil that we refine and the selling prices that we obtain for our refined products. Factors influencing these prices, many of which are beyond our control, include:

  levels of worldwide and domestic supplies;
  capacities of domestic and foreign refineries;
  the ability of the members of OPEC to agree to and maintain oil price and production controls, and the price and level of foreign imports generally;
  political instability or armed conflict in oil-producing regions;
  the level of consumer demand;
  the price and availability of alternative fuels;
  the availability of pipeline capacity; and
  domestic and foreign governmental regulations and taxes.

     The long-term effects of these and other conditions on the prices of crude oil and refined petroleum products are uncertain and ever-changing. Accordingly, we expect our margins on and the profitability of our energy business to fluctuate, possibly significantly, over time.

     If our customers chose alternatives to our refined petroleum products our revenues and profits may decline. Numerous alternative energy sources currently are being developed that could serve as alternatives to our gasoline, diesel fuel and other refined petroleum products. If any of these alternative products become more economically viable or preferable to our products for environmental or other reasons, demand for our energy products would decline. Demand for our gasoline, diesel fuel and other refined petroleum products also could be adversely affected by increased fuel efficiencies.

     Our agronomy business is depressed and could continue to underperform in the future. Demand for agronomy products in general has been adversely affected in recent years by drought and poor weather conditions, depressed grain prices, idle acreage and development of insect and disease-resistant crops. These factors could cause our agronomy marketing and distribution venture to be unable to operate at profitable margins. In addition, these and other factors, including fluctuations in the price of natural gas and other raw materials, an increase in recent years in domestic and foreign production of fertilizer and intense competition within the industry, in particular from lower-cost foreign producers, have created particular pressure on producers of fertilizers. As a result, CF Industries, Inc. a fertilizer manufacturer in which we hold a minority cooperative interest, has suffered losses in recent years as it has incurred increased prices for raw materials but has been unable to pass those increased costs on to its customers.

     Technological improvements in agriculture could decrease the demand for our agronomy products. Improved technological advances in agriculture could decrease the demand for crop nutrients, and other crop input products and services. Genetically engineered seeds that resist disease and insects or meet certain nutritional requirements could affect the demand for crop nutrients and crop protection products, as well as the demand for fuel to operate application equipment.

     We operate some of our business through joint ventures in which our rights to control business decisions are limited. Several parts of our business, including in particular our agronomy business and portions of our grain marketing, wheat milling and foods businesses, are operated through joint ventures with unaffiliated third parties. Operating a business through a joint venture means that we have less control over business decisions than we have in our wholly-owned businesses. In particular, we generally cannot act on major business initiatives in our joint ventures without the consent of the other party or parties in that venture.

Risks Related to This Offering and the Preferred Stock

     The initial public offering price for the preferred stock may not be representative of market prices after this offering. The initial public offering price of our preferred stock has been determined through negotiations between the representatives of the underwriters and us and may not be representative of market prices after this offering. As a result, you may be unable to receive the initial public offering price if you resell the preferred stock.

     There may not be any secondary trading market for the preferred stock, which may limit your ability to resell your shares. The preferred stock is a new issue of securities with no established trading market and we cannot assure you that a secondary trading market for the preferred stock will ever develop or, if one develops, that it will be maintained or provide any significant liquidity. The representatives of the underwriters have advised us that they intend to make a market in the preferred stock. However, they are not obligated to do so and may discontinue any market-making activity at any time without notice. As a result of these and other factors, if you decide to sell your preferred stock there may be either no or only a limited number of potential buyers. This, in turn, may affect the price you receive for your preferred stock or your ability to sell your preferred stock at all.

     We cannot assure you that the preferred stock will continue to qualify for listing on the Nasdaq National Market. Although we have received approval to list the preferred stock on the Nasdaq National Market, we cannot assure you that it will continue to qualify for listing. For example, we may be unable to satisfy the requirements regarding “independent” directors as now or subsequently in effect. If our preferred stock were delisted, the liquidity of the market for the preferred stock could be reduced, possibly significantly.

     If you are able to resell your preferred stock, many factors may affect the price you receive, which may be lower than you believe to be appropriate. Many factors could affect the market price of our preferred stock, including:

  the risks relating to our business and the industries in which we operate described elsewhere in this “Risk Factors” section and elsewhere in this prospectus;
  our operating and financial performance;
  the level, direction and volatility of interest rates;
  general market, political and economic conditions;
  changes in market valuations of other integrated agricultural companies;
  the market for securities similar to the preferred stock;

  additional issuances of preferred stock by us; and
  sales of preferred stock by a few stockholders or even a single significant stockholder.

In addition, the U.S. stock markets have experienced price and volume volatility that has affected many companies’ stock prices, often for reasons unrelated to the operating performance of those companies. Fluctuations such as these also may affect the market price of our preferred stock. As a result of these factors, you may only be able to sell your preferred stock at prices below those you believe to be appropriate. We cannot predict at what price the preferred stock will trade, and that price may be less than its initial public offering price or liquidation value at any time.

     Issuances of substantial amounts of preferred stock could adversely affect the market price of our preferred stock. From time to time in the future we expect to issue shares of preferred stock to our members in redemption of a portion of their patrons’ equities or other equity securities and may do so as frequently as annually. We expect these shares to be freely tradeable upon issuance to our members, and some or all members who receive preferred stock may seek to sell their shares in the public market. We also expect to issue shares of preferred stock in exchange for the shares of our outstanding 8% preferred stock. Furthermore, from time to time we may sell additional shares of preferred stock to the public. We cannot predict whether future issuances or sales of our preferred stock or the availability of our preferred stock for sale will adversely affect the market price for our preferred stock or our ability to raise capital by offering equity securities.

     The terms of the preferred stock are fixed and changes in market conditions, including market interest rates, may decrease the market price for the preferred stock. The terms of the preferred stock, such as the 8% dividend rate, the amount of the liquidation preference and the redemption terms, are fixed and will not change, even if market conditions with respect to these terms fluctuate. This may mean that you could obtain a higher return from an investment in other securities. It also means that an increase in market interest rates is likely to decrease the market price for the preferred stock.

     You will have limited voting rights. As a holder of the preferred stock, you will be entitled to vote only on actions that would amend, alter or repeal our articles of incorporation or the resolutions establishing the preferred stock if the amendment, alteration or repeal would adversely affect the rights or preferences of the preferred stock or that would create a series of senior equity securities. You will not have the right to vote on actions customarily subject to shareholder vote or approval, including the election of directors, the approval of significant transactions, and other amendments to our articles of incorporation that would not adversely affect the rights and preferences of the preferred stock.

     Payment of dividends on the preferred stock is not guaranteed. Although dividends on the preferred stock accumulate, our board of directors must approve the actual payment of those dividends. Our board of directors can elect at any time or from time to time, and for an indefinite duration, not to pay the accumulated dividends. Our board of directors could do so for any reason, including the following:

  unanticipated cash requirements;
  the need to make payments on our indebtedness;
  concluding that the payment of dividends would cause us to breach the terms of any agreement, such as financial ratio covenants; or
  determining that the payment of dividends would violate applicable law regarding unlawful distributions to shareholders.

     We can redeem the preferred stock at our discretion. We have the option of redeeming your shares at any time on or after February 1, 2008 for $25.00 per share plus any accumulated and unpaid dividends.

     The amount of your liquidation preference or redemption payment is fixed. The payment due upon a liquidation or redemption is fixed at $25.00 per share plus accumulated and unpaid dividends. If we have value remaining after payment of this amount, you will have no right to participate in that value. If the market price for our preferred stock is greater than the redemption price, you will have no right to receive the market price from us on a redemption.

     Your liquidation rights will be subordinate to those of holders of our indebtedness and of any senior equity securities we may issue in the future and may be subject to the equal rights of other equity securities. There are no restrictions in the terms of the preferred stock on our ability to incur indebtedness. We can also, with the consent of two-thirds of the outstanding preferred stock, issue preferred equity securities that are senior with respect to liquidation payments to the preferred stock. If we were to liquidate our business, we would be required to repay all of our outstanding indebtedness and to satisfy the liquidation preferences of any senior equity securities that we may issue in the future before we could make any distributions to holders of our preferred stock. We could have insufficient cash available to do so, in which case you would not receive any payment on the amounts due you. Moreover, there are no restrictions on our ability to issue preferred equity securities that rank on a parity with the preferred stock as to liquidation preferences and any amounts remaining after the payment of senior securities would be split equally among all holders of those securities, which might result in your receiving less than the full amount due you.

USE OF PROCEEDS

     We expect the net proceeds of this offering to be approximately $71.7 million (approximately $82.6 million if the underwriters excercise their over-allotment option in full), after deducting underwriting discounts and other expenses. We intend to use the net proceeds from this offering to repay short-term indebtedness under a $550 million, 364-day credit facility with a syndication of banks, of which $245.5 million was outstanding on November 30, 2002, having an average interest rate of 2.52%.

BUSINESS

     We are one of the nation’s leading integrated agricultural companies. As a cooperative, we are owned by farmers and ranchers and their local cooperatives from the Great Lakes to the Pacific Northwest and from the Canadian border to Texas. We buy commodities from and provide products and services to our members and other customers. We provide a wide variety of products and services, from initial agricultural inputs such as fuels, farm supplies and crop nutrients, to agricultural outputs that include grains and oilseeds, grain and oilseed processing and food products. For the fiscal year ended August 31, 2002, our total revenues were $7.8 billion.

     Our operations are organized into five business segments: Agronomy, Energy, Country Operations, Grain Marketing and Processed Grains and Foods. Together these business segments create vertical integration to link producers with consumers. The first two segments, Agronomy and Energy, produce and provide for the wholesale distribution of inputs that are essential for crop production. The third segment, Country Operations, serves as our company-owned retailer of a portion of these crop inputs and also serves as the first handler of a significant portion of the crops marketed and processed by us. The fourth segment, Grain Marketing, purchases and resells grains and oilseeds originated by our Country Operations segment, by member cooperatives and by third parties. The fifth business segment, Processed Grains and Foods, converts grains and oilseeds into value-added products.

     Only producers of agricultural products and associations of producers of agricultural products may be members of CHS Cooperatives. Our earnings are allocated to members based on the volume of business they do with us. Members receive earnings in the form of patronage refunds in cash and patrons’ equities, which may be redeemed over time.

     A portion of our operations are conducted through equity investments and joint ventures whose operating results are not consolidated with our results. For those investments and ventures for which we recognize income using the equity method of accounting, a proportionate share of the income from those entities is included as a component in our net income or loss.

     The origins of CHS Cooperatives date back to the early 1930s with the founding of the predecessor companies of Cenex, Inc. and Harvest States Cooperatives. Cenex Harvest States Cooperatives, now headquartered in Inver Grove Heights, Minnesota, emerged as the result of the merger of the two entities in 1998.

     The following business segment descriptions should be read in conjunction with the international sales information and segment information in Notes 2 and 11 of the Notes to our consolidated financial statements included elsewhere in this prospectus.

AGRONOMY

Overview
     Through our Agronomy business segment, we are engaged in the manufacture of crop nutrients and the wholesale distribution of crop nutrients and crop protection products. We conduct our agronomy operations primarily through two investments — a 20% cooperative ownership interest in CF Industries, Inc. (CF Industries) and a 25% ownership interest in Agriliance, LLC (Agriliance). CF Industries manufactures crop nutrient products, particularly nitrogen and phosphate fertilizers, and is one of the largest suppliers to Agriliance. Agriliance is one of North America’s largest wholesale distributors of crop nutrients, crop protection products and other agronomy products.

     There is significant seasonality in the sale of crop nutrients and crop protection products and services, with peak activity coinciding with the planting and input seasons.

     Our minority ownership interests in CF Industries and Agriliance are treated as investments, and therefore, those entities’ revenues and expenses are not reflected in our operating results.

  Our investment in CF Industries of $153 million on August 31, 2002, is carried on the balance sheet at cost, including allocated patronage. Because CF Industries is a cooperative, we recognize income from the investment only if and to the extent that we receive patronage refunds. We recognize loss only if and to the extent that we receive notice of non-qualified losses or we determine that there has been an impairment of our investment. In recent years, CF Industries has realized operating losses and, as such, it has not issued any patronage refunds to its members, nor has it issued any notice of non-qualified losses. Historically, crop nutrients manufacturing earnings have been cyclical in nature.
  At August 31, 2002 our investment in Agriliance was $86 million. We recognize earnings from Agriliance using the equity method of accounting, which results in including our ownership percentage of Agriliance’s net earnings as equity income (or loss) from investments. We apply related internal expenses against those earnings.

     Each of CF Industries and Agriliance has its own line of financing, without recourse to us.

Operations
     CF Industries. CF Industries is an interregional agricultural cooperative involved in the manufacturing of crop nutrient products. It is one of North America’s largest producers of nitrogen and phosphate fertilizers. Through its members, CF Industries’ nitrogen and phosphate fertilizer products reach farmers and ranchers in 48 states and two Canadian provinces. CF Industries conducts its operations primarily from the following facilities:

  a nitrogen manufacturing and processing facility at Donaldsonville, Louisiana;
  a phosphate mine and phosphate fertilizer plant in central Florida; and
  a 66% ownership interest in a nitrogen fertilizer manufacturing and processing facility in Alberta, Canada.

     Agriliance. Agriliance is one of the nation’s largest wholesale distributors of crop nutrients (fertilizers) and crop protection products (insecticides, fungicides and pesticides), accounting for an estimated 30% of the U.S. market for crop nutrients and approximately 25% of the U.S. market for crop protection products. As a wholesale distributor, Agriliance has warehouse, distribution and service facilities located throughout the country. Agriliance also owns and operates retail agricultural units in the southeastern United States. Agriliance purchases most of its fertilizer from CF Industries and Farmland Industries, Inc. and its crop protection products from Monsanto and Sygenta.

     Agriliance was formed in 2000 when CHS, Farmland and Land O’Lakes, Inc. each contributed its respective agronomy businesses to the new company in consideration for ownership interests (25% each for CHS and Farmland and 50% for Land O’Lakes) in the venture. Our interest in Agriliance is held through United Country Brands, LLC, a holding company jointly-owned with Farmland.

Products and Services
     CF Industries manufactures crop nutrient products, primarily nitrogen and phosphate fertilizers and potash. Agriliance wholesales crop nutrient products and crop protection products that include insecticides, fungicides, and pesticides. Agriliance also provides field and technical services, including soil testing, adjuvant and herbicide formulation, application and related services.

Sales and Marketing; Customers
     CF Industries sells its crop nutrient products to large agricultural cooperatives and distributors. Its largest customers are Land O’Lakes, CHS and seven other regional cooperatives that wholesale the products to their members. Agriliance distributes agronomy products through approximately 1,000 local cooperatives from Ohio to the West Coast and from the Canadian border south to Kansas. Agriliance also provides sales and services through 48 Agriliance Service Centers and other retail outlets. Agriliance’s largest customer is our Country Operations business segment. In 2002, Agriliance sold approximately $1.4 billion of crop nutrient products and approximately $2.2 billion of crop protection and other products.

Industry; Competition
     CF Industries. North American fertilizer producers operate in a highly competitive, global industry. Commercial fertilizers are world-traded commodities and producers compete principally on the basis of price and service. Many of the raw materials that are used in fertilizer production, such as natural gas, are often more expensive in the United States than in other parts of the world. Crop nutrient margins have historically been cyclical; large profits generated throughout the mid-1990’s attracted additional capital and expansion and the industry now suffers from excess capacity. These factors have produced operating losses for North American fertilizer manufacturers over the past several years, although recently fertilizer margins have stabilized as natural gas prices have declined.

     CF Industries competes with numerous domestic and international crop nutrient manufacturers, including Farmland.

     Agriliance. The wholesale distribution of agronomy products is highly competitive and dependent upon relationships with agricultural producers and local cooperatives, proximity to producers and local cooperatives and competitive pricing. Moreover, the crop protection products industry is mature with slow growth predicted for the future, which has led distributors and suppliers to turn to consolidation and strategic partnerships to benefit from economies of scale and increased market share.

     Agriliance competes with other large agronomy distributors, as well as other regional or local distributors and retailers. Agriliance competes on the strength of its relationships with our members, members of Farmland and Land O’Lakes, its purchasing power and competitive pricing, and its attention to service in the field. Major competitors of Agriliance in crop nutrient distribution include Agrium, Growmark, United Suppliers and West Central. Major competitors of Agriliance in crop protection products distribution include Helena, ConAgra (UAP), Tenkoz and numerous smaller distribution companies.

ENERGY

Overview
     We are the nation’s largest cooperative energy company, with operations that include petroleum refining and pipelines; the supply, marketing and distribution of refined fuels (gasoline, diesel, and other energy products); the blending, sale and distribution of lubricants; and the wholesale and retail supply of propane. Our Energy business segment processes crude oil into refined petroleum products at refineries in Laurel, Montana (wholly-owned) and McPherson, Kansas (owned by NCRA, a cooperative in which we have an approximate 74.5% ownership interest) and sells those products under the Cenex brand to our member cooperatives and others through a network of approximately 1,400 independent retailers, including approximately 800 that operate Cenex/Ampride convenience stores.

Operations
     Laurel Refinery. Our Laurel, Montana refinery processes medium and high sulfur crude oil into refined petroleum products that primarily include gasoline, diesel, and asphalt. The Laurel refinery sources approximately 90% of its crude oil supply from Canada, with the balance obtained from domestic sources. Laurel has access to Canadian and northwest Montana crude through our wholly-owned Front Range Pipeline and other common carrier pipelines. The Laurel refinery also has access to Wyoming crude via common carrier pipelines from the south.

     The Laurel facility processes approximately 55,000 barrels of crude oil per day to produce refined products that consist of approximately 42% gasoline, 30% diesel and 28% asphalt and other residual products. Refined fuels produced at Laurel, Montana are available via the Yellowstone Pipeline to western Montana terminals and to Spokane and Moses Lake, Washington, south via common carrier pipelines to Wyoming terminals and Denver, Colorado, and east via our wholly-owned Cenex Pipeline to Glendive, Montana, and Minot and Fargo, North Dakota.

     McPherson Refinery. The McPherson, Kansas refinery is owned and operated by NCRA. The McPherson refinery processes low and medium sulfur crude oil into gasoline, diesel and other distillates, propane, and other products. McPherson sources approximately 95% of its crude oil from Kansas, Oklahoma, and Texas through NCRA-owned and common carrier pipelines.

     The McPherson refinery processes approximately 80,000 barrels of crude oil per day to produce refined products that consist of approximately 57% gasoline, 34% diesel and other distillates, and 9% propane and other products. Approximately 90% of the refined fuels are shipped via NCRA’s proprietary products pipeline to its terminal in Council Bluffs, Iowa and to other markets via common carrier pipelines. The balance of the fuels are loaded into trucks at the refinery.

     Other Energy Operations. We own and operate ten propane plants and three propane terminals, four asphalt terminals, and three lubricants blending and packaging facilities. In addition, we own and lease a fleet of liquid and pressure trailers and tractors which are used to transport refined fuels, propane and anhydrous ammonia.

Products and Services
     The Energy business segment produces and sells gasoline, diesel, propane, asphalt, and lubricants. It obtains the petroleum products that it sells both from the Laurel and McPherson refineries and from third parties.

Sales and Marketing; Customers
     We make approximately 85% of our refined fuel sales to members, with the balance sold to non-members. Sales are made wholesale to member cooperatives, through a network of approximately 1,400 independent retailers that operate convenience stores, including approximately 800 that operate under the Cenex/Ampride trade name, and through 36 convenience stores that we own. We sold approximately 1.3 billion gallons of gasoline and approximately 1.2 billion gallons of diesel fuel in fiscal year 2002. We also wholesale auto and farm machinery lubricants to both members and non-members, selling approximately 26.4 million gallons of lubricants in fiscal year 2002. We are one of the nation’s largest propane wholesalers. In fiscal year 2002, we sold approximately 700 million gallons of propane. Most of the propane sold in rural areas is for heating and agricultural consumption. Annual sales volumes of propane vary greatly depending on weather patterns and crop conditions.

Industry; Competition
     Governmental regulations and policies, particularly in the areas of taxation, energy and the environment, have a significant impact on our energy operations segment. We are currently focusing our capital spending at the Laurel and McPherson refineries on reducing pollution. In particular, these refineries are currently working to comply with the federal government’s initiatives to lower the sulfur content of gasoline and diesel. We currently expect that the cost of compliance, which will be spread out over the next three years, will be approximately $387 million in total for NCRA’s McPherson, Kansas and our Laurel, Montana refineries, of which $9.5 million had been spent as of November 30, 2002 by NCRA at the McPherson refinery. It is expected that approximately 80% of the total costs for these projects will be incurred at the McPherson refinery.

     The energy business is highly cyclical. Demand for crude oil and our products are driven by the condition of local and worldwide economies, local and regional weather patterns and taxation relative to other energy sources. Most of our energy product market is located in rural areas, so sales activity tends to follow the planting and harvesting cycles. More fuel efficient equipment, reduced crop tillage, depressed prices for crops, warm winter weather, and government programs which encourage idle acres may all reduce demand for our energy products.

     The refining and wholesale fuels business is very competitive. Among our competitors are some of the world’s largest integrated petroleum companies, which have their own crude oil supplies, distribution and marketing systems. We also compete with smaller domestic refiners and marketers in the midwestern and northwestern United States, with foreign refiners who import products into the United States and with producers and marketers in other industries supplying other forms of energy and fuels to consumers. Given the commodity nature of the end products, profitability in the refining and marketing industry depends largely on margins, as well as operating efficiency, product mix, and costs of product distribution and transportation. The retail gasoline market is highly competitive, with much larger competitors that have greater brand recognition and distribution outlets throughout the country and the world.

COUNTRY OPERATIONS

Overview
     Our Country Operations business segment purchases wheat and other grains from our producer members and provides our members and non-member producers with access to a full range of products and services including farm supplies, programs for crop and livestock production, hedging and insurance services, and agricultural operations financing. Country Operations operates at approximately 300 locations dispersed throughout Minnesota, North Dakota, South Dakota, Nebraska, Montana, Idaho, Washington and Oregon. Most of these locations purchase grain from farmers and sell agronomy products, energy products and feed to those same producers and others, although not all locations provide every product and service.

Products and Services
     Grain Purchasing. We are one of the largest country elevator operators in North America. Through a majority of our elevator locations, the Country Operations business segment purchases grain from member and non-member producers and other elevators and grain dealers. Most of the grain purchased is either sold through our Grain Marketing business segment or used for local feed and processing operations. In the fiscal year ended August 31, 2002, we purchased approximately 280 million bushels of grain, primarily wheat (131 million bushels), corn (77 million bushels) and soybeans (45 million bushels). Of these bushels, 255 million were purchased from members and 239 million were sold through the Grain Marketing business segment.

     Farm Supplies. Country Operations manufactures and sells farm supplies, both directly and through ownership interests in other entities. These include seed; plant food; energy products; animal feed ingredients, supplements and products; animal health products; and crop protection products. We sell agronomy products at 160 locations, feed products at 135 locations and energy products at 94 locations. Farm supplies are purchased through cooperatives whenever possible.

     Financial Services. We have provided open account financing to more than 150 of our members that are cooperatives in the past year. These arrangements involve the discretionary extension of credit in the form of term and seasonal loans and can also be used as a clearing account for settlement of grain purchases and as a cash management tool. A substantial part of the term and seasonal loans are sold to the National Bank for Cooperatives (CoBank), with CoBank purchasing up to 90% of any loan. Our borrowing arrangements with CoBank limit loan balances outstanding under this program to not more than $150.0 million at any one time.

     Through our wholly-owned subsidiary Fin-Ag, Inc., we provide seasonal cattle feeding and swine financing loans, facility financing loans and crop production loans. Fin-Ag, Inc. also provides consulting services to member cooperatives. Most loans are sold to CoBank under a separate program from that described above, under which we have guaranteed a portion of the loans. Under our borrowing arrangement, the maximum amount of the loans outstanding at any one time may not exceed $125.0 million and our maximum guarantee exposure would be $48.5 million. Our exposure under this program at August 31, 2002 was approximately $40.8 million.

     Our wholly-owned subsidiary Country Hedging, Inc., which is a registered futures commission merchant and a clearing member of both the Minneapolis Grain Exchange and the Kansas City Board of Trade, is a full service commodity futures and options broker.

     Ag States Agency, LLC (Ag States) is an independent insurance agency in which we hold a majority ownership interest. It sells insurance, including group benefits, property and casualty, and bonding programs. Its more than 1,700 customers are primarily agricultural businesses, including local cooperatives and independent elevators, oil stations, agronomy and feed/seed plants, implement dealers, fruit and vegetable packers/warehouses, and food processors.

Industry; Competition
     Competitors for the purchase of grain include other elevators and large grain marketing companies. Competitors for farm supplies include a variety of cooperatives, privately held and large national companies. We compete primarily on the basis of price, services and patronage.

     Competitors for our financing operations are primarily other financial institutions. We compete primarily on the basis of price, services and patronage. Country Hedging’s competitors include international brokerage firms, national brokerage firms, regional brokerage firms (both cooperatives and non-cooperatives) as well as local introducing brokers, with competition driven both by price and level of service. Ag States competes with other insurance agencies, primarily on the basis of price and services.

GRAIN MARKETING

Overview
     We are the nation’s largest cooperative marketer of grain and oilseed, handling about 1.1 billion bushels annually. During fiscal year 2002, we purchased approximately 76% of our total grain volumes from individual and member cooperatives and the Country Operations business segment, with the balance purchased from non-members. We arrange for the transportation of the grains either directly to customers or to our owned or leased grain terminals and elevators pending delivery to domestic and foreign purchasers. We conduct most of our Grain Marketing operations directly, although we do conduct some of our business through three joint ventures in which we have a 50% ownership.

Operations
     The Grain Marketing segment purchases grain directly and indirectly from agricultural producers primarily in the Midwestern and Western United States. The purchased grain is typically sold for future delivery at a specified location. We are responsible for handling the grain and arranging for its transportation to that location. Our ability to arrange efficient transportation, including loading capabilities onto unit trains, ocean-going vessels, and barges, is a significant part of the service we offer to our customers. Rail, vessel, barge and truck transportation is carried out by third parties, often under long-term freight agreements with us. Grain intended for export is usually shipped by rail or barge to an export terminal, where it is loaded onto ocean-going vessels. Grain intended for domestic use is usually shipped by rail or truck to various locations throughout the country.

     We own export terminals, river terminals, and elevators involved in the handling and transport of grain. River terminals at Kansas City, Missouri, St. Paul, Savage, and Winona, Minnesota, and Davenport, Iowa are used to load grains onto barges for shipment to both domestic and export customers via the Mississippi River System. Our export terminal at Superior, Wisconsin provides access to the Great Lakes and St. Lawrence Seaway, and an export terminal at Myrtle Grove, Louisiana serves the Gulf market. In the Pacific Northwest, we conduct our grain marketing operations through United Harvest, LLC (a 50% joint venture with United Grain Corporation) and TEMCO, LLC (a 50% joint venture with Cargill, Incorporated). United Harvest, LLC operates grain terminals in Vancouver and Kalama, Washington. TEMCO, LLC operates a large export terminal in Tacoma, Washington. These facilities serve the Pacific market, as well as domestic grain customers in the Western United States. Grain Suppliers, LLC (a 50% joint venture with Commodity Specialists Company) is expected to begin operating an elevator facility in Friona, Texas and one in Collins, Mississippi beginning in late fiscal year 2003 or early fiscal year 2004.

     Grain Marketing purchases most of its grain during the summer and fall harvest period. Because of our geographic location and the fact that it is further from our export facilities, grain tends to be sold later than in other parts of the country. However, as many producers have significant on-farm storage capacity and in light of our own storage capacity, the Grain Marketing business segment buys and ships grain throughout the year. Due to the amount of grain purchased and held in inventory, the Grain Marketing business segment has significant working capital needs at various times of the year. The amount of borrowings for this purpose, and the interest rate charged on those borrowings, directly affect the profitability of the Grain Marketing segment.

Products and Services
     The primary grains purchased by the Grain Marketing business segment for the fiscal year ended August 31, 2002 were wheat (362 million bushels), corn (393 million bushels) and soybeans (241 million bushels). Of the total grains purchased by the Grain Marketing segment during the period, 571 million bushels were purchased from our individual and cooperative association members, 239 million bushels were purchased from the Country Operations business segment and the remainder were purchased from non-members.

Sales and Marketing; Customers
     Purchasers include domestic and foreign millers, maltsters, feeders, crushers, and other processors. To a much lesser extent purchasers include intermediaries and distributors. Grain marketing operations are not dependent on any one customer. The Grain Marketing segment has supply relationships calling for delivery of grain at prevailing market prices.

Industry; Competition
     The Grain Marketing business segment competes for both the purchase and sale of grain. Competition is intense and margins are low. Some competitors are integrated food producers, which may also be customers. A few major competitors have substantially greater financial resources than we do.

     In the purchase of grain from producers, location of the delivery facility is a prime consideration, but producers are increasingly willing to truck grain longer distances for sale. Price is affected by the capabilities of the facility; for example, if it is cheaper to deliver to a customer by unit train than by truck, a facility with unit train capability provides a price advantage. We believe that our relationships with individual members serviced by local Country Operations locations and with cooperative association members give us a broad origination capability.

     The Grain Marketing business segment competes for grain sales based on price, services and ability to provide the desired quantity and quality of grains required. Location of facilities is a major factor in the ability to compete. Grain marketing operations compete with numerous grain merchandisers, including major grain merchandising companies such as Archer Daniels Midland (ADM), Cargill, Incorporated (Cargill), ConAgra, Bunge and Louis Dreyfus, each of which handles grain volumes of more than one billion bushels annually.

     The results of the grain marketing business may be adversely affected by relative levels of supply and demand, both domestic and international, commodity price levels (including grain prices reporting on national markets) and transportation costs and conditions. Supply is affected by weather conditions, disease, insect damage, acreage planted and government regulations and policies. Demand may be affected by foreign governments and their programs, relationships of foreign countries with the United States, the affluence of foreign countries, acts of war, currency exchange fluctuations and substitution of commodities. Demand may also be affected by changes in eating habits, by population growth, and by increased or decreased per capita consumption of some products.

PROCESSED GRAINS AND FOODS

Overview
     Our Processed Grains and Foods business segment converts raw agricultural commodities into ingredients for finished food products or into finished consumer food products. We have focused on areas that utilize the products supplied by member producers. These areas are oilseed processing and refining, wheat milling and foods.

Oilseed Processing and Refining
     Our oilseed processing operations convert soybeans into soybean meal, soyflour, crude soyoil, refined soybean oil and associated by-products. These operations are conducted at a facility in

Mankato, Minnesota that can crush 39 million bushels of soybeans on an annual basis, producing approximately 940,000 short tons of soybean meal and 460 million pounds of crude soybean oil. The same facility is able to refine approximately 1 billion pounds of refined soybean oil annually. Another crushing facility is under construction in Fairmont, Minnesota that will have a crushing capacity and crude soyoil output similar to the Mankato facility. The facility in Fairmont is anticipated to be ready for the 2003 harvest and is estimated to cost approximately $90 million, of which approximately $23 million had been spent through August 31, 2002.

     Our oilseed processing and refining operations produce three primary products: refined oils, soybean meal and soyflour. Refined oils are used in processed foods, such as margarine, shortening, salad dressings and baked goods and, to a lesser extent for certain industrial uses for plastics, inks and paints. Soybean meal has a high protein content and is used for feeding livestock. Soyflour is used in the baking industry, as a milk replacement in animal feed and in industrial applications.

     Our soy processing facilities are located in areas with a strong production base of soybeans and end-user market for the meal and soyflour. We purchase virtually all of our soybeans from members. The oilseed crushing operations currently produce approximately 45% of the crude oil that we refine; we purchase the balance from outside suppliers.

     Our customers for refined oil are principally large food product companies located throughout the United States. However, over 50% of the customers are located in the Midwest due to lower freight costs and slightly higher profitability. The largest customer for our refined oil products is Ventura Foods, LLC (Ventura Foods), a company in which we hold a 50% ownership interest and with which we have a long-term supply agreement to supply minimum quantities of edible soybean oils as long as we maintain a minimum 25.5% ownership interest and the price of our products is competitive with other suppliers. Our sales to Ventura Foods were $49.8 million in fiscal year 2002. We also sell soymeal to over 500 customers, primarily feed lots and feed mills in southern Minnesota; six of these customers accounted for approximately 61% of the soymeal that we sold in fiscal year 2002, with Land O’Lakes/Farmland Feeds, LLC accounting for 29% of those sales and Commodity Specialists Company accounting for 10% of those sales. We sell soyflour to customers in the baking industry both domestically and for export.

     The refined soybean products industry is highly competitive. Major industry competitors include ADM, Cargill, Ag Processing, Inc., and Bunge. These and other competitors have acquired other processors and have expanded existing plants, or are proposing to construct new plants, both domestically and internationally. Price, transportation costs, services and product quality drive competition. We estimate that we have a market share of approximately 6% to 8% of the domestic refined soybean oil market and less than 3% of the domestic soybean crushing capacity.

     Soybeans are a commodity and their price can fluctuate significantly depending on production levels, demand for the refined products, and other supply and demand factors.

Wheat Milling
     In January 2002, we formed Horizon Milling, LLC (Horizon Milling) with Cargill. We own 24% of Horizon Milling and Cargill owns the remaining 76%. Horizon Milling is the largest U.S. wheat miller. Our sales of wheat and durum to Horizon Milling during fiscal year 2002 were $114.4 million.

     We ceased operations at our Huron, Ohio mill prior to the formation of Horizon Milling and our facility lease expired on September 30, 2002. We are currently dismantling and negotiating for the sale of the milling equipment. The Processed Grains and Foods business segment established an impairment of approximately $6.3 million on the equipment during the fourth quarter of fiscal year 2002. The remaining net book value of the Huron milling equipment was approximately $5.0 million as of August 31, 2002.

Foods
     We have two primary areas of focus in the foods area: Ventura Foods, which produces oilseed based products such as margarine and salad dressing and of which we own 50%, and the production of Mexican foods such as tortillas, tortilla chips and entrees.

     Ventura Foods. Ventura Foods manufactures, packages, distributes and markets bulk margarine, salad dressings, mayonnaise, salad oils, syrups, soup bases and sauces, many of which utilize soybean oil as a primary ingredient. Approximately 20% of Ventura Food’s volume, based on sales revenues, comes from products for which Ventura Foods owns the brand, and the remainder comes from products that it produces for third parties. A variety of Ventura Food’s product formulations and processes are proprietary to it or its customers. Ventura Foods is the largest manufacturer of margarine in the United States and is a major producer of many other products.

     Ventura Foods has 13 manufacturing and distribution locations across the United States. It sources its raw materials, which consists primarily of soybean oil, canola oil, cottonseed oil, peanut oil and various ingredients and supplies, from various national suppliers, including our oilseed processing and refining operations. It sells the products it manufactures to third parties as a contract manufacturer, as well as directly to retailers, food distribution companies and large institutional food service companies. Ventura Foods’ sales are approximately 65% in foodservice and the remainder split between retail and industrial customers who use edible oil products as ingredients in foods they manufacture for resale.

     Ventura Foods competes with a variety of large companies in the food manufacturing industry. Some of its major competitors are ADM, Cargill, Bunge, Unilever, ConAgra, AC-Humko, Smuckers, Kraft, and CF Sauer.

     Ventura Foods was created in 1996 and at the time we owned 40% and Wilsey Foods, Inc., a majority owned subsidiary of Mitsui USA, Inc, owned 60%. In March 2000, Wilsey Foods, Inc. sold to us an additional 10% interest bringing our total equity interest in Ventura Foods to 50%. We account for the Ventura Foods investment under the equity method of accounting.

     Mexican Foods. Since June 2000, we have acquired three regional producers of Mexican foods. Through our Mexican foods operations, we manufacture, package and distribute tortillas, tortilla chips and prepared frozen Mexican food products such as burritos and tamales. We sell these products under a variety of local and regional brand names and also produces private label products and co-packs for customers. The current operational focus is on integrating these disparate operations into a single business entity with consistent standards, systems and sales practices. We are also working to develop a national brand from our predominantly local and regional brand platforms.

     The tortilla and tortilla chip industry in the United States is comprised of a large number of small regional manufacturers and a few dominant manufacturers. We estimate that our Mexican foods operation has approximately a 1.5% share of the national tortilla market and less than a 1% share of the national tortilla chip market. On a national basis, the primary competitors are large chip and snack companies such as Frito Lay.

PRICE RISK AND HEDGING

     Depending on the terms and conditions of the particular contract, we incur risks of carrying inventory, including risks related to price changes and performance (including delivery, quality, quantity and shipment period) whenever we enter into a commodity purchase commitment. We are exposed to risk of loss in the market value of positions held, consisting of inventory and purchase contracts at a fixed or partially fixed price in the event market prices decrease. We are also exposed to risk of loss on our fixed price or partially fixed price sales contracts in the event market prices increase.

     To reduce the price change risks associated with holding fixed price commitments, we generally take opposite and offsetting positions by entering into commodity futures contracts (either a straight futures contract or an options futures contract) on regulated commodity futures exchanges for grain, and regulated mercantile exchanges for refined products and crude oil. The crude oil and most of the grain and oilseed volume handled by us can be hedged. Some grains cannot be hedged because there are no futures for certain commodities. For those commodities, risk is managed through the use of forward sales and different pricing arrangements and to some extent cross-commodity futures hedging. While hedging activities reduce the risk of loss from changing market values of inventory, such activities also limit the gain potential which otherwise could result from changes in market prices of inventory. Our policy is to generally maintain hedged positions in grain. Our profitability from operations is primarily derived from margins on products sold and grain merchandised, not from hedging transactions. Hedging arrangements do not protect against nonperformance of a contract.

     When a futures contract is entered into, an initial margin deposit must be sent to the applicable exchange or broker. The amount of the deposit is set by the exchange and varies by commodity. If the market price of a short futures contract increases, then an additional margin deposit (maintenance margin) would be required. Similarly, if the price of a long futures contract decreases, a maintenance margin deposit would be required and sent to the applicable exchange. Subsequent price changes could require additional maintenance margins or could result in the return of maintenance margins.

EMPLOYEES

     As of August 31, 2002, we had approximately 6,750 full and part-time employees, which included approximately 550 employees of NCRA. Of that total, approximately 2,180 were employed in the Energy segment, 2,260 in the Country Operations segment (not including an estimated 720 seasonal and temporary employees), 390 in the Grain Marketing segment, 970 in the Processed Grains and Foods business segment and 230 in corporate and administrative functions.

     In addition to those employed directly by us, many employees work directly for the joint ventures in which we have an ownership interest. All of the employees in the Agronomy segment and a portion of the Grain Marketing and Processed Grains and Foods segments are employed as such.

     Employees in certain areas are represented by collective bargaining agreements. Refinery workers in Laurel, Montana (233 employees), are represented by agreements with two unions (Paper, Allied-Industrial, Chemical and Energy Workers International Union (PACE) and Oil Basin Pipeliners Union (OBP)), for which agreements are in place through 2006 for PACE and under negotiation for OBP with anticipation of a successful resolution. The contracts covering the McPherson, Kansas refinery (254 employees in the PACE union) are also in place through 2006. There are approximately 160 employees in transportation and lubricant plant operations that are covered by collective bargaining agreements that expire at various times. Production workers in grain marketing operations (143 employees) are represented by agreements with four unions which expire at various times from 2003 through 2005. Finally, certain production workers in Oilseed Processing and Refining operations are subject to collective bargaining agreements with the American Federation of Grain Millers (126 employees) and the Pipefitters’ Union (2 employees). Both of these contracts have expired and are currently being negotiated. We anticipate a successful resolution.

MEMBERSHIP AND AUTHORIZED CAPITAL

Introduction
     We are an agricultural membership cooperative organized under Minnesota cooperative law to do business with member and non-member patrons. Patrons, and not CHS, are subject to income taxes on income from patronage. We are subject to income taxes on non-patronage sourced income. See “— Tax Treatment” below.

Distribution of Net Income; Patronage Dividends
     We are required by our organizational documents annually to distribute net earnings derived from patronage business with members, after payment of dividends on equity capital, to members on the basis of patronage, except that our board of directors may elect to retain and add to our unallocated capital reserve an amount not to exceed 10% of the distributable net income from patronage business.

     These distributions, referred to as “patronage dividends,” may be distributed in cash, patrons’ equities, revolving fund certificates, securities of CHS or others or any combination designated by our board of directors. Since 1998, our board of directors has distributed patronage dividends in the form of 30% cash and 70% patrons’ equities (see “— Patrons’ Equities” below). Our board of directors may change the mix in the form of the patronage dividends in the future. In making distributions, our board of directors may use any method of allocation as may, in its judgment, be reasonable and equitable. Patronage dividends distributed during the fiscal years ended August 31, 2002, 2001 and 2000 were $132.6 million ($40.1 million in cash), $86.4 million ($26.1 million in cash) and $59.1 million($17.9 million in cash), respectively.

Patrons’ Equities
     Patrons’ equities are in the form of a book entry and represent a right to receive cash when redeemed by us. Patrons’ equities form part of our capital, do not bear interest and are not subject to redemption upon request of a member. Patrons’ equities are redeemable only at the discretion of our board of directors and in accordance with the terms of a redemption policy adopted by our board of directors, which may be modified at any time without member consent. Our current policy is to redeem the equities of those members who were age 61 and older on June 1, 1998 when they reach the age of 72 and upon death. The current policy is also to redeem equities older than 10 years held by active members on a pro-rata basis as determined by our board of directors.

     Redemptions of patrons’ and other equities, including equity participation units, during the fiscal years ended August 31, 2002, 2001 and 2000 were $31.1 million, $33.0 million and $28.7 million, respectively.

Governance
     We are managed by a board of directors of at least 17 persons elected by our members at our annual meeting. Terms of directors are staggered so that no more than seven directors are elected in any year. Our board of directors is currently comprised of 17 directors. Our articles of incorporation and bylaws may be amended only upon approval of a majority of the votes cast at an annual or special meeting of the members, except for the higher vote described under “— Certain Antitakeover Measures” below.

Membership
     Our membership is restricted to certain producers of agricultural products and to associations of producers of agricultural products that are organized and operating so as to adhere to the provisions of the Agricultural Marketing Act and the Capper-Volstead Act, as amended. Our board of directors may establish other qualifications for membership as it may from time to time deem advisable. As a membership cooperative, we do not require our members to purchase capital stock. We may issue equity or debt securities, on a patronage basis or otherwise, to our members, but unless authorized in our bylaws or by our board of directors, such securities are not entitled to any voting, membership or other rights to participate in our affairs and are not transferable without the prior consent of our board of directors. We have two classes of outstanding membership. Individual members are individuals or entities actually engaged in the production of agricultural products, including both natural persons and any legal entity owned or controlled by individual farmers or their families, such as joint ventures, corporations, partnerships, limited liability companies and other entities. Cooperative association members are associations of agricultural producers, either cooperatives or other associations organized and operated under the provisions of the Agricultural Marketing Act and the Capper-Volstead Act.

Voting Rights
     Voting rights arise by virtue of membership in CHS, not because of ownership of any equity or debt security. Members that are cooperative associations are entitled to vote based upon a formula that takes into account the equity held by the cooperative in CHS and the average amount of business done with us over the previous three years.

     Members who are individuals are entitled to one vote. Individual members may exercise their voting power directly or through a patrons’ association associated with a grain elevator, feed mill, seed plant or any other CHS facility (with certain historical exceptions) recognized by our board of directors. The number of votes of patrons’ associations is determined under the same formula as cooperative association members.

     In December 2002, our members approved an amendment to our bylaws that eliminated the number of producers as a factor in determining the number of votes of cooperative association members and patrons’ associations.

     Most matters submitted to a vote of our members require the approval of a majority of the votes cast at a meeting of our members, although the approval of not less than two-thirds of the votes cast at a meeting is required to approve a merger, consolidation, liquidation, dissolution, or the sale of all or substantially all of our assets.

Debt and Equity Instruments
     We may issue debt and equity instruments to our current members and patrons, on a patronage basis or otherwise, and to persons who are neither members nor patrons, but unless authorized in our bylaws or by our board of directors, such equities are not entitled to any voting, membership or other rights to participate in our affairs and are not transferable without the prior consent of our board of directors. In addition, debt or equity issued by us is subject to a first lien in favor of us for all indebtedness of the holder thereof to us. As of August 31, 2002, our outstanding capital included patrons’ equities (consisting of capital equity certificates and non-patronage earnings certificates), 8% Preferred Stock and certain capital reserves. A best efforts offering of 8% Preferred Stock begun in late 2001 has been suspended after raising approximately $9.5 million in new capital.

Distribution of Assets Upon Dissolution; Merger and Consolidation
     In the event of our dissolution, liquidation or winding up, whether voluntary or involuntary, all debts and liabilities would be paid first according to their respective priorities. As more particularly provided in our bylaws, the remaining assets would be paid to the holders of equity capital to the extent of their interests and any excess would be paid to patrons on the basis of their past patronage. Our bylaws provide for the allocation among the members and nonmember patrons of the consideration received in any merger or consolidation to which we are a party.

Certain Antitakeover Measures
     Our governing documents may be amended upon the approval of a majority of the votes cast at an annual or special meeting. However, if our board of directors, in its sole discretion, declares that a proposed amendment to our governing documents involves or is related to a “hostile takeover,” the amendment must be adopted by 80% of the total voting power of our members. The term “hostile takeover” is not further defined in the Minnesota cooperative law or our governing documents.

Tax Treatment
     Subchapter T of the Internal Revenue Code sets forth rules for the tax treatment of cooperatives and applies to both cooperatives exempt from taxation under Section 521 of the Internal Revenue Code and to nonexempt corporations operating on a cooperative basis. We are a nonexempt cooperative.

     As a cooperative, we are not taxed on patronage paid to our members either in the form of equities or cash. Consequently, such amounts are taxed only at the patron level. However, the amounts of any allocated but undistributed patronage earnings (called non-qualified unit retains) are taxable to us when allocated. Upon redemption of any such non-qualified unit retains, the amount is deductible to us and taxable at the member level.

     Income derived by us from non-patronage sources is not entitled to the “single tax” benefit of Subchapter T and is taxed to us at corporate income tax rates.

SELECTED CONSOLIDATED FINANCIAL DATA

     The selected audited consolidated financial data as of August 31, 2002 and 2001, and for each of the three fiscal years ended August 31, 2002, 2001 and 2000, have been derived from, and should be read in conjunction with, our consolidated financial statements and notes thereto included elsewhere in this prospectus. The selected consolidated financial data for the three months ended November 30, 2002 and 2001 are unaudited and have been derived from, and should be read in conjunction with, our unaudited consolidated financial statements and notes thereto contained in the quarterly report on Form 10-Q for the quarterly period ended November 30, 2002, incorporated by reference in this prospectus. The remaining selected audited consolidated financial data have been derived from audited consolidated financial statements not incorporated by reference in this prospectus. In the opinion of our management, the unaudited historical financial data were prepared on the same basis as the audited historical financial data and include all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of this information. Results of operations for the three-month periods are not necessarily indicative of results of operations that may be expected for the full fiscal year.

	Three Months Ended November 30,		Years Ended August 31,				Three Months Ended August 31,	Year Ended May 31,
	2002	2001	2002	2001	2000	1999	1998(1)	1998
	(Unaudited)	(Unaudited)
	(in thousands, except for ratios)
Income Statement Data:
Revenues:
Net sales	$2,626,628	$1,871,952	$7,731,867	$7,753,012	$8,497,850	$6,381,334	$1,531,124	$8,410,030
Patronage dividends	166	721	3,885	5,977	5,494	5,876	5,111	70,387
Other revenues	35,089	32,076	109,459	116,254	97,471	81,180	17,706	85,127

	2,661,883	1,904,749	7,845,211	7,875,243	8,600,815	6,468,390	1,553,941	8,565,544
Cost of goods sold	2,562,794	1,804,364	7,513,369	7,470,203	8,300,494	6,193,287	1,475,407	8,209,448
Marketing, general and administrative	43,148	42,898	187,292	184,046	155,266	152,031	34,998	126,061

Operating earnings	55,941	57,487	144,550	220,994	145,055	123,072	43,536	230,035
Interest	12,813	10,815	42,455	61,436	57,566	42,438	12,311	34,620
Equity (income) loss from investments	(8,165)	(3,942)	(58,133)	(28,494)	(28,325)	(22,363)	9,142	(8,381)
Minority interests	5,431	3,036	15,390	35,098	24,546	10,017	3,252	6,880

Income before income taxes	45,862	47,578	144,838	152,954	91,268	92,980	18,831	196,916
Income taxes	5,506	6,223	18,700	(25,600)	3,880	6,980	2,895	19,615

Net income	$40,356	$41,355	$126,138	$178,554	$87,388	$86,000	$15,936	$177,301

Balance Sheet Data (at end of period):
Working capital	$431,751	$343,058	$249,115	$305,280	$214,223	$219,045	$284,452	$235,721
Net property, plant and equipment	1,068,786	1,026,075	1,057,421	1,023,872	1,034,768	968,333	915,770	868,073
Total assets	3,835,688	3,092,431	3,481,727	3,057,319	3,172,680	2,787,664	2,469,103	2,436,515
Long-term debt, including current maturities	743,222	584,257	572,124	559,997	510,500	482,666	456,840	378,408
Total equities	1,305,677	1,282,826	1,289,638	1,261,153	1,164,426	1,117,636	1,065,877	1,029,973
Ratio of earnings to fixed charges and preferred dividends(2)	4.5x	5.2x	3.4x	3.4x	2.6x	2.5x	2.4x	4.4x

(1)	Reflects our change in fiscal year end from May 31 to August 31.

(2)	For purposes of computing the ratio of earnings to fixed charges and preferred dividends, earnings consist of income before income taxes on consolidated operations, distributed income from equity investees and other investments and fixed charges. Fixed charges consist of interest expense and one-third of rental expense, considered representative of that portion of rental expense estimated to be attributable to interest.

Summary Financial Data by Business Segment
     The selected financial statement information below has been derived from our five business segments, and Corporate and Other, for the three-month periods ended November 30, 2002 and 2001 and the fiscal years ended August 31, 2002, 2001 and 2000. The intracompany sales between segments were $275.1 million and $201.9 million for the three months ended November 30, 2002 and 2001, respectively, and $683.8 million, $782.5 million and $718.2 million for the fiscal years ended August 31, 2002, 2001 and 2000, respectively. The business segment financial information presented below does not represent the results that would have been obtained had the relevant business segment been operated as an independent business.

	Agronomy
	Three Months Ended November 30,		Years Ended August 31,
	2002	2001	2002	2001	2000
	(Unaudited)	(Unaudited)
	(dollars in thousands)
Revenues:
Net sales*					$808,659
Patronage dividends			$(89)	$196	224
Other revenues					5,817

Total revenues			(89)	196	814,700
Cost of goods sold					764,744
Marketing, general and
administrative	$1,140	$1,167	8,957	8,503	20,832

Operating earnings (losses)	(1,140)	(1,167)	(9,046)	(8,307)	29,124
Interest	(298)	(427)	(1,403)	(4,529)	(3,512)
Equity (income) loss from
investments	4,018	3,302	(13,425)	(7,360)	4,336

Income (loss) before income
taxes	$(4,860)	$(4,042)	$5,782	$3,582	$28,300

Total identifiable assets	$232,942	$226,437	$242,015	$230,051	$228,277

*Net sales in 2000 reflect sales from our Agronomy Division prior to the time it was contributed to Agriliance. Earnings from our interest in Agriliance are shown as equity (income) loss from investments.

	Energy
	Three Months Ended November 30,		Years Ended August 31,
	2002	2001	2002	2001	2000
	(Unaudited)	(Unaudited)
	(dollars in thousands)
Revenues:
Net sales	$911,589	$554,242	$2,657,689	$2,781,243	$2,959,622
Patronage dividends	13	423	458	712	311
Other revenues	2,736	2,619	6,392	4,036	2,792

Total revenues	914,338	557,284	2,664,539	2,785,991	2,962,725
Cost of goods sold	860,329	497,975	2,489,352	2,549,099	2,862,715
Marketing, general and
administrative	14,185	15,000	66,731	48,432	43,332

Operating earnings (losses)	39,824	44,309	108,456	188,460	56,678
Interest	4,010	4,082	16,875	25,097	27,926
Equity (income) loss from
investments	(320)	1,376	1,166	4,081	(856)
Minority interests	5,135	2,895	14,604	34,713	24,443

Income (loss) before income
taxes	$30,999	$35,956	$75,811	$124,569	$5,165

Total identifiable assets	$1,311,583	$1,144,175	$1,305,828	$1,154,036	$1,379,019

	Country Operations
	Three Months Ended November 30,		Years Ended August 31,
	2002	2001	2002	2001	2000
	(Unaudited)	(Unaudited)
	(dollars in thousands)
Revenues:
Net sales	$489,066	$374,666	$1,474,553	$1,577,268	$1,409,892
Patronage dividends	51	61	2,572	3,683	3,830
Other revenues	24,537	20,489	80,789	80,479	68,436

Total revenues	513,654	395,216	1,557,914	1,661,430	1,482,158
Cost of goods sold	486,113	374,217	1,471,422	1,569,884	1,404,120
Marketing, general and
administrative	12,603	12,452	47,995	53,417	44,136

Operating earnings (losses)	14,938	8,547	38,497	38,129	33,902
Interest	5,388	3,143	13,851	15,695	12,782
Equity (income) loss from
investments	(215)	(6)	(283)	(246)	(1,007)
Minority interests	296	141	786	385	103

Income (loss) before income
taxes	$9,469	$5,269	$24,143	$22,295	$22,024

Total identifiable assets	$1,035,287	$713,175	$799,711	$679,053	$660,358

26

	Grain Marketing
	Three Months Ended November 30,		Years Ended August 31,
	2002	2001	2002	2001	2000
	(Unaudited)	(Unaudited)
	(dollars in thousands)
Revenues:
Net sales	$1,387,278	$981,897	$3,787,322	$3,514,314	$3,453,807
Patronage dividends	78	179	497	840	861
Other revenues	6,604	8,452	21,902	22,964	15,440

Total revenues	1,393,960	990,528	3,809,721	3,538,118	3,470,108
Cost of goods sold	1,385,171	981,997	3,778,838	3,514,575	3,439,863
Marketing, general and
administrative	6,071	5,477	22,213	22,396	21,412

Operating earnings (losses)	2,718	3,054	8,670	1,147	8,833
Interest	1,858	1,629	4,807	8,144	8,701
Equity (income) loss from
investments	(814)	(989)	(4,257)	(4,519)	(6,452)

Income (loss) before income
taxes	$1,674	$2,414	$8,120	$(2,478)	$6,584

Total identifiable assets	$594,278	$359,103	$481,232	$345,696	$321,813

	Processed Grains and Foods
	Three Months Ended November 30,		Years Ended August 31,
	2002	2001	2002	2001	2000
	(Unaudited)	(Unaudited)
	(dollars in thousands)
Revenues:
Net sales*	$113,833	$163,049	$496,084	$662,726	$584,052
Patronage dividends			260	339	100
Other revenues	909	25	(1,469)	(238)	(10)

Total revenues	114,742	163,074	494,875	662,827	584,142
Cost of goods sold	106,319	152,077	457,538	619,184	547,234
Marketing, general and
administrative	8,088	7,579	36,930	44,870	21,462

Operating earnings (losses)	335	3,418	407	(1,227)	15,446
Interest	2,346	2,596	9,514	13,026	9,851
Equity (income) loss from
investments	(10,834)	(7,625)	(41,331)	(35,505)	(24,367)

Income (loss) before income
taxes	$8,823	$8,447	$32,224	$21,252	$29,962

Total identifiable assets	$457,480	$434,522	$439,942	$430,871	$391,286

*The net sales decline in 2002 is primarily due to the contribution of our wheat milling business to Horizon Milling in January 2002. Since January 2002 earnings or losses from our interest in Horizon Milling are shown as equity income (loss) from investments.

	Corporate and Other
	Three Months Ended November 30,		Years Ended August 31,
	2002	2001	2002	2001	2000
	(Unaudited)	(Unaudited)
	(dollars in thousands)
Revenues:
Net sales
Patronage dividends	$24	$58	$187	$207	$168
Other revenues	303	491	1,845	9,013	4,996

Total revenues	327	549	2,032	9,220	5,164
Cost of goods sold
Marketing, general and
administrative	1,061	1,223	4,466	6,428	4,092

Operating earnings (losses)	(734)	(674)	(2,434)	2,792	1,072
Interest	(491)	(208)	(1,189)	4,003	1,818
Equity (income) loss from
investments			(3)	15,055	21

Income (loss) before income
taxes	$(243)	$(466)	$(1,242)	$(16,266)	$(767)

Total identifiable assets	$204,118	$215,019	$212,999	$217,612	$191,927

28

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

     We are one of the nation’s leading integrated agricultural companies. As a cooperative, we are owned by farmers, ranchers and their local cooperatives from the Great Lakes to the Pacific Northwest and from the Canadian border to Texas. We buy commodities from, and provide products and services to members and other customers. We provide a wide variety of products and services, from initial agricultural inputs such as fuels, farm supplies and crop nutrients, to agricultural outputs that include grains and oilseeds, grain and oilseed processing, and food products.

     We have five distinct business segments: Agronomy, Energy, Country Operations, Grain Marketing and Processed Grains and Foods. See “Selected Consolidated Financial Data — Summary Financial Data By Business Segment” for summary data for each of these segments for the three months ended November 30, 2002 and 2001 and the fiscal years ended August 31, 2002, 2001 and 2000.

     Many of our businesses are highly seasonal. For example, Agronomy and Country Operations segments experience higher volumes and income during the spring planting season and in the fall, which corresponds to harvest. The Grain Marketing segment, as well, is subject to fluctuations in revenue and earnings based on producer harvests, world grain prices, and demand. Our Energy segment generally experiences higher revenues and profitability in certain operating areas, such as refined products, in the summer when gasoline and diesel usage is highest. Other energy products, such as propane, experience higher revenues and profitability during the winter heating season. As a result of these seasonal fluctuations, our operating results vary throughout the year, with our income generally lowest during the second fiscal quarter and highest during the third fiscal quarter.

     While our sales and operating income are derived from businesses and operations which are wholly-owned and majority-owned, a portion of business operations are conducted through companies in which we hold ownership interests of 50% or less and do not have operational control. We account for these investments primarily using the equity method of accounting, wherein we record as equity income from investments our proportionate share of income or loss reported by the entity, without consolidating the revenues and expenses of the entity in our consolidated statements of operations. These investments principally include our 25% ownership in Agriliance, our 50% ownership in TEMCO, LLC, our 50% ownership in United Harvest, LLC, our 24% ownership in Horizon Milling, LLC (Horizon) and our 50% ownership in Ventura Foods. In addition, we recognize income from CF Industries, a cooperative in which we have a 20% cooperative ownership interest, only if and to the extent that we receive patronage refunds. See “Business — Agronomy — Overview.”

Results of Operations

     Comparison of the three months ended November 30, 2002 and 2001
     Net Income. Consolidated net income for the three months ended November 30, 2002 was $40.4 million compared to $41.4 million for the three months ended November 30, 2001, which represents a $1.0 million (2%) decrease. Although net income slightly decreased in total, the net income from the various business segments changed. Reduced income in the Energy segment was partially offset by increased income in the Country Operations segment compared to the three months ended November 30, 2001.

     Net Sales. Consolidated net sales of $2.6 billion for the three months ended November 30, 2002 increased $754.7 million (40%) compared to the three months ended November 30, 2001.

     Energy net sales of $887.6 million increased $347.3 million (64%) during the three months ended November 30, 2002 compared to the three months ended November 30, 2001. Sales for the three months ended November 30, 2002 and 2001 were $911.6 million and $554.2 million, respectively. We eliminated all intracompany sales from the Energy segment to the Country

Operations segment of $24.0 million and $13.9 million for the three months ended November 30, 2002 and 2001, respectively. The increase was primarily a result of increased refined fuels volumes of 66% and an average sales price increase of $0.08 per gallon compared to the three months ended November 30, 2001. In addition, propane sales volumes increased 75%, which was partially offset by an average sales price decrease of $0.03 per gallon compared to the three months ended November 30, 2001. Refined fuels and propane volume increases were primarily a result of the acquisition of the wholesale energy business of Farmland, as well as all interest in Country Energy, LLC, which had been a joint venture with Farmland, at a purchase price of $39.2 million. In addition, there was increased demand for propane due to a strong crop drying season.

     Country Operations farm supply sales of $154.5 million increased by $22.2 million (17%) during the three months ended November 30, 2002 compared to the three months ended November 30, 2001. The increase was primarily due to increased volumes from an acquisition and volume and price increases for feed and agronomy products.

     Company-wide grain and oilseed net sales of $1.5 billion increased $434.4 million (42%) during the three months ended November 30, 2002 compared to the three months ended November 30, 2001. Sales for the three months ended November 30, 2002 were $1,387.2 million and $334.5 million from Grain Marketing and Country Operations segments, respectively. Sales for the three months ended November 30, 2001 were $981.9 million and $242.3 million from Grain Marketing and Country Operations segments, respectively. We eliminated all intracompany sales from the Country Operations segment to the Grain Marketing segment, of $251.1 million and $188.0 million, for the three months ended November 30, 2002 and 2001, respectively. The net increase in sales was primarily due to an increase of $1.98 (64%) per bushel in the average sales price of all grain and oilseed marketed by us, which was partially offset by a decrease in grain volume of 13% compared to the three months ended November 30, 2001.

     Processed Grains and Foods net sales of $113.8 million decreased $49.2 million (30%) during the three months ended November 30, 2002 compared to the three months ended November 30, 2001. The net decrease in sales was primarily due to the formation of Horizon, a wheat flour milling and processing joint venture that was formed in January 2002. Since that date, we have accounted for operating results of Horizon under the equity method of accounting. We have a 24% interest in Horizon, and Cargill, Incorporated (Cargill) has a 76% interest. We are leasing our five mills and related equipment to Horizon under an operating lease.

     Patronage Dividends. Patronage dividends received of $0.2 million decreased $0.6 million (77%) during the three months ended November 30, 2002 compared to the three months ended November 30, 2001.

     Other Revenues. Other revenues of $35.1 million increased $3.0 million (9%) during the three months ended November 30, 2002 compared to the three months ended November 30, 2001. The most significant changes were due to increased service revenues within the Country Operations segment compared to the three months ended November 30, 2001.

     Cost of Goods Sold. Cost of goods sold of $2.6 billion increased $758.4 million (42%) during the three months ended November 30, 2002, compared to the three months ended November 30, 2001. The cost of all grains and oilseed procured by us through our Grain Marketing and Country Operations segments increased $424.2 million (43%) compared to the three months ended November 30, 2001 primarily due to a $1.95 (64%) average cost per bushel increase, which was partially offset by a 13% decrease in volume. The Energy segment cost of goods sold increased by $362.4 million (73%) during the three months ended November 30, 2002 compared to the three months ended November 30, 2001. The volumes of refined fuels increased by 66%, primarily the result of acquisitions, and the average cost increased by $0.11 per gallon compared to the three months ended November 30, 2001. Propane volumes increased by 75%, which was partially offset by an average cost decrease of $0.03 per gallon compared to the three months ended November 30, 2001. These volume increases were primarily the result of acquisitions and increased propane demand due to a strong crop drying season. Country Operations segment farm supply cost of goods sold increased by $16.8 million (15%) during the three months ended November 30, 2002 compared to the three months ended November 30, 2001 primarily due to an acquisition and volume and cost increases on feed and agronomy products. These increases were partially offset by decreased cost of goods sold in the Processed Grains and Foods segment of $45.8 million (30%) compared to the three months ended November 30, 2001, primarily due to the formation of Horizon, as previously discussed.

     Marketing, General and Administrative. Marketing, general and administrative expenses of $43.1 million for the three months ended November 30, 2002 increased by $0.3 million (1%) compared to the three months ended November 30, 2001. Although marketing, general and administrative expenses were essentially unchanged in total, expenses attributable to our various business segments changed. Marketing, general and administrative in the Energy segment increased due to the wholesale energy acquisition and Processed Grains and Foods segment decreased due to the formation of Horizon as previously discussed.

     Interest. Interest expense of $12.8 million for the three months ended November 30, 2002 increased by $2.0 million (18%) compared to the three months ended November 30, 2001. The average level of short-term borrowings increased $249.0 million to finance working capital needs, primarily due to increases in inventories in the Grain Marketing, Country Operations and Energy segments, related to higher grain prices and the purchase of Farmland’s wholesale energy business, discussed previously. The average short-term interest rate decreased 0.7% during the three months ended November 30, 2002 compared to the three months ended November 30, 2001. Long-term debt borrowings increased due to an additional $175.0 million of private placement debt which was issued in October 2002.

     Equity Income from Investments. Equity income from investments of $8.2 million for the three months ended November 30, 2002 increased by $4.2 million (107%) compared to the three months ended November 30, 2001. The increase was primarily attributable to increased earnings from Ventura, a Processed Grains and Foods segment investment. In addition, the Energy segment recorded losses from the Country Energy investment in the prior fiscal year.

     Minority Interests. Minority interests of $5.4 million for the three months ended November 30, 2002 increased by $2.4 million (79%) compared to the three months ended November 30, 2001. The change in minority interests was primarily a result of more profitable operations within our majority-owned subsidiaries during the three months ended November 30, 2002 compared to the three months ended November 30, 2001. Substantially all minority interests relate to NCRA, an approximately 74.5% owned subsidiary.

     Income Taxes. Income tax expense of $5.5 million for the three months ended November 30, 2002 decreased $0.7 million (12%) compared to the three months ended November 30, 2001, resulting in effective tax rates of a 12.0% and 13.1%, respectively. The federal and state statutory rate applied to nonpatronage business activity was 38.9% for the three months ended November 30, 2002 and 2001. Our income taxes and the effective tax rate varied based upon profitability and nonpatronage business activity during each of the comparable periods.

      Comparison of the Years Ended August 31, 2002 and 2001
     Net Income. Consolidated net income for the year ended August 31, 2002 was $126.1 million compared to $178.6 million for the year ended August 31, 2001, which represents a $52.5 million (29%) decrease. This decrease in profitability is primarily attributable to a tax benefit of $34.2 million in the prior year and decreased earnings in our Energy segment compared to the year ended August 31, 2001.

     Net Sales. Consolidated net sales of $7.7 billion for the year ended August 31, 2002 decreased $21.1 million compared to the year ended August 31, 2001.

     Energy net sales of $2.6 billion decreased $119.1 million (4%) during the year ended August 31, 2002 compared to the year ended August 31, 2001. Sales for the year ended August 31, 2002 and 2001 were $2,657.7 million and $2,781.2 million, respectively. We eliminated all intracompany sales from the Energy segment to the Country Operations segment of $67.4 million and

$71.8 million for the years ended August 31, 2002 and 2001, respectively. Prior to December 31, 2000 we consolidated the business activity of Cooperative Refining LLC (CRLLC), a refining joint venture into the Energy segment. We held a 58% interest in CRLLC, which was dissolved effective December 31, 2000. The decrease in Energy sales is primarily due to this dissolution. The decrease was partially offset by an increase in refined fuel sales that were not part of CRLLC, which consisted of a 49% increase in volume, which was partially offset by a sales price decrease of $0.21 per gallon compared to the year ended August 31, 2001. The average sales price of propane decreased by $0.21 per gallon, which was partially offset by a volume increase of 28% compared to the year ended August 31, 2001. Refined fuels and propane volume increases were primarily a result of acquisitions, with the most substantial acquisition taking place in November 2001, when we purchased for $39.2 million, the wholesale energy business of Farmland, as well as all interest in Country Energy, LLC a joint venture formerly with Farmland.

     Country Operations farm supply sales of $612.5 million decreased by $51.3 million (8%) during the year ended August 31, 2002 compared to the year ended August 31, 2001. The decrease is primarily due to a reduction in the average retail sales price of energy products compared to the prior year.

     Company-wide grain and oilseed net sales of $4.0 billion increased $315.7 million (8%) during the year ended August 31, 2002 compared to the year ended August 31, 2001. Sales for the year ended August 31, 2002 were $3,787.3 million and $862.0 million from Grain Marketing and Country Operations segments, respectively. Sales for the year ended August 31, 2001 were $3,514.3 million and $913.4 million from Grain Marketing and Country Operations segments, respectively. We eliminated all intracompany sales from the Country Operations segment to the Grain Marketing segment, of $615.8 million and $709.9 million, for the years ended August 31, 2002 and 2001, respectively. The net increase in sales was primarily due to an increase of $0.60 (20%) per bushel in the average sales price of all grain and oilseed marketed by us, which was partially offset by a decrease in grain volume of 9% compared to the prior year.

     Processed Grains and Foods segment net sales of $495.5 million decreased $166.4 million (25%) during the year ended August 31, 2002 compared to the year ended August 31, 2001. Intracompany sales between segments were eliminated. The decrease in sales is primarily due to the formation of Horizon, a wheat flour milling and processing joint venture that was formed in January 2002. After that date, we accounted for operating results of Horizon under the equity method of accounting. We have a 24% interest in Horizon, and Cargill has a 76% interest. We are leasing five mills and related equipment to Horizon.

     Patronage Dividends. Patronage dividends received of $3.9 million decreased $2.1 million (35%) during the year ended August 31, 2002 compared to the year ended August 31, 2001, primarily due to reduced patronage dividends from cooperatives.

     Other Revenues. Other revenues of $109.5 million decreased $6.8 million (6%) during the year ended August 31, 2002 compared to the year ended August 31, 2001. The most significant changes were within the Energy segment, and Corporate and Other compared to the prior year.

     Cost of Goods Sold. Cost of goods sold of $7.5 billion increased $43.2 million (1%) during the year ended August 31, 2002, compared to the year ended August 31, 2001. The cost of all grains and oilseed procured by us through our Grain Marketing and Country Operations segments increased 9% compared to the year ended August 31, 2001 primarily due to a $0.59 (20%) average cost per bushel increase, which was partially offset by a 9% decrease in volume. This increase was partially offset by decreases in cost of goods sold in the Processed Grains and Foods, Country Operations and Energy segments. Processed Grains and Foods segment cost of goods sold decreased by 26% compared to the year ended August 31, 2001, primarily due to the formation of Horizon, as previously described. Country Operations segment farm supply cost of goods sold decreased by 9% during the year ended August 31, 2002 compared to the prior year primarily due to the reduced cost of energy products. The Energy segment cost of goods sold decreased by 2% during the year ended August 31, 2002 compared to the prior year, primarily due to the dissolution of CRLLC, as previously discussed. However, the volumes of refined fuels that were not associated with the dissolution of CRLLC increased by 49%, which was partially offset by an average cost decrease of $0.18 per gallon compared to the year ended August 31, 2001. The average cost of propane decreased by $0.19 per gallon, which was partially offset by a 28% volume increase compared to the prior year. These volume increases were primarily the result of acquisitions.

     Marketing, General and Administrative. Marketing, general and administrative expenses of $187.3 million for the year ended August 31, 2002 increased by $3.2 million (2%) compared to the year ended August 31, 2001. The net increase is primarily due to additional expenses resulting from Energy segment acquisitions, which was partially offset by reduced expenses within the Processed Grains and Foods segment due to the formation of Horizon described earlier.

     Interest. Interest expense of $42.5 million for the year ended August 31, 2002 decreased by $19.0 million (31%) compared to the year ended August 31, 2001. The average level of short-term borrowings decreased 24% and the average short-term interest rate decreased 3.6% during the year ended August 31, 2002 compared to the prior year. The net decrease in interest expense from short-term borrowings was partially offset by an increase due to an additional $80.0 million of long-term debt from a private placement, of which $25.0 million and $55.0 million were issued in January and March 2001, respectively.

     Equity Income from Investments. Equity income from investments of $58.1 million for the year ended August 31, 2002 increased by $29.6 million (104%) compared to the year ended August 31, 2001. The increase was primarily attributable to decreased losses from Corporate and Other technology investments of $15.1 million that were dissolved. In addition, earnings from Agronomy, and Processed Grains and Foods segments investments increased in fiscal year 2002 by $6.1 million and $5.8 million, respectively compared to the prior year.

     Minority Interests. Minority interests of $15.4 million for the year ended August 31, 2002 decreased by $19.7 million (56%) compared to the year ended August 31, 2001. The change in minority interests during the year ended August 31, 2002 compared to the prior year was primarily a result of less profitable operations within our majority-owned subsidiaries and the dissolution of CRLLC. Substantially all minority interests relate to National Cooperative Refinery Association (NCRA) an approximately 74.5% owned subsidiary.

     Income Taxes. Income tax expense of $18.7 million for the year ended August 31, 2002 compares to a tax benefit of $25.6 million for the year ended August 31, 2001, resulting in effective tax rates of a 12.9% expense and a 16.7% benefit, respectively. The federal and state statutory rate applied to nonpatronage business activity was 38.9% for the years ended August 31, 2002 and 2001. An income tax benefit of $34.2 million for the year ended August 31, 2001 resulted from a change in the tax rate applied to our cumulative temporary differences between income for financial statement purposes and income used for tax reporting purposes. Our calculation of our patronage distribution using earnings for financial statement purposes rather than tax basis earnings prompted the rate change. We recorded income tax expense of $18.7 million for the year ended August 31, 2002, which compares to $8.6 million for the year ended August 31, 2001, exclusive of the $34.2 million benefit related to the change in patronage determination described above. The income taxes and effective tax rate vary each year based upon profitability and nonpatronage business activity during each of the comparable years.

     Comparison of the Years Ended August 31, 2001 and 2000
     Net Income. Our consolidated net income of $178.6 million for the year ended August 31, 2001 represents a $91.2 million (104%) increase compared to the year ended August 31, 2000. This net increase in profitability is primarily attributable to an increase in income from our Energy segment, which was partially offset by decreases from the Agronomy and Grain Marketing segments, and Corporate and Other.

     Net Sales. Consolidated net sales of $7.8 billion for the year ended August 31, 2001 represent a $744.8 million (9%) decrease compared to the year ended August 31, 2000.

     We did not record Agronomy sales during the year ended August 31, 2001 compared to sales of $768.4 million net of intracompany elimination of $40.3 million from the Agronomy segment to the Country Operations segment for the year ended August 31, 2000. During 2000, we exchanged our agronomy operations for an ownership interest in Agriliance, LLC, owned indirectly through United Country Brands, LLC. As of July 31, 2000, we recorded results of our 25% ownership in Agriliance, LLC on the equity method, and as such, income or losses are reflected in equity income from investments.

     Energy net sales of $2.7 billion decreased $194.5 million (7%) during the year ended August 31, 2001 compared to the year ended August 31, 2000. Sales for the years ended August 31, 2001 and 2000 were $2,781.2 million and $2,959.6 million, respectively. We eliminated all intracompany sales from the Energy segment to the Country Operations segment of $71.8 million and $55.7 million for the years ended August 31, 2001 and 2000, respectively. The decrease is primarily attributable to a net volume decrease compared to the year ended August 31, 2000 due to the dissolution of CRLLC effective December 31, 2000. We owned 58% of CRLLC through our ownership in NCRA and therefore consolidated CRLLC business activity up to the time of dissolution. The decrease related to the dissolution was partially offset by an increase in refined fuels that were not part of CRLLC of $0.12 per gallon in the average sales price and 2% in volume compared to the year ended August 31, 2000. In addition, propane volumes increased by 39% and the average sales price of propane increased by $0.21 per gallon compared to the year ended August 31, 2000.

     Country Operations farm supply sales of $663.9 million increased $73.0 million (12%) for the year ended August 31, 2001 compared to the year ended August 31, 2000. The net increase is primarily attributable to average sales price increases in agronomy and energy products and additional volumes from acquisitions.

     Company-wide grain and oilseed net sales of $3.7 billion increased $67.0 million (2%) during the year ended August 31, 2001 compared to the year ended August 31, 2000. Sales for the year ended August 31, 2001 were $3,514.3 million and $913.4 million from Grain Marketing and Country Operations segments, respectively. Sales for the year ended August 31, 2000 were $3,453.8 million and $819.0 million from Grain Marketing and Country Operations segments, respectively. We eliminated all intracompany sales from the Country Operations segment to the Grain Marketing segment of $709.9 million and $622.0 million for the years ended August 31, 2001 and 2000, respectively. This increase in sales was primarily due to an increase of $0.06 (2%) per bushel in the average sales price while volumes were essentially unchanged on all grain and oilseed marketed by us compared to the prior year.

     Processed Grains and Foods segment net sales of $661.9 million increased $78.1 million (13%) for the year ended August 31, 2001 compared to the year ended August 31, 2000. Intracompany sales between segments were eliminated. This increase is primarily due to foods acquisitions, which increased sales by $47.3 million compared to the prior year. In addition, sales of processed wheat increased by $22.6 million compared to the prior year, primarily due to increased volumes from the acquisition of a wheat mill in April 2000 and an increase in the average sales price of all wheat products. Sales of processed oilseed increased by $8.8 million primarily due to volume and price increases compared to the prior year.

     Other Revenues. Other revenues of $116.3 million increased $18.8 million (19%) for the year ended August 31, 2001 compared to the year ended August 31, 2000. The most significant increases were within the Country Operations and Grain Marketing segments. These increases were partially offset by a prior year gain of $7.4 million from the sale of 1.455% of our economic interest in Agriliance, LLC which was recorded in March 2000 in the Agronomy segment.

     Cost of Goods Sold. Cost of goods sold of $7.5 billion decreased $830.3 million (10%) during the year ended August 31, 2001 compared to the year ended August 31, 2000. The decrease was primarily attributable to the impact of recording our share of our agronomy operations on the equity method in 2001 as previously discussed, which caused a reduction in cost of goods sold of $764.7 million compared to the year ended August 31, 2000. In addition, during the year ended August 31, 2001 the cost of goods sold of the Energy segment decreased by 11% primarily due to a decrease in volume as a result of the dissolution of CRLLC. The decrease was partially offset by volume and price increases on refined fuels purchases that were not part of CRLLC, and propane products. The cost of all grain and oilseed procured by us through our Grain Marketing and Country Operations segments increased 2% compared to the previous year end primarily due to a $0.06 (2%) cost per bushel increase with volumes remaining essentially unchanged. Country Operations segment farm supply cost of goods sold increased by 14% during the year ended August 31, 2001 compared to the year ended August 31, 2000, primarily due to cost increases in agronomy and energy products and higher volumes due to acquisitions. Cost of goods sold within the Processed Grains and Foods segment increased by 13% due to volume increases primarily as a result of acquisitions.

     Marketing, General and Administrative. Marketing, general and administrative expenses of $184.0 million for the year ended August 31, 2001 increased by $28.7 million (19%) compared to the year ended August 31, 2000. This increase is primarily due to increases in expenses within the Processed Grains and Foods segment of $23.4 million, which is primarily due to additional expenses of $12.9 million related to acquisitions and a loss on assets held for disposal of $7.5 million related to the closing of a wheat mill compared to the prior year. In addition, expenses within the Country Operations segment increased by $9.3 million primarily due to acquisitions. These increases were partially offset by a decrease in expenses of $12.3 million in the Agronomy segment.

     Interest. Interest expense of $61.4 million for the year ended August 31, 2001 increased by $3.8 million (7%) compared to the year ended August 31, 2000. The average level of short-term borrowings increased 11% and the average short-term interest rate decreased 0.55% during the year ended August 31, 2001 compared to the previous year. Interest expense also increased due to an additional $80.0 million of long-term debt from a private placement of which $25.0 million and $55.0 million were issued in January and March 2001, respectively.

     Equity Income from Investments. Equity income from investments of $28.5 million for the year ended August 31, 2001 increased by $0.2 million (1%) compared to the year ended August 31, 2000. The increase was primarily attributable to increases in earnings from investments within the Agronomy and Processed Grains and Foods segments of $11.7 million and $11.1 million, respectively, during the year ended August 31, 2001 compared to the prior year. We record our 25% share of our Agronomy segment investment in Agriliance, LLC on the equity method as previously discussed. The net increase was partially offset by losses from technology investments of $15.1 million and decreased earnings of $4.9 million and $1.9 million from Energy and Grain Marketing segment investments, respectively.

     Minority Interests. Minority interests of $35.1 million for the year ended August 31, 2001 increased by $10.6 million (43%) compared to the year ended August 31, 2000. Substantially all minority interests were related to NCRA. This net change in minority interests was reflective of more profitable operations within our majority-owned subsidiaries during the year ended August 31, 2001 compared to the previous year.

     Income Taxes. An income tax benefit of $25.6 million for the year ended August 31, 2001 compares to expense of $3.9 million for the year ended August 31, 2000 resulting in effective tax rates of 16.7% benefit and 4.3% expense, respectively. The federal and state statutory rate applied to nonpatronage business activity was 38.9% for the years ended August 31, 2001 and 2000. An income tax benefit of $34.2 million for the year ended August 31, 2001 resulted from a change in the tax rate applied to our cumulative temporary differences between income for financial statement purposes and income used for tax reporting purposes. Our change in the calculation of our patronage distribution using earnings for financial statement purposes rather than tax basis earnings prompted the rate change. We recorded an income tax expense of $8.6 million and $3.9 million for the years ended August 31, 2001 and 2000 excluding the effects of the adjustment. The income taxes and effective tax rates vary each year based upon profitability and nonpatronage business activity during each of the comparable years.

Liquidity and Capital Resources

     Cash Flows from Operations
     Our operating activities provided net cash of $2.1 million during the three months ended November 30, 2002. Net income of $40.4 million and net non-cash expenses of $23.8 million were partially offset by increased working capital requirements of $62.1 million. The increase in working capital requirements is primarily due to higher commodity prices and increased grain inventory balances. Our operating activities provided net cash of $23.7 million during the three months ended November 30, 2001. Net income of $41.4 million and net non-cash expenses of $35.5 million were partially offset by increased working capital requirements of $53.2 million.

     Our operating activities used net cash of $41.7 million during the year ended August 31, 2002. Net income of $126.1 million and net non-cash expenses of $62.4 million were offset by increased working capital requirements of $230.2 million. This increase in working capital requirements is primarily due to higher commodity prices. Our operating activities provided net cash of $252.8 million during the year ended August 31, 2001. Net income of $178.6 million, net non-cash expenses of $50.5 million and decreased working capital requirements of $23.7 million provided this net cash from operating activities. Our operating activities provided net cash of $128.4 million during the year ended August 31, 2000. Net income of $87.4 million and net non-cash expenses of $79.7 million were partially offset by increased working capital requirements of $38.7 million.

     Cash Flows from Investing Activities
     For the three months ended November 30, 2002 and 2001, the net cash used in our investing activities totaled $31.9 million and $38.9 million, respectively.

     The acquisition of property, plant and equipment comprised the primary use of cash totaling $40.6 million and $21.8 million for the three months ended November 30, 2002 and 2001, respectively. For the year ended August 31, 2003, we expect to spend approximately $216.8 million for the acquisition of property, plant and equipment, which includes $57.0 million of expenditures for the construction of an oilseed processing facility in Fairmont, Minnesota. Total expenditures related to the construction of the facility are projected to be approximately $90.0 million, of which $32.2 million was used for construction through November 30, 2002. Capital expenditures, primarily related to the Environmental Protection Agency low sulfur fuel regulations which NCRA and we are required to comply with by 2006, are expected to be approximately $387.0 million in total for our Laurel, Montana and NCRA’s McPherson, Kansas refineries over the next three years. Of this amount, $9.5 million had been spent as of November 30, 2002, by NCRA at the McPherson refinery. It is expected that approximately 80% of the total costs for this project will be incurred at NCRA. We expect to fund the refinery expenditures with a combination of cash, future earnings and additional borrowings.

     Investments made during the three months ended November 30, 2002 and 2001 totaled $1.4 million and $6.1 million, respectively.

     Acquisitions of intangibles were $0.4 million and $27.5 million for the three months ended November 30, 2002 and 2001, respectively. During the three months ended November 30, 2001, the acquisitions of intangibles were primarily related to our purchase of Farmland’s interest in its wholesale energy business, as previously discussed, and represents trademarks, tradenames and non-compete agreements.

     During the three months ended November 30, 2002 the changes in notes receivable resulted in a decrease in cash flows of $11.2 million, resulting primarily from related party notes receivables at NCRA from its minority owners, Growmark, Inc. and MFA Oil Company. During the three months ended November 30, 2001 the changes in notes receivable resulted in a decrease of $2.2 million.

     Distributions to minority owners for the three months ended November 30, 2002 and 2001 were $0.5 million and $4.0 million, respectively, and were primarily related to NCRA.

     Partially offsetting cash outlays in investing activities were proceeds from the disposition of property, plant and equipment of $4.7 million and $6.1 million for the three months ended November 30, 2002 and 2001, respectively. Also partially offsetting cash usages were distributions received from joint ventures and investments totaling $17.0 million and $15.4 million for the three months ended November 30, 2002 and 2001, respectively.

     For the years ended August 31, 2002, 2001 and 2000, the net cash flows used in our investing activities totaled $141.8 million, $69.1 million and $184.9 million, respectively.

     The acquisition of property, plant and equipment comprised the primary use of cash totaling $140.2 million, $97.6 million and $153.8 million for the years ended August 31, 2002, 2001 and 2000, respectively.

     Investments made during the years ended August 31, 2002, 2001 and 2000 totaled $6.2 million, $14.2 million and $35.3 million, respectively. Investments during the year ended August 31, 2000 included the purchase of an additional 10% interest in Ventura Foods, our foods joint venture, for $25.6 million. We have a 50% interest in that joint venture.

     Acquisitions of intangibles were $29.5 million, $7.3 million and $26.5 million for the years ended August 31, 2002, 2001 and 2000, respectively. During the year ended August 31, 2002, $26.4 million of the acquisitions of intangibles were related to the purchase of Farmland’s interest in its wholesale energy business, as previously discussed, and represents trademarks, tradenames and non-compete agreements. During the previous two years, the intangibles resulted primarily from the purchase of Rodriguez Festive Foods, Inc. in fiscal 2001 and the purchase of Sparta Foods, Inc. and the wholesale propane marketing business of Williams Energy Marketing and Trading Company in fiscal 2000.

     During the year ended August 31, 2002 the changes in notes receivable resulted in a decrease in cash flows of $22.0 million, resulting primarily from related party notes receivables at NCRA from its minority owners, Growmark, Inc. and MFA Oil Company. During the years ended August 31, 2001 and 2000 the changes in notes receivable resulted in increases of $0.5 million and $0.6 million, respectively.

     Distributions to minority owners for the years ended August 31, 2002, 2001 and 2000 were $7.4 million, $19.3 million and $21.1 million, respectively, and were primarily related to NCRA. For the years ended August 31, 2001 and 2000, NCRA’s distributions also included the distributions made by CRLLC.

     Partially offsetting cash outlays in investing activities were proceeds from the disposition of property, plant and equipment of $20.2 million, $35.3 million and $7.7 million for the years ended August 31, 2002, 2001 and 2000, respectively. During the year ended August 31, 2002, the proceeds were primarily from disposals of propane plants in the Energy segment and of non-strategic agri-operations locations in the Country Operations segment. During the year ended August 31, 2001, the proceeds were primarily from the disposal of feed plants and other assets in the Country Operations segment. Also partially offsetting cash usages were distributions received from joint ventures and investments totaling $44.0 million, $31.8 million and $43.9 million for the years ended August 31, 2002, 2001 and 2000, respectively.

     Cash Flows from Financing Activities
     We finance our working capital needs through short-term lines of credit with a syndication of banks. In May 2002, we renewed our 364-day credit facility with $550.0 million committed. In addition to these lines of credit, we have a 364-day credit facility dedicated to NCRA, with a syndication of banks in the amount of $30.0 million committed. On November 30, 2002 and 2001, we had total short-term indebtedness outstanding on these various facilities and other short-term notes payable totaling $246.1 million and $110.8 million, respectively. The increase in 2002 is primarily due to increases in inventories in the Grain Marketing, Country Operations and Energy segments, related to higher grain prices and the purchase of Farmland’s wholesale energy business, discussed previously. In October 2002, $175.0 million received from private placement proceeds was used to pay down our 364-day credit facility. On August 31, 2002 and 2001, we had total short-term indebtedness outstanding on these various facilities and other short-term notes payable totaling $332.5 million and $97.2 million, respectively.

     In June 1998, we established a five-year revolving credit facility with a syndication of banks, with $200.0 million committed. We had outstanding balances on this facility of $75.0 million on November 30, 2002 and 2001, respectively. On August 31, 2002 and 2001, we had outstanding balances on this facility of $75.0 million and $45.0 million, respectively.

     We finance our long-term capital needs, primarily for the acquisition of property, plant and equipment, with long-term agreements through CoBank. In June 1998, we established this long-term credit agreement through CoBank and another cooperative bank that has since merged with CoBank. This facility committed $200.0 million of long-term borrowing capacity to us, with repayments through fiscal year 2009. The amount outstanding on this credit facility was $142.7 million and $149.2 million on November 30, 2002 and 2001, respectively. On August 31, 2002 and 2001, we had $144.3 million and $150.9 million outstanding on this credit facility, respectively. Repayments of $1.6 million were made on this facility during each of the three months ended November 30, 2002 and 2001. Repayments of $6.6 million were made on this facility during each of the years ended August 31, 2002 and 2001.

     Also in June 1998, we issued a private placement with several insurance companies for long-term debt in the amount of $225.0 million. Repayments will be made in equal annual installments of $37.5 million each in the years 2008 through 2013.

     In January 2001, we entered into a note purchase and private shelf agreement with Prudential Insurance Company. The long-term note in the amount of $25.0 million will be repaid in equal annual installments of approximately $3.6 million, in the years 2005 through 2011. A subsequent note for $55.0 million was issued in March 2001, related to the private shelf facility. The $55.0 million note will be repaid in equal annual installments of approximately $7.9 million, in the years 2005 through 2011.

     In October 2002, we entered into a private placement with several insurance companies for long-term debt in the amount of $175.0 million which was layered into two series. The first series of $115.0 million has an interest rate of 4.96% and will be repaid in equal semi-annual installments of approximately $8.8 million during the years 2007 through 2013. The second series of $60.0 million has an interest rate of 5.60% and will be repaid in equal semi-annual installments of approximately $4.6 million during fiscal years 2012 through 2018.

     We, through NCRA, had revolving term loans outstanding of $17.3 million and $20.3 million for the periods ended November 30, 2002 and 2001, respectively. Repayments of $0.8 million were made during each of the three months ended November 30, 2002 and 2001. On August 31, 2002 and 2001 the outstanding balances were $18.0 million and $21.0 million, respectively. Repayments of $3.0 million were made during each of the years ended August 31, 2002, 2001 and 2000, respectively.

     On November 30, 2002, we had total long-term debt outstanding of $743.2 million, of which $251.4 million was bank financing, $480.0 million was private placement proceeds and $11.8 million was industrial development revenue bonds and other notes and contracts payable. The aggregate amount of long-term debt payable as of August 31, 2002 was as follows (dollars in thousands):

2002	$89,032
2003	15,079
2004	34,511
2005	34,938
2006	41,709
Thereafter	356,855

$572,124

The aggregate amount of long-term debt payable has not materially changed during the three months ended November 30, 2002 other than for the $175.0 million of private placement 38 debt discussed previously, of which repayments will not start until 2007. We are in compliance with all debt covenants and restrictions as of November 30, 2002.

     During the three months ended November 30, 2002 and 2001, we borrowed on a long-term basis $175.0 million and $30.0 million, respectively, and during the same periods repaid long-term debt of $3.9 million and $5.8 million, respectively. During the years ended August 31, 2002, 2001 and 2000 we borrowed on a long-long-term basis $30.0 million, $116.9 million and $49.9 million, respectively, and during the same periods repaid long-term debt of $18.0 million, $67.4 million and $22.5 million, respectively.

     In accordance with our bylaws and by action of our board of directors, annual net earnings from patronage sources are distributed to consenting patrons following the close of each fiscal year. Effective September 1, 2000, patronage refunds are calculated based on earnings for financial statement purposes rather than based on amounts reportable for federal income tax purposes as had been our practice prior to this date. This change was authorized through a bylaw amendment at our annual meeting on December 1, 2000. The patronage earnings from the fiscal year ended August 31, 2002 are expected to be distributed during the second quarter of fiscal year 2003. The cash portion of this distribution, which will be 30%, is expected to be approximately $26.2 million and is classified as a current liability on the November 30, 2002 and August 31, 2002 consolidated balance sheets. During the years ended August 31, 2002, 2001 and 2000 we distributed cash patronage of $40.1 million, $26.1 million and $17.9 million, respectively.

     The current equity redemption policy, as authorized by our board of directors, allows for the redemption of capital equity certificates held by inactive direct members and patrons and active direct members and patrons at age 72 or death that were of age 61 or older on June 1, 1998. For active direct members and patrons who were of age 60 or younger on June 1, 1998, and member cooperatives, equities that have been outstanding for more than 10 years will be redeemed annually based on a prorata formula where the numerator is dollars available for such purpose as determined by our board of directors, and the denominator is the sum of the patronage certificates that have been outstanding for more than 10 years held by such eligible members and patrons. Total redemptions related to the year ended August 31, 2002, to be distributed in fiscal year 2003, are expected to be approximately $30.3 million, of which $2.4 million was redeemed during the three months ended November 30, 2002. During the three months ended November 30, 2001, we redeemed $1.8 million of equity. During the years ended August 31, 2002, 2001 and 2000, we redeemed $31.1 million, $18.7 million and $28.7 million of patronage related equities, respectively.

     During the year ended May 31, 1997, we offered securities in the form of Equity Participation Units (EPUs) in our Wheat Milling and Oilseed Processing and Refining Defined Business Units. These EPUs gave the holder the right and obligation to deliver to us a stated number of bushels in return for a prorata share of the undiluted grain based patronage earnings of these respective Defined Business Units. The offering resulted in the issuance of such equity with a stated value of $13,870,000 and generated additional capital and cash of $10,837,000, after issuance cost and conversion privileges. In August 2001, our board of directors approved and consummated a plan to end the Defined Investment Program. All of the EPUs were redeemed and the assets of the Oilseed Processing and Refining and Wheat Milling Defined Business Units were allocated to us as provided in the plan.

     Our board of directors authorized the sale and issuance of up to 50,000,000 shares of 8% Preferred Stock at a price of $1.00 per share. As of November 30, 2002 we had $9.5 million (9,454,874 shares) of 8% Preferred Stock outstanding, and expenses related to the issuance of the shares were $3.5 million. Sales of the preferred shares have been suspended.

Off Balance Sheet Financing Arrangements

     Lease Commitments:
     We have commitments under operating leases for various refinery, manufacturing and transportation equipment, rail cars, vehicles and office space. Some leases include purchase options at not less than fair market value at the end of the leases.

     Total rental expense for all operating leases, net of rail car mileage credits received from the railroad and sublease income for the years ended August 31, 2002, 2001 and 2000 was $30.2 million, $35.5 million and $38.0 million, respectively.

     Minimum future lease payments, required under noncancellable operating leases as of August 31, 2002, were as follows:

(dollars in millions)	Total
2003	$33.0
2004	24.2
2005	16.0
2006	8.9
2007	5.1
Thereafter	4.8

Total minimum future lease payments	$92.0

     Our lease commitments have not materially changed during the three months ended November 30, 2002.

     Guarantees:
     We are a guarantor for lines of credit for related companies totaling up to $86.2 million, of which $39.0 million was outstanding as of November 30, 2002. Our bank covenants allow maximum guarantees of $100.0 million. All outstanding loans with respective creditors were current as of November 30, 2002.

     Debt:
     There is no material off balance sheet debt.

Critical Accounting Policies
     Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires the use of estimates as well as management’s judgments and assumptions regarding matters that are subjective, uncertain or involve a high degree of complexity, all of which affect the results of operations and financial condition for the periods presented. We believe that of its significant accounting policies, the following may involve a higher degree of estimates, judgments, and complexity.

     Allowances for Doubtful Accounts
     The allowances for doubtful accounts are maintained at a level considered appropriate by management based on analyses of credit quality for specific accounts, historical trends of charge-offs and recoveries, and current and projected economic and market conditions. Different assumptions, changes in economic circumstances or the deterioration of the financial condition of our customers could result in additional provisions to the allowances for doubtful accounts and increased bad debt expense.

     Inventory Valuation and Reserves
     Grain, processed grain, oilseed and processed oilseed are stated at net realizable values, which approximates market values. All other inventories are stated at the lower of cost or market. The cost of certain energy inventories (wholesale refined products, crude oil and asphalt) are determined on the last-in, first-out (LIFO) method; all other energy inventories are valued on the first-in, first-out (FIFO) and average cost methods. Estimates are used in determining the net realizable value of grain and oilseed and processed grain and oilseed inventories. These estimates include the measurement of grain in bins and other storage facilities, which use formulas in addition to actual measurements taken to arrive at appropriate quantity. Other determinations made by management include quality of the inventory and estimates for freight. Grain shrink reserves and other reserves that account for spoilage also affect inventory valuation. If estimates regarding the valuation of inventory or the adequacy of reserves are less favorable than management’s assumptions, then additional reserves or write-downs of inventory may be required.

     Derivative Financial Instruments
     We enter into exchange-traded commodity futures and options contracts to hedge its exposure to price fluctuations on energy, grain and oilseed transactions to the extent considered practicable for minimizing risk. We do not use derivatives for speculative purposes. Futures and options contracts used for hedging are purchased and sold through regulated commodity exchanges. Fluctuations in inventory valuations, however, may not be completely hedged, due in part to the absence of satisfactory hedging facilities for certain commodities and geographical areas and in part to our assessment of our exposure from expected price fluctuations. We also manage our risks by entering into fixed price purchase contracts with pre-approved producers and establishing appropriate limits for individual suppliers. Fixed price sales contracts are entered into with customers of acceptable creditworthiness, as internally evaluated. We are exposed to loss in the event of nonperformance by the counterparties to the contracts. However, we do not anticipate nonperformance by counterparties. The fair value of futures and options contracts are determined primarily from quotes listed on regulated commodity exchanges. Fixed price purchase and sales contracts are with various counterparties, and the fair values of such contracts are determined from the market price of the underlying product.

     We adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 133, as amended, a standard related to the accounting for derivative transactions and hedging activities, effective September 1, 2000.

     Pension and Postretirement Benefits
     Pension and other postretirement benefits costs and obligations are dependent on assumptions used in calculating such amounts. These assumptions include discount rates, health care cost trend rates, benefits earned, interest cost, expected return on plan assets, mortality rates, and other factors. In accordance with accounting principles generally accepted in the United States of America, actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect our pension and other postretirement obligations and future expense.

     Deferred Tax Assets
     We assess whether a valuation allowance is necessary to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. While we have considered future taxable income as well as other factors in assessing the need for the valuation allowance, in the event that we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made.

     Long-Lived Assets
     Depreciation and amortization of our property, plant and equipment is provided on the straight-line method by charges to operations at rates based upon the expected useful lives of individual or groups of assets. Economic circumstances or other factors may cause management’s estimates of expected useful lives to differ from actual.

     All long-lived assets, including property plant and equipment, goodwill, investments in unconsolidated affiliates and other identifiable intangibles, are evaluated for impairment on the basis of undiscounted cash flows at least annually for goodwill, and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impaired asset is written down to its estimated fair market value based on the best information available. Estimated fair market value is generally measured by discounting estimated future cash flows. Considerable management judgment is necessary to estimate discounted future cash flows and may differ from actual.

     Environmental Liabilities
     Liabilities related to remediation of contaminated properties are recognized when the related costs are considered probable and can be reasonably estimated. Estimates of these costs are based on current available facts, existing technology, undiscounted site-specific costs and currently enacted laws and regulations. Recoveries, if any, are recorded in the period in which recovery is considered probable. It is often difficult to estimate the cost of environmental compliance, remediation and potential claims given the uncertainties regarding the interpretation and enforcement of applicable environmental laws and regulations, the extent of environmental contamination and the existence of alternate cleanup methods. All liabilities are monitored and adjusted as new facts or changes in law or technology occur and management believes adequate provisions have been made for environmental liabilities. Changes in facts or circumstances may have an adverse impact on our financial results.

Effect of Inflation and Foreign Currency Transactions
     We believe that inflation and foreign currency fluctuations have not had a significant effect on our operations.

Recent Accounting Pronouncements
     The Financial Accounting Standards Board (FASB) issued SFAS No. 143, “Accounting for Asset Retirement Obligations” which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. We are in the process of finalizing our analysis of adopting this standard. Our Energy segment operates oil refineries and related pipelines for which we would be subject to Asset Retirement Obligations (ARO) if such assets were to be dismantled. We, however, expect to operate our refineries and related pipelines indefinitely. Since the time period to dismantle these assets is indeterminate, a corresponding ARO is not currently estimable and therefore has not been recorded. We continue to assess whether any other ARO’s exist related to our remaining operations, however, based on available information to date, no other ARO’s have been identified. As such, we believe that the effects of adopting this standard do not have a material effect on us.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Commodity Price Risk
     We utilize futures and options contracts offered through regulated commodity exchanges to reduce risk. We are exposed to risk of loss in the market value of inventories and fixed or partially fixed purchase and sales contracts. So as to reduce that risk, we generally take opposite and offsetting positions using futures contracts or options.

     Certain commodities cannot be hedged with futures or options contracts because such contracts are not offered for these commodities by regulated commodity exchanges. Inventories and purchase contracts for those commodities are hedged with forward sales contracts to the extent practical so as to arrive at a net commodity position within the formal position limits set by us and deemed prudent for each of those commodities. Commodities for which futures contracts and options are available are also typically hedged first in this manner, with futures and options used to hedge within position limits that portion not covered by forward contracts. These futures and options contracts and forward purchase and sales cash contracts used to hedge against price level change risks are effective economic hedges of specified risks, but they are not designated as and accounted for as hedging instruments for accounting purposes.

     Unrealized gains and losses on futures contracts and options used as economic hedges of grain and oilseed inventories and fixed price contracts are recognized in cost of goods sold for financial reporting. Inventories and fixed price contracts are marked to market so that gains or losses on the derivative contracts are offset by gains or losses on inventories and fixed priced contracts during the same accounting period.

     Through August 31, 2000, unrealized gains and losses on futures contracts and options used to hedge energy inventories and fixed price contracts were deferred until such futures contracts and options were closed. Effective September 1, 2000 those gains and losses are recognized as a component of net income for financial reporting. The inventories hedged with these derivatives are valued at lower of cost or market, and effective September 1, 2000, the fixed price contracts are marked to market. Some derivatives related to propane in the Energy segment meet the normal purchase and sales exemption, and thus are not required to be marked to fair value.

     A 10% adverse change in market prices would not materially affect our results of operations, financial position or liquidity, since our operations have effective economic hedging requirements as a general business practice.

Interest Rate Risk
     We manage interest expense using a mix of fixed and floating rate debt. These debt instruments are carried at amounts approximating estimated fair value. Short-term debt used to finance inventories and receivables is represented by notes payable within thirty days or less so that the blended interest rate to us for all such notes approximates current market rates. Long-term debt used to finance non-current assets carries various fixed interest rates and is payable at various dates as to minimize the effect of market interest rate changes. The effective interest rate to us on fixed rate debt outstanding on August 31, 2002 was approximately 6.4%; a 10% adverse change in market rates would not materially affect our results of operations, financial position or liquidity.

     In August 2002, we entered into interest rate swap instruments related to private placement debt issued on October 18, 2002 in order to protect against a potential increase in interest rates. In fact, interest rates declined between the dates of the interest swaps and the closing of the borrowing transaction. These derivative instruments are designated and effective as cash flow hedges for accounting purposes and the changes in fair values of these instruments are recorded as a component of other comprehensive income. We expect to record additional interest expense of $0.8 million during the year ending August 31, 2003 related to these derivative instruments as an offset to the lower interest rates actually obtained on the debt instruments.

Foreign Currency Risk
     We conduct essentially all of our business in U.S. dollars and had essentially no risk regarding foreign currency fluctuations on August 31, 2002. Foreign currency fluctuations do, however, impact the ability of foreign buyers to purchase U.S. agricultural products and the competitiveness of U.S. agricultural products compared to the same products offered by alternative sources of world supply.

DESCRIPTION OF THE PREFERRED STOCK

     The following section describes the general terms and provisions of the preferred stock being offered by this prospectus. This summary is not complete in all respects and is qualified in its entirety by reference to our restated articles of incorporation, as amended, and the resolution of our board of directors establishing the preferred stock.

General
     The shares of preferred stock are shares of a series of preferred equity securities created by our board of directors. Subject to the restrictions noted below under “Limitations and Restrictions on Future Issuances,” there is no limit on the number of shares in the series and shares may be issued from time to time. Our board of directors has expressly authorized the initial sale and subsequent transfer of the shares of preferred stock in accordance with our articles of incorporation.

     The shares of preferred stock will be fully paid and nonassessable when issued.

Rank
     The preferred stock will have priority as to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up over:

  any patronage refund (as that term is used in our bylaws), whether or not represented by a certificate, and any redemption thereof;
  any other class or series of our capital stock designated by our board of directors as junior to the preferred stock; and
  our common stock, if any.

     Shares of any class or series of our capital stock that are not junior to the preferred stock, including our existing class of preferred stock entitled “8% Preferred Stock,” will rank equally with the preferred stock as to the payment of dividends and the distribution of assets.

Dividends
     Holders of the preferred stock are entitled to receive quarterly dividends when, as and if declared by our board of directors out of funds legally available for that purpose at the rate of $2.00 per share per year. Dividends will be payable on March 31, June 30, September 30 and December 31 of each year (each a “payment date”) beginning March 31, 2003, except that if a payment date is a Saturday, Sunday or legal holiday, the dividend will be payable without interest on the next day that is not a Saturday, Sunday or legal holiday. Dividends on the preferred stock are fully cumulative and will accumulate without interest from and including the latest of:

  the initial closing date of this offering; or
  the day immediately following the most recent date as to which dividends have been paid.

     Dividends are computed on the basis of a 360-day year of twelve 30-day months. Each payment of dividends will include dividends to and including the date on which paid.

     Dividends will be paid to holders of record as they appear on our books five business days prior to the relevant payment date. We may, in our sole discretion, pay dividends by any one or more of the following means:

  check mailed to the address of the record holder as it appears on our books;
  electronic transfer in accordance with instructions provided by the record holder; or
  any other means mutually agreed between us and the record holder.

     We may not make any distribution to the holders of any security that ranks junior to the preferred stock unless and until all accumulated and unpaid dividends on the preferred stock and on any other class or series of our capital stock that ranks equally with the preferred stock, including the full dividend for the then-current dividend period have been paid or declared and set apart for payment. For these purposes, a “distribution” does not include any distribution made in connection with a liquidation, dissolution or winding up, which will be governed by the provisions summarized under “— Liquidation Preference” below.

Liquidation Preference
     In a liquidation, dissolution or winding up of CHS, whether voluntary or involuntary, the holders of the preferred stock will be entitled to receive out of our available assets $25.00 per share plus all dividends accumulated and unpaid on that share, whether or not declared, to and including the date of distribution. This distribution to the holders of the preferred stock will be made before any payment is made or assets distributed to the holders of any security that ranks junior to the preferred stock but after the payment of the liquidation preference of any of our securities that rank senior to the preferred stock. Any distribution to the holders of the preferred stock will be made ratably among the holders of the preferred stock and any other of our capital stock which ranks on a parity as to liquidation rights with the preferred stock in proportion to the respective preferential amounts to which each is entitled. After payment in full of the liquidation preference of the shares of preferred stock, the holders of the preferred stock will not participate further in the distribution of our assets.

     Neither a consolidation or merger with another entity nor a sale or transfer of all or part of our assets for cash, securities or other property will constitute a liquidation, dissolution or winding up if, following the transaction, the preferred stock remains outstanding as duly authorized stock of us or any successor entity.

Redemption
     At Our Option
     From and after February 1, 2008 we may, at our option, redeem at any time all, or from time to time any portion, of the preferred stock. An optional redemption will be at a price of $25.00 per share plus all dividends accumulated and unpaid on that share, whether or not declared, to and including the date fixed for redemption. If we redeem less than all of the then outstanding shares of preferred stock, we will designate the shares to be redeemed either by lot or in any other manner that our board of directors may determine or may effect the redemption pro rata. However, we may not redeem less than all of the then outstanding shares of preferred stock until all dividends accumulated and unpaid on all then outstanding shares of preferred stock have been paid for all past dividend periods.

     At the Holder’s Option
     If at any time there has been a change in control (as defined below), each record holder of shares of the preferred stock will have the right, for a period of 90 days from the date of the change in control, to require us to redeem all or any portion of the shares of preferred stock owned by that record holder. Not later than 130 days after the date of the change in control (or, if that date is a Saturday, Sunday or legal holiday, the next day that is not a Saturday, Sunday or legal holiday) we will redeem all shares the record holder has elected to have redeemed in a written notice delivered to us on or prior to the 90th day after the change in control. The redemption price will be $25.00 per share plus all dividends accumulated and unpaid on that share, whether or not declared, to and including the date fixed for redemption.

     A “change in control” will have occurred if, in connection with a merger or consolidation that has been approved by our board of directors (prior to submitting the merger or consolidation to our members for approval), whether or not we are the surviving entity, those persons who were members of our board of directors on January 1, 2003, together with those persons who became members of our board of directors after that date at our annual meeting, have ceased to constitute a majority of our board of directors. Under the Minnesota cooperative statute, our members could initiate a merger or consolidation without the approval of our board of directors; a member-initiated merger or consolidation would not meet this definition and thus would not trigger a redemption right.

     Mechanics of Redemption
     Not less than 30 days prior to any redemption date pursuant to the exercise of our optional redemption right, we will give written notice to the holders of record of the shares of preferred stock to be redeemed. This notice will specify:

  the redemption date;
  the redemption price;
  the number of shares of preferred stock held by the record holder that are subject to redemption;
  the time, place and manner in which the holder should surrender the certificate or certificates, if any, representing the shares of preferred stock to be redeemed, including the steps that a holder should take with respect to any certificates which have been lost, stolen or destroyed or to any uncertificated shares; and
  that from and after the redemption date, dividends will cease to accumulate on the shares and the shares will no longer be deemed outstanding.

On or after the redemption date, once a holder surrenders the certificate or certificates representing the shares of preferred stock called for redemption in the manner provided in the redemption notice or takes the appropriate steps with respect to lost, stolen or destroyed certificates or uncertificated shares, the holder will be entitled to receive payment of the redemption price. If fewer than all of the shares of preferred stock represented by a surrendered certificate or certificates are redeemed, we will issue a new certificate representing the unredeemed shares.

     Effect of Redemption
     From and after the redemption date, if funds necessary for the redemption are and have been irrevocably deposited or set aside, then:

  dividends will cease to accumulate with respect to the shares of preferred stock called for redemption;
  the shares will no longer be deemed outstanding;
  the holders of the shares will cease to be shareholders; and
  all rights with respect to the shares of preferred stock will terminate except the right of the holders to receive the redemption price, without interest.

     Purchases
     We may at any time and from time to time in compliance with applicable law purchase shares of preferred stock on the open market, pursuant to a tender offer or otherwise, at whatever price or prices and other terms we determine. We may not make any purchases at a time when there are accumulated but unpaid dividends for past dividend periods.

Voting
     Except as described below, the holders of the preferred stock will have only those voting rights that are required by applicable law. As a result, the holders of the preferred stock will have very limited voting rights and, among other things, will not have any right to vote for the election of directors.

     Unless the preferred stock is redeemed pursuant to its terms, the affirmative vote of the holders of at least two-thirds of the outstanding shares of the preferred stock, voting separately as a class, will be required:

  for any amendment, alteration or repeal, whether by merger or consolidation or otherwise, of our articles of incorporation or the resolutions establishing the terms of the preferred stock, if the amendment, alteration or repeal adversely affects the rights or preferences of the preferred stock; and
  to establish, by board resolution or otherwise, any class or series of our equity securities having rights senior to the preferred stock as to the payment of dividends or distribution of assets upon the liquidation, dissolution or winding up of CHS, whether voluntary or involuntary.

     The creation and issuance of any other class of our securities ranking on a parity with or junior to the preferred stock, including an increase in the authorized number of shares of any such securities, will not be deemed to adversely affect the rights or preferences of the preferred stock.

     Our board of director’s ability to authorize, without shareholder approval, the issuance of additional classes or series of preferred stock with conversion and other rights may adversely affect you as a holder of preferred stock or the rights of holders of any series of preferred stock that may be outstanding.

Limitations and Restrictions on Future Issuances
     We may not offer to issue additional shares of preferred stock in exchange for or in redemption of outstanding patrons’ equities or other equity securities held by our members more than one time per calendar year. If, in connection with an offer of this type, any member would receive more than 0.25% of the number of shares of preferred stock outstanding at the end of the prior calendar year, that member will instead be entitled to receive the shares in quarterly installments as nearly equal as possible. After December 31, 2003, in any calendar year, we may not issue additional shares of preferred stock in exchange for or in redemption of outstanding patrons’ equities or other equity securities held by our members in excess of:

  for issuances during the years 2004, 2005 and 2006, 20% of the number of shares of preferred stock outstanding at the end of the prior calendar year or 400,000 shares, whichever is greater; and
  for issuances during any calendar year after the year 2006, 25% of the number of shares of preferred stock outstanding at the end of the prior calendar year or 400,000 shares, whichever is greater.

     We may not issue additional shares of preferred stock in exchange for or in redemption of outstanding patrons’ equities owned by an estate of one of our former individual members or in redemption of outstanding patrons’ equities owned by individual members who have reached age 72, pursuant to our current policy.

     We have also agreed with the underwriters to limit issuances of additional shares of preferred stock during 2003. See “Underwriting.”

No Exchange or Conversion Rights; No Sinking Fund
     Shares of the preferred stock are not exchangeable or convertible into other class or series of our capital stock or other securities or property. The preferred stock is not subject to the operation of a purchase, retirement or sinking fund.

Certain Charter Provisions
     For a description of some of the provisions of our articles of incorporation that might have an effect of delaying, deferring or preventing a change in control of us, see “Business — Membership and Authorized Capital — Certain Antitakeover Measures.”

     As noted above under “Business — Membership and Authorized Capital — Debt and Equity Instruments,” all equity we issue (including the preferred stock) is subject to a first lien in favor of us for all indebtedness of the holder to us.

No Preemptive Rights
     Holders of the preferred stock will have no preemptive right to acquire shares of any class or series of our capital stock.

Market for the Preferred Stock
      The preferred stock is a new issue of securities with no established trading market. Although we have received approval to list the preferred stock on the Nasdaq National Market under the symbol “CHSCP,” we cannot assure you that a secondary trading market for the preferred stock will ever develop or, if one develops, that it will be maintained or provide any significant liquidity. As a result, if you decide to sell your preferred stock there may be either no or only a limited number of potential buyers. This, in turn, may affect the price you receive for your preferred stock or your ability to sell your preferred stock at all. We cannot predict at what price the preferred stock will trade, and that price may be less than its initial public offering price or liquidation value at any time.

Transfer Agent and Registrar
     Wells Fargo Bank Minnesota, National Association will serve as transfer agent and registrar with respect to the preferred stock.

CERTAIN MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

     The following summary describes the material federal income tax consequences of the purchase, ownership, redemption and disposition of the preferred stock. This summary is based upon the provisions of the Internal Revenue Code (Code), the final temporary and proposed regulations promulgated thereunder and administrative rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect). This summary addresses only the tax consequences of the purchase, ownership, redemption and disposition of the preferred stock by a person who is a U.S. holder. You are a U.S. holder if you are:

  an individual who is a citizen or resident of the U.S.;
  a corporation (or any entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S. or any political subdivision of the U.S.;
  an estate if its income is subject to U.S. federal income tax regardless of its source; or
  a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

     This summary assumes that you will hold your shares of preferred stock as a capital asset within the meaning of Section 1221 of the Code. The summary also assumes that all dividends will be paid as they accrue and that, if the preferred stock is redeemed, there will not be any dividend arrearages at the time of redemption. The summary does not purport to deal with all aspects of federal income taxation that may be relevant to your decision to purchase the preferred stock, such as estate and gift tax consequences or tax consequences arising under the laws of any state, local or other taxing jurisdiction. This summary also does not apply to you if you belong to a category of investors subject to special tax rules, such as dealers in securities, financial institutions, insurance companies, tax-exempt organizations, foreign persons, qualified retirement plans, individual retirement accounts, regulated investment companies, U.S. expatriates, investors in pass-through entities or persons subject to the alternative minimum tax.

     We can give no assurance that the Internal Revenue Service (IRS) will take a similar view with respect to the tax consequences described below. We have not requested, nor do we plan to request, a ruling from the IRS on any tax matters relating to the preferred stock. You should consult your own tax advisor regarding the federal, state, local, and foreign tax consequences of the purchase, ownership, redemption, and disposition of the preferred stock.

Dividends and Other Distributions
     Distributions on the preferred stock will be treated as dividends and taxable as ordinary income to the extent of our current or accumulated earnings and profits, as determined for federal income tax purposes. Any distribution in excess of current or accumulated earnings and profits will be treated first as a nontaxable return of capital reducing your tax basis in the preferred stock. Any amount in excess of your tax basis will be treated as a capital gain.

     Dividends received by corporate holders of the preferred stock are eligible for a dividends received deduction equal to 70% of the amount of the distribution, subject to applicable limitations, including limitations related to “debt financed portfolio stock” under Section 246A of the Code and to the holding period requirements of Section 246 of the Code. In addition, any amount received by a corporate holder that is treated as a dividend may constitute an “extraordinary dividend” subject to the provisions of Section 1059 of the Code (except as may otherwise be provided in Treasury Regulations yet to be promulgated). Under Section 1059, a corporate holder generally must reduce the tax basis of all of the holder’s shares (but not below zero) by the “nontaxed portion” of any “extraordinary dividend” and, if the nontaxed portion exceeds the holder’s tax basis for the shares, must treat any excess as gain from the sale or exchange of the shares in the year the payment is received. If you are a corporate holder, you should consult your own tax advisor regarding the extent, if any, to which these provisions may apply to you in light of your individual facts and circumstances.

Sale or Exchange of Preferred Stock
     On the sale or exchange of preferred stock to a party other than us, you generally will realize capital gain or loss in an amount equal to the difference between (a) the amount of cash and the fair market value of any property you receive on the sale and (b) your adjusted tax basis in the preferred stock. You should consult your own tax advisor regarding applicable rates, holding periods and netting rules for capital gains and losses. Certain limitations exist on the deduction of capital losses by both corporate and noncorporate taxpayers.

Redemption of Preferred Stock
     If we exercise our right to redeem the preferred stock, your surrender of the preferred stock for the redemption proceeds will be treated either as a payment received upon sale or exchange of the preferred stock or as a distribution with respect to all of your equity interests in us. Resolution of this issue will turn on the application of Section 302 of the Code to your individual facts and circumstances.

     The redemption will be treated as gain or loss from the sale or exchange of the preferred stock (as discussed above under “— Sale or Exchange of Preferred Stock”) if:

  the redemption is “substantially disproportionate” with respect to you within the meaning of Section 302(b)(2) of the Code; or
  your interest in the preferred stock and any other equity interest in us is completely terminated (within the meaning of Section 302(b)(3) of the Code) as a result of such redemption; or
  the redemption is “not essentially equivalent to a dividend” (within the meaning of Section 302(b)(1) of the Code). In general, redemption proceeds are “not essentially equivalent to a dividend” if the redemption results in a “meaningful reduction” of your interest in the issuer.

In determining whether any of these tests has been met, you must take into account not only shares of preferred stock and other equity interests in us (including patrons’ equities and other equity interests) that you actually own, but also shares and other equity interests that you constructively own within the meaning of Section 318 of the Code.

     If none of the above tests giving rise to sale treatment is satisfied, then a payment made in redemption of the preferred stock will be treated as a distribution that is subject to the tax treatment described above under “— Dividends and other Distributions.” The amount of the distribution will be measured by the amount of cash and the fair market value of property you receive without any offset for your basis in the preferred stock. Your adjusted tax basis in the redeemed shares of preferred stock will be transferred to any of your remaining stock holdings in us. If, however, you have no remaining stock holdings in us, your basis could be lost.

     You should consult your own tax advisor regarding:

  whether the redemption payment will qualify for sale or exchange treatment under Section 302 of the Code or, alternatively, will be characterized as a distribution; and
  the resulting tax consequences to you in light of your individual facts and circumstances.

Backup Withholding
     We may be required to withhold federal income tax at a rate of 30% (in 2002 and 2003) from dividends and redemption proceeds paid to you if (i) you fail to furnish us with your correct taxpayer identification number in the manner required (ii) the IRS notifies us that your taxpayer identification number is incorrect (iii) the IRS notifies us that you have failed to report properly certain interest and dividend income to the IRS and to respond to notices to that effect or (iv) when required to do so, you fail to certify that you are not subject to backup withholding. Any amounts withheld may be credited against your federal income tax liability.

UNDERWRITING

     D.A. Davidson & Co., U.S. Bancorp Piper Jaffray Inc. and Fahnestock & Co. Inc. are acting as the representatives of the underwriters named below. Subject to the terms and conditions set forth in the underwriting agreement, each underwriter named below has agreed severally to purchase, and we have agreed to sell to each underwriter, the number of shares of preferred stock set forth opposite the underwriter’s name below:

Underwriters	Number of Shares
D.A. Davidson & Co.	1,375,000
U.S. Bancorp Piper Jaffray Inc.	1,375,000
Fahnestock & Co. Inc.	250,000

Total	3,000,000

     The underwriters are obligated to purchase all of the shares of preferred stock offered hereby (other than those shares covered by the over-allotment option described below) if they purchase any shares.

     The underwriters are offering the shares of preferred stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions contained in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

     At our request, the underwriters have reserved up to 20,000 shares of the preferred stock for sale, at the initial public offering price, to our employees, officers and directors through a directed share program. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. We cannot assure you that any of the reserved shares will be purchased. The underwriters will offer any reserved shares not purchased through the directed share program to the general public on the same basis as other shares of our preferred stock.

     We have agreed to indemnify the underwriters against liabilities arising from this offering, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

Over-Allotment Option
     We have granted an option to the underwriters to purchase up to 450,000 additional shares of preferred stock at the public offering price set forth on the cover page of this prospectus, less the underwriting discount plus accumulated dividends from and including the initial closing date of this offering. The underwriters may exercise this option, in whole or part, at any time within 30 days after the date of this prospectus solely to cover over-allotments, if any. If the underwriters exercise this option, each of D.A. Davidson & Co. and U.S. Bancorp Piper Jaffray Inc. will be obligated, subject to conditions set forth in the underwriting agreement, to purchase 50% of such additional shares.

Discounts and Commissions
      The underwriters propose to offer the shares of preferred stock directly to the public at the public offering price and to certain dealers at this price less a concession not to exceed $0.50 per share. Any underwriter may allow, and such dealers may reallow, a concession not to exceed $0.45 per share on sales to other underwriters or to certain dealers. After the commencement of the offering, the public offering price and other selling terms may be changed.

     The following table shows the public offering price, underwriting discount and proceeds to us before expenses. The information assumes no exercise or full exercise, as the case may be, of the underwriters’ over-allotment option.

	Per Share	Without Option	With Option
Public offering price	$ 25.00	$75,000,000	$86,250,000(1)
Underwriting discount	$ 0.9375	$ 2,812,500	$ 3,234,375
Proceeds, before expenses, to us	$24.0625	$72,187,500	$83,015,625(1)

     (1) Plus accumulated dividends from and including the initial closing date of this offering.

Limitation on Future Issuances of Preferred Stock
     We have agreed with the representatives that:

  during calendar year 2003, we will not, without the prior written consent of D.A. Davidson & Co. and U.S. Bancorp Piper Jaffray Inc., offer or sell, directly or indirectly, any additional shares of preferred stock or any securities convertible into, or exchangeable for, preferred stock other than:

o   pursuant to any dividend reinvestment plan we may adopt;

o   in exchange for our currently outstanding preferred stock; or

o   in an underwritten public offering; and

  for the period commencing January 1, 2004 and ending February 1, 2008, we will not, without the prior written consent of D.A. Davidson & Co. and U.S. Bancorp Piper Jaffray Inc., issue shares of preferred stock other than as described in “Description of Preferred Stock — Limitations and Restrictions on Future Issuances.”

     In addition, we have advised the representatives that, if we elect to offer the holders of our existing 8% preferred stock the opportunity to exchange their shares for shares of this preferred stock, we will concurrently offer them the opportunity to have those outstanding shares of preferred stock redeemed for cash.

     The resolutions creating the preferred stock contain additional limitations and restrictions on our issuances of preferred stock that cannot be modified without the affirmative vote of the holders of at least two-thirds of the outstanding preferred stock. See “Description of the Preferred Stock — Limitations and Restrictions on Future Issuances.”

Stabilizing Transactions
     In connection with the offering, the underwriters and their affiliates may engage in transactions that are intended to stabilize, maintain or otherwise affect the market price of the preferred stock, including transactions in which the underwriters:

  create a short position for their own account by selling more preferred stock than they are committed to purchase from us in this offering, in which case they may purchase preferred stock in the open market to cover all or part of the short position; or
  bid for or purchase the preferred stock at a price above that which might otherwise prevail in the public market to peg, fix or maintain the price of the preferred stock.

     The underwriters also may reclaim selling concessions allowed to an underwriter or dealer in the offering if the underwriters repurchase shares of preferred stock previously distributed by any such underwriter or dealer to cover syndicate short positions, make stabilizing purchases or otherwise.

     Any of these activities may have the affect of preventing or retarding a decline in the market price of the preferred stock or causing the market price to be higher than it otherwise would be. The underwriters may conduct these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

No Prior Public Market; Listing
      The preferred stock is a new issue of securities with no established trading market and we cannot assure you that a secondary trading market for the preferred stock will ever develop or, if one develops, that it will be maintained or provide any significant liquidity. We have received approval to list the preferred stock on the Nasdaq National Market under the symbol “CHSCP.” The representatives have advised us that they intend to make a market in the preferred stock. However, they are not obligated to do so and may discontinue any such market activity at any time without notice.

Other Relationships
     In the ordinary course of their respective businesses, certain of the underwriters or their affiliates may in the future provide investment banking and other financial services to us or our affiliates for which they would be paid customary fees and commissions. An affiliate of U.S. Bancorp Piper Jaffray Inc. provides commercial banking services to us and is a member of the creditors’ syndicate under our outstanding credit facility.

Expenses of Offering
     In addition to the underwriting fees, we have agreed to pay the representatives a non-accountable expense allowance of $100,000. We estimate that the total expenses of the offering, excluding the underwriting discount and commissions (but including the expense allowance), will be approximately $465,000.

LEGAL MATTERS

     Dorsey & Whitney LLP, Minneapolis, Minnesota, has represented us and will provide us with an opinion that the shares of preferred stock offered by this prospectus have been duly authorized and validly issued and will be fully paid and nonassessable. The underwriters have been represented by Stoel Rives LLP, Seattle, Washington.

EXPERTS

     The consolidated financial statements of Cenex Harvest States Cooperatives and Subsidiaries as of August 31, 2002 and 2001 and for each of the three years in the period ended August 31, 2002 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of Ventura Foods, LLC incorporated in this prospectus by reference from the Annual Report on Form 10-K of Cenex Harvest States Cooperatives for the year ended August 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the information requirements of the Securities Exchange Act of 1934 and file reports and other information with the Securities and Exchange Commission. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room.

     The SEC allows us to “incorporate by reference” into this prospectus the information we have filed with it. The information incorporated by reference is an important part of this prospectus and the information that we file subsequently with the SEC will automatically update this prospectus. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference our Annual Report on Form 10-K for the fiscal year ended August 31, 2002, our Quarterly Report on Form 10-Q for the quarter ended November 30, 2002, and any filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, after the initial filing of this registration statement that contains this prospectus and prior to the time that all the securities offered by this prospectus are sold.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Cenex Harvest States Cooperatives
Attention: Jodell M. Heller
5500 Cenex Drive
Inver Grove Heights, Minnesota 55077
(651) 451-5151

     If more recent information incorporated by reference in this prospectus is inconsistent with information in this prospectus, then that information will supersede the information in this prospectus.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS CENEX HARVEST STATES COOPERATIVES

FINANCIAL STATEMENTS CENEX HARVEST STATES COOPERATIVES AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS for the Years Ended August 31,

	2002	2001
	(dollars in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$108,192	$113,458
Receivables	741,578	686,140
Inventories	759,663	510,443
Other current assets	140,944	60,995

Total current assets	1,750,377	1,371,036
Investments	496,607	467,953
Property, plant and equipment	1,057,421	1,023,872
Other assets	177,322	194,458

Total Assets	$3,481,727	$3,057,319

LIABILITIES AND EQUITIES
Current liabilities:
Notes payable	$332,514	$97,195
Current portion of long-term debt	89,032	17,754
Customer credit balances	26,461	38,486
Customer advance payments	169,123	109,135
Checks and drafts outstanding	84,251	87,808
Accounts payable	517,667	495,198
Accrued expenses	225,704	148,026
Patronage dividends and equity retirements payable	56,510	72,154

Total current liabilities	1,501,262	1,065,756
Long-term debt	483,092	542,243
Other liabilities	118,280	99,906
Minority interests in subsidiaries	89,455	88,261
Commitments and contingencies
Equities	1,289,638	1,261,153

Total liabilities and equities	$3,481,727	$3,057,319

The accompanying notes are an integral part of the consolidated financial statements. F-1

CENEX HARVEST STATES COOPERATIVES AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS for the Years Ended August 31,

	2002	2001	2000
	(dollars in thousands)
Revenues:
Net sales	$7,731,867	$7,753,012	$8,497,850
Patronage dividends	3,885	5,977	5,494
Other revenues	109,459	116,254	97,471

	7,845,211	7,875,243	8,600,815
Cost of goods sold	7,513,369	7,470,203	8,300,494
Marketing, general and administrative	187,292	184,046	155,266

Operating earnings	144,550	220,994	145,055
Interest	42,455	61,436	57,566
Equity income from investments	(58,133)	(28,494)	(28,325)
Minority interests	15,390	35,098	24,546

Income Before Income Taxes	144,838	152,954	91,268
Income Taxes	18,700	(25,600)	3,880

Net Income	$126,138	$178,554	$87,388

Distribution of Net Income:
Patronage refunds	$92,900	$128,900	$87,400
Unallocated capital reserve	33,238	49,654	(12)

Net income	$126,138	$178,554	$87,388

The accompanying notes are an integral part of the consolidated statements. F-2

CENEX HARVEST STATES COOPERATIVES AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF EQUITIES AND COMPREHENSIVE INCOME for the Years Ended August 31, 2002, 2001 and 2000

	Capital Equity Certificates	Nonpatronage Equity Certificates	Preferred Stock	Wheat Milling EPUs
	(dollars in thousands)
Balances, September 1, 1999	$912,294	$28,785		$9,258
Patronage and equity retirement determination	25,750
Patronage distribution	41,182
Equities retired	(28,615)	(82)
Equities issued	7,921
Other, net	(178)	(194)		(12)
Comprehensive income:
Net income
Other comprehensive loss

Total comprehensive income
Patronage dividends and equity retirements
payable	(17,474)

Balances, August 31, 2000	940,880	28,509		9,246
Patronage and equity retirement determination	17,474
Patronage distribution	60,304
Equities retired	(18,662)	(74)
Equities issued	5,481
Equity Participation Units issued
Equity Participation Units redeemed				(9,066)
Other, net	(120)	(277)		(180)
Comprehensive income:
Net income
Other comprehensive income

Total comprehensive income
Patronage dividends and equity retirements
payable	(33,484)

Balances, August 31, 2001	971,873	28,158		—
Patronage and equity retirement determination	33,484
Patronage distribution	92,484
Equities retired	(31,099)	(46)
Equities issued	2,600
Preferred stock issued, net			$9,325
Preferred stock dividends
Other, net	(106)	(339)
Comprehensive income:
Net income
Other comprehensive loss

Total comprehensive income
Patronage dividends and equity retirements
payable	(28,640)

Balances, August 31, 2002	$1,040,596	$27,773	$9,325	$—

The accompanying notes are an integral part of the consolidated financial statements. F-3

CENEX HARVEST STATES COOPERATIVES AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF EQUITIES AND COMPREHENSIVE INCOME for the Years Ended August 31, 2002, 2001 and 2000 (Continued)

	Oilseed Processing & Refining EPUs	Patronage Refunds	Unallocated Capital Reserve	Accumulated Other Comprehensive Income (Loss)	Allocated Capital Reserve	Total Equities
	(dollars in thousands)
Balances, September 1, 1999	$4,188	$40,250	$115,883	$(1,170)	$8,148	$1,117,636
Patronage and equity retirement
determination		17,250				43,000
Patronage distribution		(57,500)	(1,588)			(17,906)
Equities retired						(28,697)
Equities issued						7,921
Other, net	(6)		453		(28)	35
Comprehensive income:
Net income		87,400	(12)			87,388
Other comprehensive loss				(1,257)		(1,257)

Total comprehensive income						86,131

Patronage dividends and equity
retirements payable		(26,220)				(43,694)

Balances, August 31, 2000	4,182	61,180	114,736	(2,427)	8,120	1,164,426
Patronage and equity retirement
determination		26,220				43,694
Patronage distribution		(87,400)	967			(26,129)
Equities retired						(18,736)
Equities issued						5,481
Equity Participation Units
issued	1,045		(1,045)			—
Equity Participation Units
redeemed	(5,227)					(14,293)
Other, net			445		(70)	(202)
Comprehensive income:
Net income		128,900	49,654			178,554
Other comprehensive income				512		512

Total comprehensive income						179,066

Patronage dividends and equity
retirements payable		(38,670)				(72,154)

Balances, August 31, 2001	—	90,230	164,757	(1,915)	8,050	1,261,153
Patronage and equity retirement
determination		38,670				72,154
Patronage distribution		(128,900)	(3,666)			(40,082)
Equities retired						(31,145)
Equities issued						2,600
Preferred stock issued, net			(3,428)			5,897
Preferred stock dividends			(240)			(240)
Other, net			100			(345)
Comprehensive income:
Net income		92,900	33,238			126,138
Other comprehensive loss				(49,982)		(49,982)

Total comprehensive income						76,156

Patronage dividends and equity
retirements payable		(27,870)				(56,510)

Balances, August 31, 2002	$—	$65,030	$190,761	$(51,897)	$8,050	$1,289,638

F-4

CENEX HARVEST STATES COOPERATIVES AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS for the Years Ended August 31,

	2002	2001	2000
	(dollars in thousands)
Cash Flows from Operating Activities:
Net income	$126,138	$178,554	$87,388
Adjustments to reconcile net income to net cash
(used in) provided by operating activities:
Depreciation and amortization	103,986	109,180	92,699
Noncash net income from equity investments	(58,133)	(28,494)	(28,325)
Minority interests	15,390	35,098	24,546
Noncash portion of patronage dividends received	(2,327)	(3,896)	(6,825)
(Gain) loss on sale of property, plant and equipment	(6,418)	(13,941)	1,167
Deferred tax expense (benefit)	4,400	(46,625)	(467)
Other, net	5,467	(801)	(3,130)
Changes in operating assets and liabilities:
Receivables	(32,881)	147,641	(229,067)
Inventories	(259,209)	37,543	1,717
Other current assets and other assets	(88,941)	(24,129)	(7,041)
Customer credit balances	(12,025)	1,707	(8,191)
Customer advance payments	59,988	(22,800)	4,180
Accounts payable and accrued expenses	93,802	(129,258)	202,980
Other liabilities	9,079	13,050	(3,244)

Net cash (used in) provided by operating activities	(41,684)	252,829	128,387

Cash Flows from Investing Activities:
Acquisition of property, plant and equipment	(140,169)	(97,610)	(153,796)
Proceeds from disposition of property, plant and
equipment	20,205	35,263	7,655
Investments	(6,211)	(14,247)	(35,297)
Equity investments redeemed	37,689	30,104	41,250
Investments redeemed	6,310	1,672	2,638
Changes in notes receivable	(22,031)	533	600
Acquisitions of intangibles	(29,501)	(7,328)	(26,513)
Distribution to minority owners	(7,413)	(19,256)	(21,089)
Other investing activities, net	(685)	1,775	(339)

Net cash used in investing activities	(141,806)	(69,094)	(184,891)

Cash Flows from Financing Activities:
Changes in notes payable	235,319	(120,731)	20,940
Long-term debt borrowings	30,000	116,861	49,914
Principal payments on long-term debt	(17,968)	(67,364)	(22,502)
Changes in checks and drafts outstanding	(3,557)	3,722	35,481
Proceeds from sale of preferred stock, net of expenses	5,897
Preferred stock dividends paid	(240)
Retirements of equity	(31,145)	(18,736)	(28,697)
Equity Participation Units redeemed		(14,293)
Cash patronage dividends paid	(40,082)	(26,129)	(17,906)

Net cash provided by (used in) financing activities	178,224	(126,670)	37,230

Net (Decrease) Increase in Cash and Cash Equivalents	(5,266)	57,065	(19,274)

Cash and Cash Equivalents at Beginning of Period	113,458	56,393	75,667

Cash and Cash Equivalents at End of Period	$108,192	$113,458	$56,393

The accompanying notes are an integral part of the consolidated financial statements. F-5

CENEX HARVEST STATES COOPERATIVES AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization:
        Cenex Harvest States Cooperatives (CHS Cooperatives or the Company) is an agricultural cooperative organized for the mutual benefit of its members. Members of the cooperative are located throughout the United States. In addition to grain marketing, wheat milling, oilseed processing and refining and foods, the Company provides its patrons with energy and agronomy products as well as other farm supplies. Sales are both domestic and international.

     Effective September 1, 2000, the Company’s Board of Directors approved a resolution providing for the computation of patronage distributions based on earnings for financial statement purposes rather than federal income tax basis earnings. On December 1, 2000, this resolution was ratified by the Company’s members, the by-laws were amended and beginning with fiscal year 2001 patronage distributions have been calculated based on financial statement earnings. The by-laws further provide that an amount of up to 10% of the distributable annual net savings from patronage sources be added to the unallocated capital reserve as determined by the Board of Directors.

Consolidation:
     The consolidated financial statements include the accounts of CHS Cooperatives and all of its wholly-owned and majority-owned subsidiaries and limited liability companies, including National Cooperative Refinery Association (NCRA). The effects of all significant intercompany transactions have been eliminated.

     On September 1, 1999, NCRA and Farmland Industries, Inc. (Farmland) formed Cooperative Refining, LLC (CRLLC), which was established to operate and manage the refineries and related pipelines and terminals of NCRA and Farmland. On December 31, 2000, NCRA and Farmland signed an Agreement of Dissolution and dissolved CRLLC.

     During 2000, the Company entered into a series of transactions, the result of which was the exchange of its agronomy operations, consisting primarily of its interests in and ownership of the Cenex/Land O’Lakes Agronomy Company and Agro Distribution, LLC and related entities for a 25% equity ownership interest in Agriliance, LLC (Agriliance). Agriliance is a distributor of crop nutrients, crop protection products and other agronomy inputs and services formerly owned by the Company, Land O’Lakes, Inc. (Land O’Lakes) and Farmland. The company accounts for the Agriliance investment under the equity method.

     During 2002 and 2001, the Company had various other acquisitions, which have been accounted for using the purchase method of accounting. Operating results of the acquisitions are included in the consolidated financial statements since the respective acquisition dates. The respective purchase prices were allocated to the assets and liabilities acquired based upon the estimated fair values. The excess purchase price over the estimated fair values of the net assets acquired has been reported as identifiable intangible assets and goodwill.

Cash Equivalents:
     Cash equivalents include short-term highly liquid investments with original maturities of three months or less at date of acquisition.

Inventories:
     Grain, processed grain, oilseed and processed oilseed are stated at net realizable values which approximates market values. All other inventories are stated at the lower of cost or market. The cost of certain energy inventories (wholesale refined products, crude oil and asphalt) is determined on the last-in, first-out (LIFO) method; all other energy inventories are valued on the first-in, first-out (FIFO) and average cost methods.

CENEX HARVEST STATES COOPERATIVES AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

Derivative Financial Instruments:
     The Company enters into exchange-traded commodity futures and options contracts to hedge its exposure to price fluctuations on energy, grain and oilseed transactions to the extent considered practicable for minimizing risk. Futures and options contracts used for hedging are purchased and sold through regulated commodity exchanges. Fluctuations in inventory valuations, however, may not be completely hedged, due in part to the absence of satisfactory hedging facilities for certain commodities and geographical areas and in part to the Company’s assessment of its exposure from expected price fluctuations. The Company also manages its risks by entering into fixed price purchase contracts with preapproved producers and establishing appropriate limits for individual suppliers. Fixed price sales contracts are entered into with customers of acceptable creditworthiness, as internally evaluated. The Company is exposed to loss in the event of nonperformance by the counterparties to the contracts. However, the Company does not anticipate nonperformance by counterparties.

     Commodity trading in futures and options contracts is a natural extension of cash market trading. The commodity futures and options markets have underlying principles of increased liquidity and longer trading periods than the cash market, and hedging is one method of reducing exposure to price fluctuations. The Company’s use of the derivative instruments described above reduces the effects of price volatility, thereby protecting against adverse short-term price movements while somewhat limiting the benefits of short-term price movements. Changes in market value of the derivative instruments described above are recognized in the consolidated statements of operations in the period such changes occur. The fair value of futures and options contracts are determined primarily from quotes listed on regulated commodity exchanges. Fixed price purchase and sales contracts are with various counterparties, and the fair values of such contracts are determined from the market price of the underlying product. At August 31, 2002, the Company’s derivative assets and liabilities were $53.8 million and $67.9 million, respectively.

Commodity Price Risk:
     The Company utilizes futures and options contracts offered through regulated commodity exchanges to reduce risk. The Company is exposed to risk of loss in the market value of inventories and fixed or partially fixed purchase and sale contracts. So as to reduce that risk, the Company generally takes opposite and offsetting positions using future contracts or options. Certain commodities cannot be hedged with futures or options contracts because such contracts are not offered for these commodities by regulated commodity exchanges. Inventories and purchase contracts for those commodities are hedged with forward sales contracts, to the extent practical, so as to arrive at a net commodity position within the formal position limits set by the Company and deemed prudent for each of those commodities. Commodities for which future contracts and options are available are also typically hedged first in this manner, with futures and options used to hedge within position limits that portion not covered by forward contracts. These futures and options contracts and forward purchase and sales contracts used to hedge against price level change risks are effective economic hedges of specified risks, but they are not designated as and accounted for as hedging instruments for accounting purposes.

     Unrealized gains and losses on futures contracts and options used as economic hedges of grain and oilseed inventories and fixed price contracts are recognized in cost of goods sold for financial reporting. Inventories and fixed price contracts are marked to market so that gains or losses on the derivative contracts are offset by gains or losses on inventories and fixed price contracts during the same accounting period.

     Through August 31, 2000, unrealized gains and losses on futures contracts

CENEX HARVEST STATES COOPERATIVES AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

and options used to hedge energy inventories and fixed price contracts were deferred until such future contracts and options were closed. Effective September 1, 2000, those gains and losses are recognized as a component of net income for financial reporting. The inventories hedged with these derivatives are valued at lower of cost or market, and effective September 1, 2000, the fixed price contracts are marked to market. Some derivatives related to propane in the Energy segment meet the normal purchase and sales exemption, and thus are not required to be marked to fair value.

     A 10% adverse change in market prices would not materially affect the Company’s results of operations, financial position or liquidity, since the Company’s operations have effective economic hedging requirements as a general business practice.

Interest Rate Risk:
     The Company manages interest expense using a mix of fixed and floating rate debt. These debt instruments are carried at amounts approximating estimated fair value. Short-term debt used to finance inventories and receivables is represented by notes payable within thirty days or less so that the blended interest rate to the Company for all such notes approximates current market rates. Long-term debt used to finance non-current assets carries various fixed interest rates and is payable at various dates as to minimize the effect of market interest rate changes. The effective interest rate to the Company on fixed rate debt outstanding on August 31, 2002 was approximately 6.4%; a 10% adverse change in market rates would not materially affect the Company’s results of operations, financial position or liquidity.

     In August 2002, the Company entered into interest rate swap instruments related to private placement debt issued on October 18, 2002. These derivative instruments are designated and effective as cash flow hedges for accounting purposes, and the changes in the fair values of these instruments are recorded as a component of other comprehensive income. The Company expects to record operating losses through interest expense of $0.8 million during the year ended August 31, 2003 related to these derivative instruments.

Foreign Currency Risk:
     The Company conducts essentially all of its business in U.S. dollars and had minimal risk regarding foreign currency fluctuations on August 31, 2002. Foreign currency fluctuations do, however, impact the ability of foreign buyers to purchase U.S. agricultural products and the competitiveness of U.S. agricultural products compared to the same products offered by alternative sources of world supply.

     The Company adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 133, as amended, related to the accounting for derivative transactions and hedging activities, effective September 1, 2000. The effect of the adoption did not have a material effect on the Company’s earnings or financial position.

Investments:
     Investments in other cooperatives are stated at cost, plus patronage dividends received in the form of capital stock and other equities. Patronage dividends are recorded at the time qualified written notices of allocation are received. Joint ventures and other investments, in which the Company has significant ownership and influence, but not control, are accounted for in the consolidated financial statements under the equity method of accounting. Investments in other debt and equity securities are considered available for sale financial instruments and are stated at market value, with unrealized amounts included as a component of accumulated other comprehensive income (loss).

CENEX HARVEST STATES COOPERATIVES AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

Property, Plant and Equipment:
     Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided on the straight-line method by charges to operations at rates based upon the expected useful lives of individual or groups of assets (primarily 15 to 40 years for land improvements and buildings and 3 to 20 years for machinery, equipment, office and other). The cost and related accumulated depreciation and amortization of assets sold or otherwise disposed of are removed from the related accounts and resulting gains or losses are reflected in operations. Expenditures for maintenance and repairs and minor renewals are expensed, while costs of major renewals and betterments are capitalized.

     The Company periodically reviews property, plant and equipment and other long-lived assets in order to assess recoverability based on projected income and related cash flows on an undiscounted basis. Should the sum of the expected future net cash flows be less than the carrying value, an impairment loss would be recognized. An impairment loss would be measured by the amount by which the carrying value of the asset exceeds the fair value of the asset.

Goodwill and Other Intangible Assets:
     Effective September 1, 2001 the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets.” This statement discontinued the amortization of goodwill and indefinite-lived intangible assets, subject to periodic impairment testing. At August 31, 2001, goodwill (net of accumulated amortization) prior to the adoption of SFAS No. 142, was $29.2 million and was included as a component of other assets. The effect of adopting the new standard will reduce goodwill amortization expense by approximately $2.0 million annually. The Company has completed its transitional impairment testing and no changes to the carrying value of goodwill and other intangible assets were required as a result of the adoption of SFAS No. 142. Subsequent impairment testing will take place annually as well as when a triggering event indicating impairment may have occurred. In addition, the classification of the intangible assets was reviewed, along with the remaining useful lives of intangibles being amortized, and no changes were required.

     The Company’s net income, net of taxes, of retroactive application of the discontinuance of the amortization of goodwill as if SFAS No. 142 had been in effect during the years ended August 31, 2001 and 2000 would have been $181.1 million and $88.5 million, respectively. For the years ended August 31, 2001 and 2000, discontinued amortization expense of goodwill included in other assets would have been $1.9 million and $0.8 million, respectively, and included in equity investments would have been $0.7 million and $0.3 million, respectively.

Revenue Recognition:
     Grain and oilseed sales are recorded at time of settlement. All other sales are recognized upon shipment and transfer of title to customers. Amounts billed to a customer in a sale transaction related to shipping and handling are included in sales. Country Operations segment services revenue and rebates are included in other revenues.

Environmental Expenditures:
     Liabilities related to remediation of contaminated properties are recognized when the related costs are considered probable and can be reasonably estimated. Estimates of these costs are based on current available facts, existing technology, undiscounted site-specific costs and currently enacted laws and regulations. Recoveries, if any, are recorded in the period in which recovery is considered probable. Liabilities are monitored and adjusted as new facts or changes in law or technology occur. Environmental expenditures are capitalized when such costs provide future economic benefits.

CENEX HARVEST STATES COOPERATIVES AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

Income Taxes:
     The Company is a nonexempt agricultural cooperative and files a consolidated federal income tax return with its 80% or more owned subsidiaries. The Company is subject to tax on income from nonpatronage sources and undistributed patronage-sourced income. Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for federal and state income tax purposes, at each year end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

     In October 2001, members of NCRA ratified a resolution to compute patronage distributions based on earnings for financial statement purposes rather than amounts reportable for federal income tax purposes, and beginning with the year ended August 31, 2002, NCRA’s patronage distributions have been calculated based on financial statement earnings.

Comprehensive Income:
     The Company accounts for comprehensive income (defined as the change in equity of a business enterprise during a period from sources other than those resulting from investments by owners and distribution to owners) in accordance with Financial Accounting Standards Board (FASB) SFAS No. 130, “Reporting Comprehensive Income.” At August 31, 2002, comprehensive income for the Company primarily includes net income and the effects of minimum pension liability adjustments. Total comprehensive income is reflected in the consolidated statements of equities and comprehensive income.

Use of Estimates:
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements:
     The FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations,” which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The adoption of this statement does not have a material affect on the Company.

     The FASB also issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 retains and expands upon the fundamental provisions of existing guidance related to the recognition and measurement of the impairment of long-lived assets to be held and used and the measurement of long-lived assets to be disposed of by sale. Generally, the provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. The adoption of this statement does not have a material affect on the Company.

     The FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This statement addresses financial accounting and reporting for costs associated with an exit activity that does not involve an entity newly acquired in a business combination or with a disposal activity covered by SFAS No. 144. The costs addressed in SFAS No. 146 include,

CENEX HARVEST STATES COOPERATIVES AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

but are not limited to, termination benefits, costs to terminate a contract that is not a capital lease and costs to consolidate facilities or relocate employees. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002.

Reclassifications:
     Certain amounts in the 2001 financial statements have been reclassified to conform with the current year’s presentation. These reclassifications had no effect on previously reported net income, equities and comprehensive income, or cash flows.

2. RECEIVABLES

     Receivables as of August 31, 2002 and 2001 are as follows:

	2002	2001
	(dollars in thousands)
Trade	$717,888	$682,593
Other	49,846	28,864

	767,734	711,457
Less allowances for doubtful accounts	26,156	25,317

	$741,578	$686,140

All international sales are denominated in U.S. dollars. International sales for the years ended August 31, 2002, 2001 and 2000 are as follows:
	2002	2001	2000
	(dollars in millions)
Africa	$ 135	$ 138	$ 191
Asia	407	403	552
Europe	282	255	304
North America	298	317	324
South America	100	101	119

	$1,222	$1,214	$1,490

3. INVENTORIES Inventories as of August 31, 2002 and 2001 are as follows:
	2002	2001
	(dollars in thousands)
Grain and oilseed	$393,095	$237,498
Energy	229,981	163,710
Feed and farm supplies	91,138	76,570
Processed grain and oilseed	36,264	28,648
Other	9,185	4,017

	$759,663	$510,443

     As of August 31, 2002, the Company valued approximately 26% of inventories, primarily related to energy, using the lower of cost, determined on the LIFO method, or market (28% as of August 31, 2001). If the FIFO method of accounting for these inventories had been used, inventories would have been higher than the reported amount by $40.5 million and $34.0 million at August 31, 2002 and 2001, respectively.

CENEX HARVEST STATES COOPERATIVES AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued) 4. INVESTMENTS Investments as of August 31, 2002 and 2001 are as follows:
	2002	2001
	(dollars in thousands)
Cooperatives:
CF Industries, Inc.	$152,996	$152,996
National Bank for Cooperatives (CoBank)	30,069	33,080
Ag Processing, Inc.	25,797	24,967
Land O’Lakes, Inc.	26,232	24,604
Joint ventures:
Ventura Foods, LLC	108,981	101,089
United Country Brands, LLC	86,175	74,457
Tacoma Export Marketing Company	8,414	11,638
Other	57,943	45,122

	$496,607	$467,953

     In March 2000, the Company purchased an additional 10% interest in Ventura Foods, LLC, its consumer products and packaging joint venture, for $25.6 million, of which $13.8 million was goodwill. The Company has a 50% interest in this joint venture. The following provides summarized unaudited information for Ventura Foods, LLC, balance sheets as of August 31, 2002 and 2001 and statements of operations for the twelve months ended August 31, 2002, 2001 and 2000:

	2002	2001
	(dollars in thousands)
Current assets	$171,084	$159,062
Non-current assets	231,045	221,000
Current liabilities	133,230	114,883
Non-current liabilities	90,819	104,144
	2002	2001	2000
	(dollars in thousands)
Net sales	$1,013,475	$925,962	$896,941
Gross profit	181,217	161,405	143,394
Net income	75,368	71,148	55,115

     Effective January 1, 2000, CHS Cooperatives, Farmland and Land O’Lakes created Agriliance, a distributor of crop nutrients, crop protection products and other agronomy inputs and services. At formation, Agriliance managed the agronomy marketing operations of CHS Cooperatives, Farmland and Land O’Lakes, with the Company exchanging the right to use its agronomy operations for 26.455% of the results of the jointly managed operations.

     In March 2000, the Company sold 1.455% of its economic interest in Agriliance to Land O’Lakes, resulting in a gain of $7.4 million. On July 31, 2000, the Company exchanged its ownership interest in the Cenex/Land O’Lakes Agronomy Company and in Agro Distribution, LLC, with a total investment of $64.7 million, for a 25% equity interest in Agriliance. Agriliance ownership also includes Farmland (25%) and Land O’Lakes (50%). The interests of the Company and Farmland are held through equal ownership in United Country Brands, LLC, a joint venture holding company whose sole operations consist of the ownership of a 50% interest in Agriliance. Equity in the joint venture was recorded at historical carrying value of its ownership in Cenex/Land O’Lakes Agronomy Company and Agro Distribution, LLC and no gain or loss was recorded on the exchange. In July 2000, Agriliance secured its own financing, which is without recourse to the Company. Also in July 2000, Agriliance purchased the net working capital related to

CENEX HARVEST STATES COOPERATIVES AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. INVESTMENTS (Continued):

agronomy operations from each of its member owners, consisting primarily of trade accounts receivable and inventories, net of accounts payable.

     The following provide summarized information for Agriliance balance sheets as of August 31, 2002 and 2001 and statements of operations for the years ended August 31, 2002 and 2001:

	2002	2001
	(dollars in thousands)
Current assets	$922,958	$956,496
Non-current assets	134,247	158,107
Current liabilities	700,903	802,341
Non-current liabilities	107,960	110,964
	2002	2001
	(dollars in thousands)
Net sales	$3,625,849	$4,072,248
Earnings from operations	57,604	50,423
Net income	47,044	25,053

     The Company’s contribution of its equity interest in Agriliance occurred on July 31, 2000, and as such, net sales, gross profits and net income for the one month ended August 31, 2000 have been excluded from the above summarized information of statements of operations, as they were not material.

     Disclosure of the fair value of financial instruments to which the Company is a party includes estimates and assumptions which may be subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Financial instruments are carried at amounts that approximate estimated fair value. Investments in cooperatives and joint ventures have no quoted market prices and, as such, it is not practicable to estimate their fair value.

     Various agreements with other owners of investee companies and a majority-owned subsidiary set out parameters whereby CHS Cooperatives may buy and sell additional interests in those companies, upon the occurrence of certain events, at fair values determinable as set forth in the specific agreements.

5. PROPERTY, PLANT AND EQUIPMENT

     A summary of property, plant and equipment as of August 31, 2002 and 2001 is as follows:

	2002	2001
	(dollars in thousands)
Land and land improvements	$63,045	$55,092
Buildings	371,107	348,081
Machinery and equipment	1,470,475	1,434,598
Office and other	62,144	56,740
Construction in progress	71,540	38,723

	2,038,311	1,933,234
Less accumulated depreciation and amortization	980,890	909,362

	$1,057,421	$1,023,872

     In January 2002, the Company formed a limited liability company (LLC) with Cargill, Incorporated to engage in wheat flour milling and processing. The Company holds a 24% interest in the entity, which is known as Horizon Milling, LLC (Horizon). The Company is leasing its

CENEX HARVEST STATES COOPERATIVES AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. PROPERTY, PLANT AND EQUIPMENT (Continued):

wheat milling facilities and related equipment to Horizon under operating lease agreements. The book value of the leased milling assets at August 31, 2002 was $104.9 million, net of accumulated depreciation of $25.3 million.

     For the years ended August 31, 2002, 2001 and 2000, the Company capitalized interest of $2.1 million, $1.2 million and $2.7 million, respectively, related to long-term construction projects.

6. OTHER ASSETS

     Other assets as of August 31, 2002 and 2001 are as follows:

	2002	2001
	(dollars in thousands)
Goodwill	$ 27,926	$ 29,153
Non-compete covenants, less accumulated amortization of $2,896 and $1,329, respectively	11,204	1,765
Customer lists, less accumulated amortization of $3,511 and $1,946, respectively	8,447	8,095
Other intangible assets, less accumulated amortization of $2,462 and $1,513, respectively	15,795	239
Prepaid pension and other benefit assets	54,230	100,727
Deferred tax asset	50,544	44,316
Notes receivable	4,822	5,629
Other	4,354	4,534

	$177,322	$194,458

     Intangible assets subject to amortization are amortized on a straight-line basis over the number of years that approximate their respective useful lives (ranging from 2 to 15 years). The straight-line method of amortization reflects an appropriate allocation of the cost of the intangible assets to earnings in proportion to the amount of economic benefit obtained by the Company in each reporting period. Amortization expense for the year ended August 31, 2002 was $4.2 million. The estimated amortization expense related to intangible assets subject to amortization for the next five years will approximate $4.0 million annually.

     Through Country Energy, LLC, formerly a joint venture with Farmland, the Company marketed refined petroleum products including gasoline, diesel fuel, propane and lubricants under the Cenex brand. On November 30, 2001, the Company purchased the wholesale energy business of Farmland, as well as all interest in Country Energy, LLC. Based on estimated fair values, $26.4 million of the purchase price was allocated to intangible assets, primarily trademarks, tradenames and non-compete agreements. The intangible assets have a weighted-average life of approximately 12 years. The Company also entered into an exclusive two-year supply agreement to purchase, at prevailing market prices, all of the refined fuels production from Farmland’s Coffeyville, Kansas facility.

CENEX HARVEST STATES COOPERATIVES AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. NOTES PAYABLE AND LONG-TERM DEBT

    Notes payable and long-term debt as of August 31, 2002 and 2001 consisted of the following:

	Interest Rates at August 31, 2002	2002	2001
		(dollars in thousands)
Notes payable (a)(g)	2.32% to 2.78%	$332,514	$97,195

Long-term debt:
Revolving term loans from cooperative and other banks, payable in installments through 2009, when the balance is due (b)(c)(g)	2.16% to 13.00%	$254,962	$236,611
Private placement, payable in equal installments beginning in 2008 through 2013 (d)(g)	6.81%	225,000	225,000
Private placement, payable in equal installments beginning in 2005 through 2011 (e)(g)	7.43% to 7.90%	80,000	80,000
Industrial Revenue Bonds, payable in installments through 2011 (f)	5.23% to 12.97%	7,444	12,806
Other notes and contracts	4.00% to 14.00%	4,718	5,580

Total long-term debt		572,124	559,997
Less current portion		89,032	17,754

Long-term portion		$483,092	$542,243

Weighted average interest rates at August 31:
	2002	2001
Short-term debt	2.58%	4.18%
Long-term debt	6.38%	6.91%

(a)	The Company finances its working capital needs through short-term lines of credit with a syndication of banks. The Company has a 364-day credit facility of $550.0 million, all of which is committed, and of which $332.0 million was outstanding on August 31, 2002. In addition to this short-term line of credit, the Company has a 364-day credit facility dedicated to NCRA with a syndication of banks in the amount of $30.0 million, all of which is committed, with no amounts outstanding on August 31, 2002. Other miscellaneous notes payable totaled $0.5 million at August 31, 2002.

(b)	The Company established a $200.0 million five-year revolving credit facility with a syndication of banks. On August 31, 2002, the Company had an outstanding balance of $75.0 million.

(c)	The Company established a long-term credit agreement which committed $200.0 million of long-term borrowing capacity to the Company through May 31, 1999, of which $164.0 million was drawn before the expiration date of that commitment. On August 31, 2002, $144.3 million was outstanding. NCRA term loans of $18.0 million are collateralized by NCRA’s investment in CoBank.

(d)	The Company entered into a private placement with several insurance companies for long-term debt in the amount of $225.0 million.

(e)	In January 2001, the Company entered into a note purchase and private shelf agreement with Prudential Insurance Company. A long-term note was issued for $25.0 million. A subsequent note for $55.0 million was issued in March 2001, related to the private shelf facility.

(f)	Industrial Revenue Bonds in the amount of $2.7 million are collateralized by property, plant and equipment, primarily energy refinery equipment, with a cost of approximately $152.0 million, less accumulated depreciation of approximately $115.2 million on August 31, 2002.

(g)	Restrictive covenants under various agreements have requirements for maintenance of minimum working capital levels and other financial ratios.

The fair value of long-term debt approximates book value as of August 31, 2002 and 2001.

F-15

CENEX HARVEST STATES COOPERATIVES AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. NOTES PAYABLE AND LONG-TERM DEBT (Continued):

        The aggregate amount of long-term debt payable as of August 31, 2002 is as follows (dollars in thousands):

2003	$ 89,032
2004	15,079
2005	34,511
2006	34,938
2007	41,709
Thereafter	356,855

$572,124

     On October 18, 2002, the Company entered into a private placement with several insurance companies for long-term debt in the amount of $175.0 million, which was layered into two series. The first series of $115.0 million has an interest rate of 4.96% and will be repaid in equal semi-annual installments of approximately $8.8 million during the years 2007 through 2013. The second series of $60.0 million has an interest rate of 5.60% and will be repaid in equal semi-annual installments of approximately $4.6 million during fiscal years 2012 through 2018. The proceeds were used to pay down the Company’s short-term debt.

8. INCOME TAXES

     As a result of the Company’s by-law changes during 2001, and the by-law changes of its majority-owned subsidiary (NCRA) in 2002, to distribute patronage based on financial statement earnings (see Note 1), the statutory rate applied to the cumulative differences between financial statement earnings and tax basis earnings, has been changed. In connection with this change the Company recorded a deferred tax benefit of $10.9 million as of August 31, 2002 and $34.2 million as of August 31, 2001. The $10.9 million deferred tax benefit recorded as a result of the change in patronage distribution by NCRA as of August 31, 2002 has been offset by a $10.9 million NCRA valuation allowance. An additional $6.2 million of deferred tax benefit generated by NCRA was also offset by a valuation allowance.

     The provision for income taxes for the years ended August 31, 2002, 2001 and 2000 is as follows:

	2002	2001	2000
	(dollars in thousands)
Current	$14,300	$21,025	$4,347
Deferred	(12,700)	(49,025)	(467)
Valuation allowance	17,100	2,400

Income taxes	$18,700	$(25,600)	$3,880

F-16

CENEX HARVEST STATES COOPERATIVES AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. INCOME TAXES (Continued):

     The tax effect of temporary differences that give rise to significant portions of deferred tax assets and liabilities as of August 31, 2002 and 2001 is as follows:

	2002	2001
	(dollars in thousands)
Deferred tax assets:
Accrued expenses and valuation reserves	$49,236	$42,704
Postretirement health care and deferred compensation	32,671	24,842
Property, plant and equipment	11,532	9,570
Alternative minimum tax credit and patronage loss carryforward	6,993	4,540
Other	12,439	12,885

Total deferred tax assets	112,871	94,541

Deferred tax liabilities:
Pension, including minimum liability	2,635	9,536
Equity method investments	20,482	27,893
Other	730	1,314

Total deferred tax liabilities	23,847	38,743

Deferred tax assets valuation reserve	(19,466)	(2,400)

Net deferred tax asset	$69,558	$53,398

     As of August 31, 2002, net deferred tax assets of $19.0 million and $50.5 million are included in current assets and other assets, respectively ($9.1 million and $44.3 million, respectively, as of August 31, 2001). At August 31, 2002, NCRA recognized a valuation allowance for the entire tax benefit associated with its net deferred tax assets, as it is considered more likely than not, based on the weight of available information, that the future tax benefits related to these items will not be realized. At August 31, 2002, NCRA’s net deferred tax assets of approximately $19.5 million were comprised of deferred tax assets of $23.4 million and deferred tax liabilities of $3.9 million. Deferred tax assets are comprised of basis differences related to inventories, investments, lease obligations, accrued liabilities and certain federal and state tax credits. NCRA files a separate tax return and, as such, these items must be assessed independently of the Company’s deferred tax assets when determining recoverability. At August 31, 2001, NCRA also recorded a valuation allowance of $2.4 million to account for uncertainties regarding the recoverability of certain state tax credits.

     The reconciliation of the statutory federal income tax rate to the effective tax rate for the years ended August 31, 2002, 2001 and 2000 is as follows:

	2002	2001	2000
Statutory federal income tax rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal income tax benefit	3.9	3.9	3.9
Patronage earnings	(25.0)	(32.8)	(37.3)
Tax effect of changes in deferred patronage			4.4
Change in patronage determination	(7.5)	(22.4)
Export activities at rates other than the U.S. statutory rate	(1.9)
Deferred tax asset valuation allowance	11.8	1.6
Rate changes on deferred tax assets and liabilities			(2.5)
Other	(3.4)	(2.0)	0.8

Effective tax rate	12.9%	(16.7)%	4.3%

F-17

CENEX HARVEST STATES COOPERATIVES AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. INCOME TAXES (Continued):

     The principal differences between financial statement income and taxable income for the years ended August 31, 2002, 2001 and 2000 are as follows:

	2002	2001	2000
	(dollars in thousands)
Income before income taxes	$144,838	$152,954	$91,268
Financial reporting/tax differences:
Environmental reserves	1,939	4,453	(728)
Oil and gas activities, net	1,540	(22,230)	2,600
Energy inventory market reserves	(933)	(2,441)	(19)
Pension and compensation	(21,491)	8,981
Investments in other entities	1,898	26,495
Export activities	(7,141)
Other, net	(2,291)	10,038	3,255
Patronage refund provisions	(92,900)	(128,900)	(87,400)

Taxable income	$25,459	$49,350	$8,976

9. EQUITIES

     In accordance with the by-laws and by action of the Board of Directors, annual net savings from patronage sources are distributed to consenting patrons following the close of each year, and are based on amounts using financial statement earnings. The cash portion of the patronage distribution is determined annually by the Board of Directors, with the balance issued in the form of capital equity certificates.

     Annual net savings from sources other than patronage may be added to the unallocated capital reserve or, upon action by the Board of Directors, allocated to members in the form of nonpatronage equity certificates.

     Inactive direct members and patrons and active direct members and patrons age 61 and older on June 1, 1998 are eligible for redemption of their capital equity certificates at age 72 or death. For other active direct members and patrons and member cooperatives, equities will be redeemed annually as determined by the Board of Directors.

     On May 31, 1997, the Company completed an offering for the sale of Equity Participation Units (EPUs) in its Wheat Milling Defined Business Unit and its Oilseed Processing and Refining Defined Business Unit to qualified subscribers. Qualified subscribers were identified as Defined Members or representatives of Defined Members who were persons or associations of producers actually engaged in the production of agricultural products. Subscribers were allowed to purchase a portion of their EPUs by exchanging existing patronage certificates. The purchasers of EPUs had the right and obligation to deliver annually the number of bushels of wheat or soybeans equal to the number of units held. Unit holders participated in the net patronage-sourced income from operations of the applicable Defined Business Unit as patronage refunds. Retirements of patrons’ equities attributable to EPUs, were at the discretion of the Board of Directors, and it was the Board’s goal to retire such equity on a revolving basis seven years after declaration.

     During 2001, the Company’s Board of Directors adopted a resolution to issue, at no charge, to each Defined Member of the Oilseed Processing and Refining Defined Business Unit an additional 1/4 EPU, for each EPU held, due to increased crush volume.

     In August 2001, the CHS Cooperatives Board of Directors approved and consummated a plan to end the Defined Investment Program. The Company redeemed all of the EPUs and allocated the assets of the Oilseed Processing and Refining and Wheat Milling Defined Business Units to

CENEX HARVEST STATES COOPERATIVES AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. EQUITIES (Continued):

the Company as provided in the plan. The amounts redeemed to the Oilseed Processing and Refining and Wheat Milling Defined Member EPU holders were $5.2 million and $9.1 million, respectively. Due to loss carry-forwards incurred by the Wheat Milling Defined Business Unit, the plan also provided for the cancellation of all outstanding Preferred Capital Certificates issued to the Wheat Milling EPU holders, totaling $0.2 million. The plan further provided to the Oilseed Processing and Refining Defined Member EPU holders for the redemption of all outstanding Preferred Capital Certificates issued of $0.2 million and a 100% cash distribution during 2002 for the patronage refunds earned for the fiscal year ended August 31, 2001.

     The Board of Directors has authorized the sale and issuance of up to 50,000,000 shares of 8% Preferred Stock at a price of $1.00 per share. The Company filed a registration statement on Form S-2 with the Securities and Exchange Commission registering the Preferred Stock. The registration statement was declared effective on October 31, 2001 and sales of the Preferred Stock were $9.3 million (9,325,374 shares) through August 31, 2002. Cash dividends are paid at a rate of 8% per annum per share and are fully cumulative. There is no sinking fund requirement and the Company may redeem all or any portion of the preferred stock upon 30 days written notice at $1.00 per share. Expenses related to the issuance of the Preferred Stock were $3.4 million through the year ended August 31, 2002 and have been included as a component of unallocated capital reserve.

     The Company has various pension and other defined benefit and defined contribution plans, in which substantially all employees may participate.

     Financial information on changes in benefit obligation and plan assets funded and balance sheet status as of August 31, 2002 and 2001 is as follows:

	Pension Benefits		Other Benefits
	2002	2001	2002	2001
	(dollars in thousands)
Change in benefit obligation:
Benefit obligation at beginning of period	$253,564	$258,059	$22,667	$21,439
Service cost	10,443	8,506	557	566
Interest cost	18,559	18,487	1,586	1,569
Plan participants contributions			189
Plan amendments	2,383	6		(1,005)
Transfers	3,677	(2,387)
Actuarial loss (gain)	2,764	(2,842)	1,716	1,902
Assumption change		2,534	638
Settlements		643
Benefits paid	(22,979)	(29,442)	(2,438)	(1,804)

Benefit obligation at end of period	$268,411	$253,564	$24,915	$22,667

F-19

CENEX HARVEST STATES COOPERATIVES AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued) 10. EMPLOYEE BENEFIT PLANS (Continued):

	Pension Benefits		Other Benefits
	2002	2001	2002	2001
	(dollars in thousands)
Change in plan assets:
Fair value of plan assets at beginning of
period	$230,121	$266,896
Actual loss on plan assets	(14,810)	(16,206)
Company contributions	5,554	11,669	$2,249	$1,804
Participants contributions			189
Net transfers	3,677	(2,796)
Benefits paid	(22,979)	(29,442)	(2,438)	(1,804)

Fair value of plan assets at end of
period	$201,563	$230,121	$—	$—

Funded status	$(66,848)	$(23,443)	$(24,915)	$(22,667)
Employer contributions after
measurement date	31,394	1,262	269	264
Unrecognized actuarial loss (gain)	85,082	47,368	(3,505)	(6,363)
Unrecognized transition (asset)
obligation		(708)	10,197	11,133
Unrecognized prior service cost	10,569	9,639	(1,336)	(1,534)

Prepaid benefit cost (accrued)	$60,197	$34,118	$(19,290)	$(19,167)

Amounts recognized on balance sheets
consist of:
Prepaid benefit cost		$43,918
Accrued benefit liability	$(23,837)	(12,214)	$(19,290)	$(19,167)
Intangible asset	7,995	1,055
Minority interests	6,195
Accumulated other comprehensive loss	69,844	1,359

Net amounts recognized	$60,197	$34,118	$(19,290)	$(19,167)

F-20

CENEX HARVEST STATES COOPERATIVES AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. EMPLOYEE BENEFIT PLANS (Continued):

     For measurement purposes, a 7.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for the year ended August 31, 2002. The rate was assumed to decrease gradually to 6.0% for 2004 and remain at that level thereafter. Components of net periodic benefit costs for the years ended August 31, 2002, 2001 and 2000 are as follows:

	Pension Benefits			Other Benefits
	2002	2001	2000	2002	2001	2000
	(dollars in thousands)
Components of net periodic
benefit cost:
Service cost	$10,443	$8,506	$8,777	$557	$566	$657
Interest cost	18,559	18,487	18,058	1,586	1,569	1,470
Expected return on assets	(21,386)	(22,855)	(20,485)
Prior service cost
amortization	1,314	1,193	1,182	(197)	(131)	(77)
Actuarial loss (gain)
amortization	1,387	375	(530)	(505)	(538)	(604)
Transition amount
amortization	(708)	(861)	(1,120)	936	936	936
Other					(22)

Net periodic benefit cost	$9,609	$4,845	$5,882	$2,377	$2,380	$2,382

Weighted-average
assumptions:
Discount rate	7.10%	7.30%	7.50%	7.10%	7.30%	7.50%
Expected return on plan
assets	9.00%	9.00%	9.00%	N/A	N/A	N/A
Rate of compensation
increase	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%

     The aggregate projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were as follows as of August 31, 2002 and 2001:

	2002	2001
	(dollars in thousands)
Projected benefit obligation	$268,411	$23,247
Accumulated benefit obligation	256,795	18,599
Fair value of plan assets	201,563	6,385

     Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage point change in the assumed health care cost trend rates would have the following effects:

	1% Point Increase	1% Point Decrease
	(dollars in thousands)
Effect on total of service and interest cost components	$177	$(202)
Effect on postretirement benefit obligation	1,435	(1,210)

     The Company provides defined life insurance and health care benefits for certain retired employees. The plan is contributory based on years of service and family status, with retiree contributions adjusted annually.

CENEX HARVEST STATES COOPERATIVES AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. EMPLOYEE BENEFIT PLANS (Continued):

     The Company has other contributory defined contribution plans covering substantially all employees. Total contributions by the Company to these plans were $11.0 million, $6.1 million and $4.6 million, for the years ended August 31, 2002, 2001 and 2000, respectively.

11. SEGMENT REPORTING

     The Company manages five business segments, which are based on products and services, and are Agronomy, Energy, Country Operations, Grain Marketing, and Processed Grains and Foods. Reconciling Amounts represent the elimination of sales between segments. Due to cost allocations and intersegment activity, management does not represent that these segments, if operated independently, would report the income before income taxes and other financial information as presented.

     Segment information for the years ended August 31, 2002, 2001 and 2000 is as follows:

	Agronomy	Energy	Country Operations	Grain Marketing	Processed Grains and Foods	Corporate and Other	Reconciling Amounts	Total
	(dollars in thousands)
For the year ended
August 31, 2002:
Net sales		$2,657,689	$1,474,553	$3,787,322	$496,084		$(683,781)	$7,731,867
Patronage dividends	$(89)	458	2,572	497	260	$187		3,885
Other revenues		6,392	80,789	21,902	(1,469)	1,845		109,459

	(89)	2,664,539	1,557,914	3,809,721	494,875	2,032	(683,781)	7,845,211
Cost of goods sold		2,489,352	1,471,422	3,778,838	457,538		(683,781)	7,513,369
Marketing, general
and administrative	8,957	66,731	47,995	22,213	36,930	4,466		187,292
Interest	(1,403)	16,875	13,851	4,807	9,514	(1,189)		42,455
Equity (income) loss
from investments	(13,425)	1,166	(283)	(4,257)	(41,331)	(3)		(58,133)
Minority interests		14,604	786					15,390

Income (loss) before
income taxes	$5,782	$75,811	$24,143	$8,120	$32,224	$(1,242)	$—	$144,838

For the year ended
August 31, 2002:
Goodwill		$4,059	$262		$23,605			$27,926

Capital
expenditures		$54,576	$34,305	$14,851	$35,144	$1,293		$140,169

Depreciation and
amortization	$1,247	$58,701	$21,214	$6,235	$13,436	$3,153		$103,986

Total identifiable
assets at
August 31, 2002	$242,015	$1,305,828	$799,711	$481,232	$439,942	$212,999		$3,481,727

F-22

CENEX HARVEST STATES COOPERATIVES AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued) 11. SEGMENT REPORTING (Continued):

	Agronomy	Energy	Country Operations	Grain Marketing	Processed Grains and Foods	Corporate and Other	Reconciling Amounts	Total
	(dollars in thousands)
For the year ended
August 31, 2001:
Net sales		$2,781,243	$1,577,268	$3,514,314	$662,726		$(782,539)	$7,753,012
Patronage dividends	$196	712	3,683	840	339	$207		5,977
Other revenues		4,036	80,479	22,964	(238)	9,013		116,254

	196	2,785,991	1,661,430	3,538,118	662,827	9,220	(782,539)	7,875,243
Cost of goods sold		2,549,099	1,569,884	3,514,575	619,184		(782,539)	7,470,203
Marketing, general
and administrative	8,503	48,432	53,417	22,396	44,870	6,428		184,046
Interest	(4,529)	25,097	15,695	8,144	13,026	4,003		61,436
Equity (income) loss
from investments	(7,360)	4,081	(246)	(4,519)	(35,505)	15,055		(28,494)
Minority interests		34,713	385					35,098

Income (loss) before
income taxes	$3,582	$124,569	$22,295	$(2,478)	$21,252	$(16,266)	$—	$152,954

Goodwill		$5,175	$373		23,605			$29,153

Capital expenditures		$38,984	$32,448	$3,715	$20,485	$1,978		$97,610

Depreciation and
amortization	$1,250	$55,343	$21,738	$4,917	$22,304	$3,628		$109,180

Total identifiable
assets at
August 31, 2001	$230,051	$1,154,036	$679,053	$345,696	$430,871	$217,612		$3,057,319

For the year ended
August 31, 2000:
Net sales	$808,659	$2,959,622	$1,409,892	$3,453,807	$584,052		$(718,182)	$8,497,850
Patronage dividends	224	311	3,830	861	100	$168		5,494
Other revenues	5,817	2,792	68,436	15,440	(10)	4,996		97,471

	814,700	2,962,725	1,482,158	3,470,108	584,142	5,164	(718,182)	8,600,815
Cost of goods sold	764,744	2,862,715	1,404,120	3,439,863	547,234		(718,182)	8,300,494
Marketing, general
and administrative	20,832	43,332	44,136	21,412	21,462	4,092		155,266
Interest	(3,512)	27,926	12,782	8,701	9,851	1,818		57,566
Equity loss (income)
from investments	4,336	(856)	(1,007)	(6,452)	(24,367)	21		(28,325)
Minority interests		24,443	103					24,546

Income (loss) before
income taxes	$28,300	$5,165	$22,024	$6,584	$29,962	$(767)	$—	$91,268

Capital expenditures		$65,017	$38,514	$12,096	$36,494	$1,675		$153,796

Depreciation and
amortization	$106	$52,017	$21,717	$3,803	$11,440	$3,616		$92,699

F-23

CENEX HARVEST STATES COOPERATIVES AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. COMMITMENTS AND CONTINGENCIES

Environmental:
     The Company is required to comply with various environmental laws and regulations incidental to its normal business operations. In order to meet its compliance requirements, the Company establishes reserves for the future costs of remediation of identified issues, which are included in cost of goods sold in the consolidated statements of operations. Additional costs for matters, which may be identified in the future, cannot be presently determined. The resolution of any such matters may have an impact on the Company’s consolidated financial results for a particular reporting period; however, management believes any such matters will not have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.

     In connection with certain refinery upgrades and enhancements that are necessary in order to comply with existing environmental regulations, the Company expects to incur additional capital expenditures of approximately $340 million in relation to these projects over the next four years, primarily at the NCRA refinery. The Company anticipates funding these projects with a combination of cash flows from operations and additional indebtedness.

Other Litigation and Claims:
     The Company is involved as a defendant in various lawsuits, claims and disputes which are in the normal course of the Company’s business. The resolution of any such matters may have an impact on the Company’s consolidated financial results for a particular reporting period; however, management believes any resulting liability will not have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.

Grain Storage:
     As of August 31, 2002 and 2001, the Company stored grain and processed grain products for third parties totaling $148.0 million and $177.0 million, respectively. Such stored commodities and products are not the property of the Company and therefore are not included in the Company’s inventories.

Guarantees:
     The Company is a guarantor for lines of credit for related companies totaling up to $86.2 million, of which $45.1 million was outstanding as of August 31, 2002. All outstanding loans with respective creditors are current as of August 31, 2002.

Lease Commitments:
     The Company leases approximately 1,700 rail cars with remaining lease terms of one to 10 years. In addition, the Company has commitments under other operating leases for various refinery, manufacturing and transportation equipment, vehicles and office space. Some leases include purchase options at not less than fair market value at the end of the leases.

     Total rental expense for all operating leases, net of rail car mileage credits received from the railroad and sublease income was $30.2 million, $35.5 million and $38.0 million for the years ended August 31, 2002, 2001 and 2000, respectively. Mileage credits and sublease income were $9.5 million, $11.0 million and $10.6 million for the years ended August 31, 2002, 2001 and 2000, respectively.

CENEX HARVEST STATES COOPERATIVES AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. COMMITMENTS AND CONTINGENCIES (Continued):

     Minimum future lease payments, required under noncancellable operating leases as of August 31, 2002, are as follows:

	Rail Cars	Vehicles	Equipment and Other	Total
	(dollars in thousands)
2003	$ 9,100	$ 9,436	$14,417	$32,953
2004	7,091	6,992	10,116	24,199
2005	5,525	5,183	5,286	15,994
2006	2,018	3,321	3,561	8,900
2007	1,042	1,657	2,433	5,132
Thereafter	4,025	255	515	4,795

Total minimum future lease payments	$28,801	$26,844	$36,328	$91,973

13. SUPPLEMENTAL CASH FLOW AND OTHER INFORMATION Additional information concerning supplemental disclosures of cash flow activities for the years ended August 31, 2002, 2001 and 2000 is as follows:

	2002	2001	2000
	(dollars in thousands)
Net cash paid during the period for:
Interest	$44,231	$ 63,034	$57,062
Income taxes	27,965	11,709	3,785
Other significant noncash transactions:
(Distributions)/contributions of inventories of minority interests		(54,399)	54,399
Capital equity certificates issued in exchange for elevator properties	1,842	5,481	7,921
Equity Participation Units issued		1,045
Accrual of patronage dividends and equity retirements payable	(56,510)	(72,154)	(43,694)
Other comprehensive (loss) income	(49,982)	512	(1,257)

14. RELATED PARTIES TRANSACTIONS

     As of August 31, 2002, the Company had related party transactions, which consisted of sales of $550.0 million, purchases of $502.4 million, receivables of $21.2 million and payables of $18.3 million with its equity investees. These related party transactions were primarily with Agriliance, CF Industries, Inc., Horizon Milling, Tacoma Export Marketing Company and Ventura Foods, LLC.

CENEX HARVEST STATES COOPERATIVES AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. COMPREHENSIVE INCOME

     The components of comprehensive income for the years ended August 31, 2002, 2001 and 2000 are as follows:

	2002	2001	2000
	(dollars in thousands)
Net income	$126,138	$178,554	$87,388
Additional minimum pension liability, net of taxes	(48,797)	(15)	153
Financial instruments, net of taxes	(548)	527	(1,410)
Cash flow hedges, net of taxes	(637)

Comprehensive income	$76,156	$179,066	$86,131

The components of accumulated other comprehensive loss as of August 31, 2002 and 2001 are as follows:

	2002	2001
	(dollars in thousands)
Additional minimum pension liability, net of taxes	$50,051	$1,254
Financial instruments, net of taxes	1,209	661
Cash flow hedges, net of taxes	637

Accumulated other comprehensive loss	$51,897	$1,915

F-26

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Members and Patrons of
Cenex Harvest States Cooperatives:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of equities and comprehensive income and of cash flows present fairly, in all material respects, the financial position of Cenex Harvest States Cooperatives and subsidiaries as of August 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PRICEWATERHOUSECOOPERS LLP
October 18, 2002
Minneapolis, Minnesota

3,000,000 Shares

Cenex Harvest States Cooperatives 8% Cumulative Redeemable Preferred Stock

PROSPECTUS CO-LEAD MANAGERS
D. A. Davidson & Co.	U. S. Bancorp Piper Jaffray
Fahnestock & Co. Inc. January 27, 2003